BANCO BBVA ARGENTINA S.A.

CONDENSED INTERIM FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Condensed Interim Financial statements for the six-month period ended June 30, 2022, comparatively presented.

Consolidated Condensed Statement of Financial Position

Consolidated Condensed Statement of Income

Consolidated Condensed Statement of Other Comprehensive Income

Consolidated Condensed Statement of Changes in Shareholders’ Equity

Consolidated Condensed Statement of Cash Flows

Notes

Exhibits

Separate Condensed Statement of Financial Position

Separate Condensed Statement of Income

Separate Condensed Statement of Other Comprehensive Income

Separate Condensed Statement of Changes in Shareholders’ Equity

Separate Condensed Statement of Cash Flows

Notes

Exhibits

Reporting Summary

Independent auditors’ report on the review of the consolidated condensed interim financial statements

Independent auditors’ report on the review of the separate condensed interim financial statements

Supervisory Committee’s Report

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CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 53)
(Stated in thousands of pesos in constant currency - Note 2.1.5)

	Notes and Exhibits	06.30.22	12.31.21

ASSETS

Cash and deposits in banks	3	185,377,473	297,280,977

Cash		76,180,911	101,098,029
Financial institutions and correspondents		109,196,562	196,182,948
Argentine Central Bank (BCRA)		96,918,149	193,313,453
Other in the country and abroad		12,278,413	2,869,495

Debt securities at fair value through profit or loss	4	20,133,156	1,901,941

Derivatives	5	431,575	3,834,697

Repo transactions	6	115,822,020	187,275,027

Other financial assets	7	20,815,365	19,981,467

Loans and other financing	8	511,745,877	516,070,465

Non-financial government sector		2,569	1,008
Argentine Central Bank (BCRA)		3,037	-
Other financial institutions		5,214,169	5,732,210
Non-financial private sector and residents abroad		506,526,102	510,337,247

Other debt securities	9	427,766,718	251,868,266

Financial assets pledged as collateral	10	25,526,800	27,613,068

Current income tax assets	11. a)	790,573	3,069,344

Investments in equity instruments	12	524,107	3,018,998

Investments in associates	13	2,613,975	2,792,779

Property and equipment	14	68,719,903	69,330,433

Intangible assets	15	5,869,949	5,004,395

Deferred income tax assets		1,039,772	1,193,229

Other non-finacial assets	16	17,731,712	11,983,674

Non-current assets held for sale	17	411,326	411,326

TOTAL ASSETS		1,405,320,301	1,402,630,086

Notes and exhibits are an integral part of these consolidated financial statements.

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CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 53)
(Stated in thousands of pesos in constant currency - Note 2.1.5)

	Notes and Exhibits	06.30.22	12.31.21

LIABILITIES

Deposits	18 and Exhibit H	974,101,356	964,413,886

Non-financial Government Sector		14,543,342	18,073,462
Financial Sector		289,374	295,860
Non-financial Private Sector and Residents Abroad		959,268,640	946,044,564

Derivatives	5	146,973	427,810

Other financial liabilities	20	78,987,687	83,859,318

Financing received from the BCRA and other financial institutions	21	20,556,062	16,008,758

Corporate bonds issued	22	394,911	684,811

Current income tax liabilities	11. b)	244,909	482,344

Provisions	23 and Exhibit J	6,871,776	7,642,374

Deferred income tax liabilities	11	4,179	11,176,850

Other non-financial liabilities	24	90,055,309	96,534,007

TOTAL LIABILITIES		1,171,363,162	1,181,230,158

EQUITY

Share capital	26	612,710	612,710
Non-capitalized contributions		54,227,042	54,227,042
Capital adjustments		38,954,337	38,954,337
Reserves		122,291,433	95,509,425
Retained earnings		7,301	(2,059,567)
Other accumulated comprehensive income/(loss)		(7,147,587)	948,734
Income for the period/year		20,925,146	28,841,575
Equity attributable to owners of the Parent		229,870,382	217,034,256
Equity attributable to non-controlling interests		4,086,757	4,365,672

TOTAL EQUITY		233,957,139	221,399,928

TOTAL LIABILITIES AND EQUITY		1,405,320,301	1,402,630,086

Notes and exhibits are an integral part of these consolidated financial statements.

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CONSOLIDATED CONDENSED STATEMENT OF INCOME
FOR THE THREE-MONTH AND SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2022 AND 2021
(Translation of Financial statements originally issued in Spanish - See Note 53)
(Stated in thousands of pesos in constant currency - Note 2.1.5)

	Notes and Exhibits	Accumulated as of 06.30.22	Accumulated as of 06.30.21	Quarter from 04.01.22 to 06.30.22	Quarter from 04.01.21 to 06.30.21

Interest income	27	180,583,461	138,392,578	99,621,906	71,609,875
Interest expense	28	(80,257,065)	(59,330,023)	(45,311,601)	(31,752,351)

Net interest income		100,326,396	79,062,555	54,310,305	39,857,524

Commission income	29	29,588,783	29,608,237	14,393,287	15,638,642
Commission expenses	30	(11,500,035)	(14,601,742)	(4,086,689)	(6,736,612)

Net commission income		18,088,748	15,006,495	10,306,598	8,902,030

Net income from financial instruments at fair value through profit or loss	31	6,135,768	4,965,673	1,343,269	2,053,763
Net income (loss) from write-down of assets at amortized cost and at fair value through OCI	32	527,062	(86,840)	567,232	(26,797)
Foreing exchange and gold gains/(losses)	33	3,564,392	3,566,762	1,556,761	1,937,291
Other operating income	34	7,275,390	5,784,881	3,316,749	2,970,761
Loan loss allowance		(5,117,140)	(6,967,823)	(2,455,268)	(3,485,816)

Net operating income		130,800,616	101,331,703	68,945,646	52,208,756

Personnel benefits	35	(23,340,026)	(21,053,470)	(12,707,149)	(10,427,535)
Administrative expenses	36	(23,421,256)	(19,339,743)	(12,260,309)	(9,639,269)
Depreciation and amortization	37	(3,639,225)	(3,894,478)	(1,721,866)	(1,949,456)
Other operating expenses	38	(19,349,681)	(17,578,453)	(10,253,730)	(9,122,507)

Operating income		61,050,428	39,465,559	32,002,592	21,069,989

Income (loss) from associates and joint ventures		(95,535)	232,278	217,841	285,627
Gain (loss) on net monetary position		(45,758,098)	(28,059,590)	(23,788,428)	(14,321,771)

Income before income tax		15,196,795	11,638,247	8,432,005	7,033,845

Income tax	11. c)	5,422,690	5,600,508	7,455,252	4,806,083

Net income for the period		20,619,485	17,238,755	15,887,257	11,839,928

Net income for the period attributable to:
Owners of the Parent		20,925,146	17,312,458	16,014,143	11,838,272
Non-controlling interests		(305,661)	(73,703)	(126,886)	1,656

Notes and exhibits are an integral part of these consolidated financial statements.

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CONSOLIDATED CONDENSED STATEMENT OF INCOME
FOR THE THREE-MONTH AND SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2022 AND 2021
EARNINGS PER SHARE
AS OF JUNE 30, 2022 AND 2021
(Translation of Financial statements originally issued in Spanish - See Note 53)
(Stated in thousands of pesos in constant currency - Note 2.1.5)

Accounts	06.30.22	06.30.21

Numerator:

Net income attributable to owners of the Parent	20,925,146	17,312,458
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	20,925,146	17,312,458

Denominator:

Weighted average of outstanding common shares for the period	612,710,079	612,710,079
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in thousands of pesos)	34.1518	28.2555
Diluted earnings per share (stated in thousands of pesos) (1)	34.1518	28.2555

(1)	As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

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CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE-MONTH AND SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2022 AND 2021
(Translation of Financial statements originally issued in Spanish - See Note 53)
(Stated in thousands of pesos in constant currency - Note 2.1.5)

	Accumulated as of 06.30.22	Accumulated as of 06.30.21	Quarter from 04.01.22 to 06.30.22	Quarter from 04.01.21 to 06.30.21

Net income for the period	20,619,485	17,238,755	15,887,257	11,839,928

Other comprehesive income components to be reclassified to income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method
Income/(Loss) for the period on the Share in OCI from associates and joint ventures at equity method	76,198	(10,667)	76,198	(751)
	76,198	(10,667)	76,198	(751)

Profit or losses from financial instruments at fair value through OCI
Income/(Loss) for the period on financial instruments at fair value through OCI	(12,340,182)	(642,675)	(14,543,677)	152,404
Reclassification adjustment for the period	(527,062)	66,014	(567,232)	5,971
Income tax	4,715,798	304,634	5,396,495	16,584
	(8,151,446)	(272,027)	(9,714,414)	174,959

Other comprehesive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)
Loss for the period on equity instruments at fair value through OCI	(21,074)	(12,517)	(11,761)	(4,360)
Income tax	-	-	-	(501)
	(21,074)	(12,517)	(11,761)	(4,861)

Total Other Comprehensive Income for the period	(8,096,322)	(295,211)	(9,649,977)	169,347

Total Comprehensive Income	12,523,163	16,943,544	6,237,280	12,009,275

Total comprehensive income:
Attributable to owners of the Parent	12,828,825	17,017,247	6,364,167	12,007,619
Attributable to non-controlling interests	(305,662)	(73,703)	(126,887)	1,656

Notes and exhibits are an integral part of these consolidated financial statements.

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CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE SIX-MONTH INTERIM PERIOD ENDED JUNE 30, 2022
(Translation of Financial statements originally issued in Spanish - See Note 53)
(Stated in thousands of pesos in constant currency - Note 2.1.5)

	2022
	Share		Non-capitalized		Other Comprehensive			Retained
	Capital		contributions		Income			Earnings
	Outstanding shares		Share premium		Losses on financial instruments at fair value through OCI	Other						Total equity attributable to owners of the Parent	Total equity attributable to non-controlling interests	Total
										Unappropriated retained earnings
				Adjustments to equity
Transactions								Legal	Optional Reserve

Restated balances at the beginning of the year	612,710		54,227,042	38,954,337	1,024,932	(76,198)		46,297,351	49,212,074	26,782,008		217,034,256	4,365,672	221,399,928

Impact of the implementation of the financial reporting framework established by the BCRA - IFRS 9, paragraph 5.5	-		-	-	-	-		-	-	7,301		7,301	26,747	34,048

Adjusted balance at the beginning of the year	612,710		54,227,042	38,954,337	1,024,932	(76,198)		46,297,351	49,212,074	26,789,309		217,041,557	4,392,419	221,433,976

Total comprehensive income for the period
- Net income for the period	-		-	-	-	-		-	-	20,925,146		20,925,146	(305,661)	20,619,485
- Other Comprehensive Income for the period	-		-	-	(8,172,519)	76,198		-	-	-		(8,096,321)	(1)	(8,096,322)

- Distribution of Unappropriated Retained Earnings as per Shareholders' Resolution dated April 29, 2022 (Note 43)
Legal Reserve	-		-	-	-	-		5,356,402	-	(5,356,402)		-	-	-
Other	-		-	-	-	-		-	21,425,606	(21,425,606)		-	-	-

Balances at fiscal period end	612,710	#	54,227,042	38,954,337	(7,147,587)	-	#	51,653,753	70,637,680	20,932,447	#	229,870,382	4,086,757	233,957,139

Notes and exhibits are an integral part of these consolidated financial statements.

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CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE SIX-MONTH INTERIM PERIOD ENDED JUNE 30, 2021
(Translation of Financial statements originally issued in Spanish - See Note 53)
(Stated in thousands of pesos in constant currency - Note 2.1.5)

	2021
	Share	Non-capitalized			Other Comprehensive		Retained
	Capital	contributions			Income		Earnings

Transactions	Outstanding shares	Share premium		Adjustments to equity	Losses on financial instruments at fair value through OCI	Other	Legal	Optional Reserve	Unappropriated retained earnings	Total equity attributable to owners of the Parent	Total equity attributable to non-controlling interests	Total

Restated balances at the beginning of the year	612,710	54,227,042		38,954,337	276,238	(115,055)	46,297,351	131,123,281	(60,484,394)	210,891,510	4,394,160	215,285,670

Adjusted income from previous years (see Note 2.1.1.b))	-	-		-	-	-	-	-	(2,059,576)	(2,059,576)	-	(2,059,576)

Adjusted balance at the beginning of the year	612,710	54,227,042		38,954,337	276,238	(115,055)	46,297,351	131,123,281	(62,543,970)	208,831,934	4,394,160	213,226,094

Total comprehensive income for the period
- Net income for the period	-	-		-	-	-	-	-	17,312,458	17,312,458	(73,703)	17,238,755
- Other Comprehensive Income for the period	-	-		-	(272,027)	(23,184)	-	-	-	(295,211)	-	(295,211)

- Distribution of Unappropriated Retained Earnings as per Shareholders' Resolution dated April 20, 2021 (Note 43)
Cash dividends (1)	-	-	-	-	-	-	-	(12,236,721)	-	(12,236,721)	-	(12,236,721)
Absorption of accrued losses	-	-	-	-	-	-	-	(60,484,401)	60,484,401	-	-	-

Balances at fiscal period end	612,710	54,227,042		38,954,337	4,211	(138,239)	46,297,351	58,402,159	15,252,889	213,612,460	4,320,457	217,932,917

(1) It represents $ 19.97 per share stated in historical currency.

Notes and exhibits are an integral part of these consolidated financial statements.

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CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2022 AND 2021
(Translation of Financial statements originally issued in Spanish - See Note 53)
(Stated in thousands of pesos in constant currency - Note 2.1.5)

Accounts	06.30.22	06.30.21

Cash flows from operating activities

Income before income tax	15,196,795	11,638,247

Adjustment for total monetary income for the period	45,758,098	28,059,590

Adjustments to obtain cash flows from operating activities:	19,531,043	7,822,549
Depreciation and amortization	3,639,225	3,894,478
Loan loss allowance	5,117,140	6,967,823
Effect of foreign exhange changes on cash and cash equivalents	11,463,279	(1,283,053)
Loss for the sale of Prisma Medios de Pagos S.A.	(3,067,503)	-
Other adjustments	2,378,902	(1,756,699)

Net increases from operating assets:	(443,748,511)	(213,673,208)
Debt securities at fair value through profit or loss	(22,515,430)	(7,828,115)
Derivatives	2,852,989	2,369,034
Repo transactions	49,727,630	(92,131,272)
Loans and other financing	(146,548,638)	(53,965,948)
Non-financial government sector	(1,905)	717
Other financial institutions	(1,135,992)	(1,387,303)
Non-financial private sector and residents abroad	(145,410,741)	(52,579,362)
Other debt securities	(310,653,759)	(58,251,745)
Financial assets pledged as collateral	(6,069,751)	2,364,903
Investments in equity instruments	2,102,355	833,607
Other assets	(12,643,907)	(7,063,672)

Net increases from operating liabilities:	342,352,212	262,583,333
Deposits	293,978,891	225,776,444
Non-financial government sector	2,280,961	2,951,818
Financial sector	106,201	(875,083)
Non-financial private sector and residents abroad	291,591,729	223,699,709
Liabilities at fair value through profit or loss	8,119	82,908
Derivatives	(132,120)	(16,479)
Other liabilities	48,497,322	36,740,460

Income tax paid	(712,840)	(4,473,407)

Total cash flows (used in)/generated by operating activities	(21,623,203)	91,957,104

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CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2022 AND 2021
(Translation of Financial statements originally issued in Spanish - See Note 53)
(Stated in thousands of pesos in constant currency - Note 2.1.5)

Accounts	06.30.22	06.30.21

Cash flows from investing activities

Payments:	(4,255,026)	(3,127,786)
Purchase of property and equipment, intangible assets and other assets	(3,820,021)	(2,889,788)
Other payments related to investing activities	(435,005)	(237,998)

Collections:	241,944	852,809
Other collections related to investing activities	241,944	852,809

Total cash flows used in investing activities	(4,013,082)	(2,274,977)

Cash flows from financing activities

Payments:	(1,036,872)	(6,988,268)
Non-subordinated corporate bonds	(261,678)	(882,452)
BCRA	-	(3,399)
Financing from local financial institutions	-	(5,098,126)
Leases	(775,194)	(1,004,291)

Collections:	4,547,303	-
BCRA	2,112	-
Financing from local financial institutions	4,536,748	-
Other collections related to financing activities	8,443	-

Total cash flows generated by/(used in) financing activities	3,510,431	(6,988,268)

Effect of exchange rate changes on cash and cash equivalents	(11,463,279)	1,283,053
Gain/loss on net monetary position of cash and cash equivalents	(78,314,371)	(71,349,725)

Total changes in cash flows	(111,903,504)	12,627,187
Restated cash and cash equivalents at the beginning of the year (Note 3)	297,280,977	312,598,287
Cash and cash equivalents at fiscal period-end (Note 3)	185,377,473	325,225,474

Notes and exhibits are an integral part of these consolidated financial statements.

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NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish - See Note 53)

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

1.	General Information
1.1.	Information on Banco BBVA Argentina S.A.

Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina”, the “Entity” or the “Bank”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 243 national branches.

Since December 1996, BBVA Argentina is part of the global strategy of Banco Bilbao Vizcaya Argentaria S.A. (hereinafter, either “BBVA” or the “Parent”), which directly and indirectly controls the Entity, by holding 66.55% of the share capital as of June 30, 2022.

These consolidated condensed interim financial statements include the Entity and its subsidiaries (collectively referred to as the “Group”).

Part of the Entity's capital stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange, and the Madrid Stock Exchange.

1.2.	Evolution of the macroeconomic situation and the financial and capital systems

The Entity continues to operate in a complex economic context, signaled by the persistence of high inflation. This scenario is accompanied by volatile financial variables, including, among others, a country risk indicator which has increased even after the renegotiation of the sovereign debt with private creditors and the IMF, as well as the imputed exchange rates impacting the outstanding public debt denominated in foreign currency.

During the years 2020 and 2021, among others resolutions, changes to the tax regime were made, including the change in the income tax rate, and new specific regulations were also established enabling the access to the foreign exchange market, both for individuals and legal entities.

Although as of the date of these financial statements, the volatility levels above mentioned have remained and an acceleration in inflation levels accompanied by a gradual increase in monetary policy interest rates has been observed in 2022, the economic activity has been recovering as from the second half of 2020, within the framework of a scenario where the health contingency described below continues to be present, the national and international macroeconomic context generates certain degree of uncertainty regarding its future progress, and also considering the effects of the Russian invasion of Ukraine in the level of the global economic recovery.

In view of the above, the Entity's Management permanently monitors the evolution of the abovementioned situations in the international and local markets, in order to determine the possible actions to be taken and identify possible impacts on its equity and financial position, which may require disclosure in the financial statements of future periods.

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1.3. Effects of the coronavirus outbreak (Covid-19)

In early March 2020, the World Health Organization declared Coronavirus (Covid-19) a pandemic. This emergency situation over public health was worldwide expanded and several countries took different measures to contain the effects. This situation and the measures adopted have materially affected the international economy activity with different impacts on several countries and business lines.

Particularly in the Argentine Republic, along with health protection rules, tax and financial measures were taken to mitigate the impact on the economy associated with the pandemic, including public direct financial assistance measures for part of the population, the establishment of financial and fiscal facilities for both individuals and companies.

The Entity's Management monitors the development of the situation on an ongoing basis in order to define the actions to be taken and identify their potential impact on its financial position.

As of the date of these financial statements, the above-described events have not had a material impact on the Entity’s financial position, results of operations and/or cash flows. Management believes that no material impacts will occur in the future if activity remains, at least, at current levels.

2.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

2.1. Presentation basis

2.1.1. Applicable Accounting Standards

These condensed consolidated interim financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA (Communication “A” 6114 of the BCRA, as supplemented). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS, the following affect the preparation of these consolidated condensed interim financial statements:

a)	Within the framework of the convergence process to IFRS established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments”

--12--

(paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the above mentioned paragraph 5.5. “Impairment” been applied in full, according to a global estimate made by the Entity, as of June 30, 2022 and December 31, 2021, its shareholders’ equity would have been reduced by 2,657,500 and 2,602,792, respectively.

b)	As of December 31, 2021, the Entity valued its remaining interest in Prisma Medios de Pago SA (“Prisma”) following the guidelines set forth by applicable standards and considering a valuation report as of December 31, 2020 issued by independent experts subject to the provisions of Memoranda No. 7/2019 and No. 8/2021 dated April 29, 2019 and May 22, 2021, respectively, received from the BCRA, which set forth specific provisions as regards the measurement of such interest. Considering those provisions, the Entity has made adjustments to the fair value previously determined (see Note 12.1).

In addition, the Bank recognized an adjustment to previous years’ profits, at the request of the BCRA. By means of Memorandum No. 8/2021 dated May 22, 2021, that is, subsequent to the financial statements as of December 31, 2020, the Bank was required to adjust the fair value recognized in respect of its equity interest in Prisma Medios de Pago S.A. as of December 31, 2020.

For disclosure purposes only, such adjustment had an impact on the items “Investments in Equity Instruments” by 2,942,252 (decrease) and “Unappropriated retained earnings” by 2,059,576 (net decrease in deferred income tax) in the comparative Consolidated Statement of Financial Position as of December 31, 2021 and in the comparative Consolidated Statement of Changes in Shareholders’ Equity as of June 30, 2021.

In determining the valuation of such equity interest, the Bank followed the guidelines set out under applicable standards, also considering a valuation report as of December 31, 2020 issued by independent appraisers.

In March 2022, the shares corresponding to the abovementioned interest were transferred and the income (loss) from their sale was recorded in the quarter ended March 31, 2022. Had the IFRS been applied in order to determine the fair value above mentioned, the income (loss) of previous years and for the period ended June 30, 2022 would have changed. However, this situation does not generate differences as regards the shareholders’ equity value as of June 30, 2022.

c)	On May 29, 2017, the BCRA issued Memorandum No. 6/2017 whereby the Entity was required to account for a provision in liabilities for the reassessment of income tax applying the inflation adjustment for tax purposes. As described in Note 11, such provision was fully reversed as from June 30, 2021.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS that have been currently approved and are applicable in the preparation of these consolidated condensed interim financial statements in accordance with the IFRS as adopted by the BCRA as per Communication “A” 7411. In general, the BCRA does not allow the early application of any IFRS, unless otherwise specified.

These financial statements were approved by the Board of Directors of Banco BBVA Argentina S.A. on August 23, 2022.

--13--

2.1.2. Figures stated in thousands of pesos

These condensed consolidated interim financial statements expose figures stated in thousands of Argentine pesos in terms of purchasing power as of June 30, 2022 and are rounded to the nearest amount in thousands of pesos.

2.1.3. Presentation of Statement of Financial Position

The Entity presents its Statement of Financial Position in order of liquidity, according to the model set forth in Communication “A” 6324 of the BCRA.

Financial assets and financial liabilities are generally reported in gross figures in the Statement of Financial Position. They are offset and reported on a net basis only if there is a legal and unconditional right to offset them and Management has the intention to settle them on a net basis or to realize assets and settle liabilities simultaneously.

These consolidated financial statements were prepared on the basis of historical amounts, except for certain species which were valued at Fair value through Other Comprehensive Income (OCI) or at Fair Value through Profit or Loss. In addition, in the case of derivatives, both assets and liabilities were valued at Fair Value through profit or loss.

2.1.4. Comparative information

The Consolidated Statement of Financial Position as of June 30, 2022 is comparatively presented with data as of prior year-end, while the Statements of Income and Other Comprehensive Income for the three-month and six-month periods ended June 30, 2022, and the Statements of Changes in Shareholders' Equity, and Cash Flows, for the six-month period then ended, are comparatively presented with data as of the same period of the previous year.

The figures of comparative information have been restated in order to consider the changes in the general purchasing power of the currency and, as a result, are stated in the measuring unit current as of the end of the reporting period (see “Measuring unit” below).

2.1.5. Measuring unit

These consolidated condensed interim financial statements as of June 30, 2022 have been restated to be expressed in the purchasing power currency as of that date, as set forth in IAS 29 and considering, in addition, the particular standards issued by the BCRA in Communications “A” 6651, 6849, as amended and supplemented, which established that such method should be applied to financial statements for fiscal years starting on or after January 1, 2020 and defined December 31, 2018 as transition date.

IFRS requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be restated in constant currency. In order to achieve uniformity in the identification of such an

--14--

economic environment, IAS 29 "Financial Reporting in Hyperinflationary Economies" establishes (i) certain non-exclusive qualitative indicators consisting of analyzing the behavior of the population, prices, interest rates and salaries in view of the evolution of price indexes and the loss of purchasing power of the currency, and (ii) as a quantitative characteristic, which is the condition most commonly considered in practice, to verify whether the cumulative inflation rate in three years approaches or exceeds 100%. Due to several macroeconomic factors, three-year inflation was above this figure, while the national government's targets and other available projections indicate that this trend will not be reversed in the short term.

Such restatement should be made as if the economy has always been hyperinflationary, using a general price index that reflects the changes in the purchasing power of currency. In order to make such restatement, a series of indexes prepared and published on a monthly basis by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), which combines the domestic consumer price index (CPI) published by the National Institute of Statistics and Census (INDEC, as per its Spanish acronym) as from January 2017 (base month: December 2016) with the domestic wholesale price index (IPIM, as per its Spanish acronym) published by INDEC until such date, computing for November and December 2015, for which the INDEC did not published any information on the variation of the IPIIM, the variation of the CPI in the City of Buenos Aires.

Considering the index referred above, inflation for the six-month periods ended June 30, 2022 and 2021 was 36.15% and 25.32%, respectively, and for the fiscal year ended December 31, 2021, was 50.94%.

Below is a description of the main impacts of applying IAS 29 and the restatement process of financial statements set forth by Communication “A” 6849, as supplemented, of the BCRA:

a)	Description of the main aspects of the restatement process of the statement of financial position:

i.	Monetary items (those with a fixed nominal value in local currency) are not restated, as they are already expressed in the measuring unit current as of the end of the reporting period. In an inflationary period, holding monetary assets generates a loss of purchasing power and holding monetary liabilities generates a gain in purchasing power, provided that such items are not subject to an adjustment mechanism that may offset these effects to some extent. Gain or loss on net monetary position is included in income (loss) for the reporting period.
ii.	Assets and liabilities subject to adjustments pursuant to specific agreements are adjusted according to such agreements.
iii.	Non-monetary items measured at their current values at the end of the reporting period are not restated for their presentation in the statement of financial position, but the adjustment process must be completed in order to determine in terms of constant measuring unit, the gain or loss generated for holding those non-monetary items.
iv.	Non-monetary items measured at historical cost or at a value current as of a date prior to the end of the reporting period are restated at indexes that reflect the variation occurred in the general price index level as from the date of acquisition or restatement until the closing date, and then the restated amounts of said assets are compared with the relevant recoverable values.

--15--

Income (loss) for the period from depreciation of property and equipment and amortization of intangible assets, as well as any other consumption of non-monetary assets are determined based on the new restated amounts.

v.	The restatement of non-monetary assets in terms of a measuring unit current at the end of the reporting period without an equivalent adjustment for tax purposes results in a taxable temporary difference and the recognition of deferred tax liabilities, whose balancing entry is recognized in income or loss for the period.

b)	Description of the main aspects of the restatement process of the statements of income and other comprehensive income:

i.	Expenses and income are restated as from the date of their booking, except those income or loss items that reflect or include in their determination the consumption of assets in purchasing power currency of a date prior to the booking of the consumption, which are restated taking as basis the date of origination of the asset with which the item is related; and also except for income or loss arising from comparing two measurements expressed in purchasing power currency of different dates, for which it is necessary to identify the amounts compared, restate them separately, and make the comparison again, but with the amounts already restated.
ii.	Gain or loss on net monetary position will be classified according to the item that originated it, and is presented in a separate line reflecting the effect of inflation on monetary items.

c)	Description of the main aspects of the restatement process of the statement of changes in shareholders’ equity:

i.	As of the transition date (December 31, 2018), the Entity has applied the following procedures:
a)	Equity items, except those stated below, are restated as from the date on which they were subscribed for or paid-in, as set forth in Communication “A” 6849 for each particular item.
b)	Reserves, including the reserve for first time application of IFRS, were maintained at their nominal value as of the transition date (non-restated legal amount).
c)	Restated unappropriated retained earnings are determined according to the difference between restated net assets as of the transition date and the rest of the components of initial equity restated as described above.
d)	Balances of other accumulated comprehensive income were restated as of the transition date.

ii.	After the restatement as of the transition date stated in (i) above, all the shareholders’ equity components are restated by applying the general price index from the beginning of the fiscal year and each variation of those components is restated from the date of contribution or from the moment such variation occurred by other means, restating the balances of other accumulated comprehensive income according to the items that give rise to it.

d)	Description of the main aspects of the restatement process of the statement of cash flows:

i.	All items are restated in terms of the measuring unit current as of the end of the reporting period.
ii.	Monetary gain or loss on the components of cash and cash equivalents are disclosed in the statement of cash flows after operating, investing and financing activities, in a separate line and independent from them, under “Gain/loss on net monetary position of cash and cash equivalents”.

--16--

2.2.	Basis of consolidation

The condensed consolidated interim financial statements comprise the Entity’s and its subsidiaries’ financial statements (the “Group”) as of June 30, 2022 and December 31, 2021.

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity when it is exposed to, or has rights to, variable returns from its continued involvement with the entity and has the ability to manage the operating and financial policies of that entity, in order to affect those returns.

This is generally observed in the case of an ownership interest representing more than 50% of its shares entitled to vote.

However, under particular circumstances, the Entity may exercise control with an ownership interest below 50% or may not exercise control even with an ownership interest above 50% in the shares of an investee.

When assessing if an Entity has power over an investee and therefore, whether it controls the variability of its returns, the Entity considers all the relevant events and circumstances, including:

-	The purpose and design of the investee.
-	The relevant activities, the decision-making process on these activities and whether the Entity and its subsidiaries can manage those activities.
-	Contractual agreements such as call options, put options and settlement rights.
-	If the Entity and its subsidiaries are exposed to, or entitled to, variable returns arising from their interest in the investee, and are empowered to affect their variability.

Subsidiaries are fully consolidated as from the date on which effective control thereof is transferred to the Entity and they are no longer consolidated as from the date on which such control ceases. These consolidated condensed interim financial statements include the Entity’s and its subsidiaries’ assets, liabilities, profit or loss and each component of other comprehensive income. Transactions among consolidated entities are fully eliminated.

Any change in the ownership interest in a subsidiary, without loss of control, is booked as an equity transaction. Conversely, if the Entity loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other equity components, while any resulting gain or loss is recognized in profit or loss, and any retained investment is recognized at fair value at the date of loss of control.

The financial statements of subsidiaries have been prepared as of the same date and for the same accounting periods as those of the Entity, using related accounting policies consistently with those applied by the Entity. If necessary, relevant adjustments are made to the financial statements of subsidiaries so that the accounting policies used by the Group are uniform.

--17--

The Entity and its subsidiaries consider the Argentine peso as their functional and presentation currency.

Besides, non-controlling interests represent the portion of income or loss and shareholders’ equity that does not belong, either directly or indirectly, to the Entity. Non-controlling interests are exposed in these financial statements in a separate line in the Statements of Financial Position, of Income, Other Comprehensive Income and Changes in Shareholders’ Equity.

As of June 30, 2022 and December 31, 2021, the Entity has consolidated its financial statements with the financial statements of the following companies:

Subsidiaries	Registered Office	Province	Country	Main Business Activity
Volkswagen Financial Services Cía. Financiera S.A.	Ave. Córdoba 111	City of Buenos Aires	Argentina	Financing
PSA Finance Arg. Cía. Financiera S.A.	Carlos María Della Paolera 265, floor 22	City of Buenos Aires	Argentina	Financing
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.(undergoing liquidation proceedings)(1)	Ave. Córdoba 111, floor 22	City of Buenos Aires	Argentina	Retirement and Pension Fund Manager
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Ave. Córdoba 111, floor 30	City of Buenos Aires	Argentina	Mutual Funds Management

(1)	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) “Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)”: a corporation incorporated under the laws of Argentina undergoing liquidation proceedings. On December 4, 2008, Law No. 26425 was enacted, providing for the elimination and replacement of the capitalization regime that was part of the Integrated Retirement and Pension System, with a single pay-as-you go system named the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office (ANSES) is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009, whereby retirement and pension fund managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, it was resolved, at a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009.

--18--

As of June 30, 2022 and December 31, 2021, the Entity’s interest in consolidated companies is as follows:

Subsidiaries	Shares		Interest held by the Company		Non-controlling Interests
	Type	Number	Total Share	Votes	Total Share Capital	Votes
Volkswagen Financial Services Cía. Financiera S.A.	Common	897,000,000	51.00%	51.00%	49.00%	49.00%
PSA Finance Arg. Cía. Financiera S.A.	Common	52,178	50.00%	50.00%	50.00%	50.00%
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.(undergoing liquidation proceedings)	Common	115,738,503	53.89%	53.89%	46.11%	46.11%
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Common	242,524	100.00%	100.00%	0.00%	0.00%

The Board of Directors of Banco BBVA Argentina S.A. considers that there are no other companies or structured entities that should be included in the consolidated condensed interim financial statements as of June 30, 2022.

2.3.	Summary of significant accounting policies

These condensed consolidated interim financial statements as of June 30, 2022 have been prepared in accordance with the financial reporting framework set forth by the BCRA mentioned in Note 2.1.1 “Applicable accounting policies”, which in particular for consolidated condensed interim financial statements is based on IAS 34 “Interim Financial Reporting”.

In preparing these condensed consolidated interim financial statements, in addition to what is explained in Notes 2.1.5 “Measuring Unit" and 2.5 "Regulatory changes introduced during this fiscal year", the Entity has applied the basis of presentation and consolidation, accounting policies and significant accounting judgments, estimates and assumptions described in the consolidated financial statements for the fiscal year ended December 31, 2021, already issued, except as indicated in Note 2.5.

These condensed consolidated interim financial statements include all the information necessary for an appropriate understanding by the users thereof, of the basis for preparation and presentation used, as well as the relevant events and transactions occurred after the issuance of the latest annual consolidated financial statements for the fiscal year ended December 31, 2021. However, these condensed consolidated interim financial statements do not include all the information or all the disclosures required for annual consolidated financial statements prepared in accordance with IAS 1 “Presentation of Financial Statements”. Therefore, these condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the fiscal year ended December 31, 2021, already issued.

--19--

2.4.	Accounting judgments, estimates and assumptions

The preparation of these condensed consolidated financial statements in accordance with IFRS requires the preparation and consideration, by the Entity’s and its subsidiaries’ Management, of significant accounting judgments, estimates and assumptions that impact in the reported balances of assets and liabilities, income and expenses, as well as in the determination and disclosure of contingent assets and liabilities as of the end of the reporting period.

The entries made are based on the best estimate of the probability of occurrence of different future events. In this sense, the uncertainties associated with the estimates and assumptions adopted may result in the future in final results that would differ from such estimates and require significant adjustments to the reported balances of the assets and liabilities affected. Accounting judgments, estimates and assumptions are reviewed on an ongoing basis and their effects are recognized prospectively.

The most significant accounting judgments, estimates and assumptions included in these financial statements were the same as those described in Notes 4.1, 4.2 and 4.3 to the consolidated financial statements as of December 31, 2021.

2.5. Regulatory changes introduced during this fiscal year

Implementation of the impairment model Paragraph 5.5 – IFRS 9 in related companies

On March 19, 2020, the BCRA issued Communication “A” 6938—which term was subsequently extended by Communication “A” 7181 dated December 17, 2020— deferring the application of the impairment model set forth in paragraph 5.5 of IFRS 9 until fiscal years beginning on or after January 1, 2022 for Group "C" institutions (institutions consolidated by the Bank), which would remain subject to the impairment model established by the BCRA through Communication "A" 2950, as amended. Such model requires that financial institutions recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA.

Pursuant to Communication “A” 7427 dated December 23, 2021, the BCRA extended the application of the aforementioned paragraph until January 1, 2023 at the option of Group “C” institutions.

The entities consolidated with the Bank did not exercise this option and started to apply, beginning on January 1, 2022 the impairment model set forth in paragraph 5.5 of IFRS 9 of expected credit loss, with non-financial government sector debt instruments being excluded from the scope thereof.

2.6. New pronouncements

Pursuant to Communication “A” 6114 issued by the BCRA, as the new IFRS are approved, or the current IFRS are modified or repealed and, once such changes are adopted by the FACPCE by means of Notices of Adoption,

--20--

the BCRA shall issue a statement announcing its approval for financial institutions. In general, the early application of any IFRS is not permitted, unless specifically permitted at the time of adoption.

The standards and interpretations applicable to the Entity, issued but ineffective as of the date of these consolidated condensed interim financial statements are exposed below. The Entity will adopt these standards, if applicable, when they are effective:

a)	Amendments to IAS 1: classification of liabilities as current and non-current

The IASB published amendments to paragraphs 69 and 76 of IAS 1 to specify the requirements to classify liabilities as current and non-current. Such amendments clarify certain matters related to the right to differ the settlement of liabilities and the classification of embedded derivatives. Furthermore, it clarifies that in cases where a conversion option is classified as a liability or part of a liability, the transfer of equity instruments would constitute settlement of the liability for the purpose of classifying it as current or non-current. These amendments will be effective for fiscal years starting on or after January 1, 2023. The Entity does not expect that those amendments have significant impact on the financial statements.

b)	Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosures of accounting policies

These amendments require that an entity discloses its material accounting policies instead of its significant accounting policies. In addition, within the amendments some explanations were included on how an entity may identify a material accounting policy together with some examples of when an accounting policy may be material. To that effect, a guidance with explanations and examples called “the 4-step materiality process” described in Practice Statement 2 has been developed. This standard will be effective as from January 1, 2023. The Entity does not expect that this amendment has significant impact on the financial statements.

c)	Amendment to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” - Definition of accounting estimates

These amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and correction of errors. They also clarify how an entity uses valuation techniques and input data to develop accounting estimates. The amendment to this standard clarifies that the effect on an accounting estimate due to a change in an input or a change in a valuation technique are changes to accounting estimates if they do not result from the correction of prior period errors. The preceding definition of changes in accounting estimates specified that these changes may result from new information or new developments. Therefore, these changes are not corrections of errors. This standard will be effective as from January 1, 2023. The Entity does not expect that those amendments have significant impact on the financial statements.

d)	IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17 “Insurance Contracts” (IFRS 17), a new comprehensive accounting standard for insurance contracts that covers the recognition and measurement, presentation and disclosure.

--21--

Once effective, IFRS 17 will replace IFRS 4. IFRS 17 is applicable to all kinds of insurance contracts (i.e. life, non-life, direct insurance and reinsurance), notwithstanding the kind of entity that issues them. In June 2020, the IASB issued amendments to IFRS 17. These amendments included to change the effective date to 2023. This standard is not applicable to the Entity.

e)	Amendment to IAS 12 “Income Tax” - Deferred tax related to assets and liabilities arising from a single transaction

The IASB issued amendments that narrow the scope of the initial recognition exception under IAS 12, so that it is no longer applicable to transactions that give rise to equal taxable and deductible temporary differences. The Amendments also clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of judgement (having considered the applicable tax law) whether such deductions are attributable for tax purposes to the liability recognized in the financial statements (and interest expense) or to the related asset component (and interest expense). This judgement is important in determining whether any temporary differences exist on initial recognition of assets and liabilities. This standard will be effective as from January 1, 2023. The Entity does not expect that those amendments have significant impact on the financial statements.

2.7. Transcription to the books

As of the date of these condensed consolidated interim financial statements, they are in the process of being transcribed to the Book of Balance Sheets for Publication and result. In addition, the accounting entries are in the process of being transcribed to the relevant books and records, in accordance with applicable laws in force.

3. Cash and Deposits in Banks

The breakdown in the Condensed Consolidated Statement of Financial Position and the balance of cash and cash equivalents calculated for the purposes of the preparation of the Consolidated Condensed Statement of Cash Flows is as follows:

	06.30.22	12.31.21

BCRA - Current account	96,918,149	193,313,453
Cash	76,180,911	101,098,029
Balances with other local and foreign institutions	12,278,413	2,869,495

TOTAL	185,377,473	297,280,977

--22--

4.	Debt securities at fair value through profit or loss

	06.30.22	12.31.21

BCRA Liquidity Bills	16,120,411	-
Government securities	4,012,745	1,900,879
Private securities - Corporate bonds	-	1,062

TOTAL	20,133,156	1,901,941

5.	Derivatives

Bank:

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Condensed Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Consolidated Condensed Statement of Income in “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	06.30.22	12.31.21

Debit balances linked to foreign currency forwards pending settlement in pesos	431,575	3,830,479
Debit balances linked to interest rate swaps - floating rate for fixed rate	-	4,218

TOTAL	431,575	3,834,697

Liabilities

	06.30.22	12.31.21

Credit balances linked to foreign currency forwards pending settlement in pesos	146,973	427,810

TOTAL	146,973	427,810

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The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps are reported below:

	06.30.22	12.31.21

Foreign currency forwards

Foreign currency forward purchases - US$	1,036,068	1,189,085
Foreign currency forward sales - US$	986,569	1,129,832
Foreign currency forward sales - Euros	10,245	11,432

Interest rate swaps

Fixed rate for floating rate (1)	-	180,000

(1)	Floating rate: Badlar rate, interest rate for deposits over one million pesos, for a term of 30 to 35 days.

6.	Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	06.30.22	12.31.21

Amounts receivable for reverse repurchase transactions of BCRA Liquidity Bills with the BCRA	115,822,020	187,275,027

TOTAL	115,822,020	187,275,027

Repurchase transactions

No repurchase transactions were accounted for as of June 30, 2022 and December 31, 2021.

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7.	Other financial assets

The breakdown of other financial assets is as follows:

	06.30.22	12.31.21
Measured at amortized cost

Other receivables	10,110,991	9,278,229
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (Note 12.1)	7,560,656	4,662,543
Financial debtors from spot transactions pending settlement	1,800,334	3,559,185
Non-financial debtors from spot transactions pending settlement	106,605	11,026
Other	66,061	268,930

	19,644,647	17,779,913

Measured at amortized cost through profit or loss

Mutual funds	1,557,344	2,593,748

	1,557,344	2,593,748

Allowance for loan losses (Exhibit R)	(386,626)	(392,194)

TOTAL	20,815,365	19,981,467

8.	Loans and other financing

The Group holds loans and other financing under a business model intended to collect contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	06.30.22	12.31.21

Credit cards	204,381,378	213,947,222
Consumer loans	53,416,816	55,755,338
Discounted instruments	35,830,983	39,665,983
Overdrafts	36,862,008	30,672,582
Mortgage loans	29,300,922	31,190,927
Unsecured instruments	22,917,195	27,778,985
Loans for the prefinancing and financing of exports	22,726,198	18,166,232
Pledge loans	19,812,246	21,907,116
Other financial institutions	5,610,929	5,788,927
Loans to personnel	3,570,321	3,970,948
Receivables from finance leases	3,337,556	3,965,202
Instruments purchased	1,755,404	2,502,536
BCRA	3,037	-
Non-financial government sector	2,569	1,008
Other financing	85,346,594	79,346,348

	524,874,156	534,659,354

Allowance for loan losses (Exhibit R)	(13,128,279)	(18,588,889)

TOTAL	511,745,877	516,070,465

Finance leases

The Group as lessor entered into finance lease agreements related to vehicles and machinery and equipment. The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum payments to be received thereunder:

--25--

	06.30.22		12.31.21
	Total Investment	Current value of minimum payments	Total Investment	Current value of minimum payments
Term

Up to 1 year	1,541,914	878,189	1,942,042	1,093,482
From 1 to 2 years	1,468,735	971,726	1,761,443	1,103,506
From 2 to 3 years	1,171,367	861,414	1,422,497	1,028,582
From 3 to 4 years	338,384	248,894	674,040	495,992
From 4 to 5 years	377,934	376,589	246,594	243,640
More than 5 years	1,374	744	-	-

TOTAL	4,899,708	3,337,556	6,046,616	3,965,202

Principal		3,250,604		3,842,235
Interest accrued		86,952		122,967

TOTAL		3,337,556		3,965,202

The breakdown of loans and other financing according to credit performance (determined as per the criteria set forth by the BCRA in the debtor classification regulations) and guarantees received are presented in Exhibit B. The information on concentration of loans and other financing is presented in Exhibit C. The reconciliation of the information included in that Exhibit to the carrying amounts is shown below:

	06.30.22	12.31.21

Total Exhibits B and C	552,188,208	546,105,491
Plus:
BCRA	3,037	-
Loans to personnel	3,570,321	3,970,948
Interest and other items accrued receivable from financial assets with credit value impairment	203,265	617,565
Less:
Allowance for loan losses (Exhibit R)	(13,128,279)	(18,588,889)
Adjustments for effective interest rate	(5,156,615)	(4,960,668)
Corporate bonds	(2,239,627)	(1,899,812)
Loan commitments	(23,694,433)	(9,174,170)

Total loans and other financing	511,745,877	516,070,465

Note 42.2 to these condensed consolidated interim financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of June 30, 2022 and December 31, 2021, the Group holds the following loan commitments booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	06.30.22	12.31.21

Guarantees granted	16,498,904	1,162,866
Secured loans	4,124,109	3,192,364
Overdrafts and receivables agreed not used	2,249,692	1,554,492
Liabilities related to foreign trade transactions	821,728	3,264,448

TOTAL	23,694,433	9,174,170

--26--

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Group's credit risks policy (Note 47.1 to the consolidated financial statements as of December 31, 2021).

Financing line for productive investments – 2020, 2021 and 2021/2022 Quotas

The BCRA established a financing line for productive investments of MSMEs (MiPyMEs, as per its Spanish acronym) aimed at financing CAPEX and/or the construction of the facilities needed for the production and/or marketing of goods and/or services, financing working capital and discounting deferred checks and other instruments, and other special eligible facilities allowed by applicable laws.

The facilities should be granted as part of the 2020, 2021, 2021/2022 and 2022 Quotas, pursuant to the following conditions:

	2020 Quota	2021 Quota
Amount to be granted	At least, the equivalent to 7.5% of the monthly average of daily balances of non-financial private sector deposits in pesos in September 2020	At least, the equivalent to 7.5% of the monthly average of daily balances of non-financial private sector deposits in pesos in March 2021
Calculations of applications	Between 10.16.2020 and 03.31.2021	Between 04.01.2021 and 09.30.2021
	2021/2022 Quota	2022 Quota
Amount to be granted	At least, the equivalent to 7.5% of the monthly average of daily balances of non-financial private sector deposits in pesos in September 2021	At least, the equivalent to 7.5% of the monthly average of daily balances of non-financial private sector deposits in pesos in March 2022
Calculation of applications	Between 10.1.2021 and 03.31.2022	Between 04.01.2022 and 09.30.2022
Currency	Pesos
Minimum term	At the time of disbursement, the credit facilities shall have an average term of at least 24 months, but the total term shall not be of less than 36 months. No minimum term will apply to credit facilities aimed at financing working capital and discounting deferred checks and other instruments.
Maximum interest rate	Capped at an annual nominal fixed rate of 35% for investment projects, and at an annual nominal fixed rate of 45.5% for other purposes.

As of June 30, 2022, the total amount disbursed by the Entity meets the BCRA requirement.

--27--

Disbursements are reported below:

Quota	Calculation Term	Minimum amount to be allocated (1)	Simple Average of Daily Balances (1)	Disbursed Amount (1)
2020 Quota	From 10.16.2020 to 03.31.2021 - “B” 12161	19,730,132	25,291,147	39,279,053
2021 Quota	From 04.01.2021 to 09.30.2021 - “B” 12164	24,449,302	30,093,764	41,734,860
2021/2022 Quota	From 10.01.2021 to 03.31.2022 - “B” 12238	32,447,048	43,434,402	62,449,414
2022 Quota	From 04.01.2022 to 09.30.2022 – “B” 12326	42,867,291	(*)	(*)

(*) As of the date of these financial statements, the term reported by Communication “B” 12326 has not expired.

(1) The amounts are exposed in nominal currency.

9.  Other debt securities

9.1. Financial assets measured at amortized cost

	06.30.22	12.31.21

Argentine Treasury Bond in pesos at 43.25% fixed rate. Maturity May 2027	30,846,757	-
Argentine Treasury Bond in pesos at 22% fixed rate. Maturity May 2022	-	30,723,359

TOTAL	30,846,757	30,723,359

9.2. Financial assets measured at fair value through OCI

	06.30.22	12.31.21

BCRA Liquidity Bills	262,233,551	146,626,620
Government securities	84,076,476	72,667,277
BCRA Liquidity Notes	48,405,480	-
Private securities - Corporate bonds	2,204,454	1,851,010

TOTAL	396,919,961	221,144,907

10.	Financial assets pledged as collateral

The breakdown of the financial assets pledged as collateral as of June 30, 2022 and December 31, 2021 is included below:

		06.30.22	12.31.21

Guarantee trust - Government securities at fair value through OCI	(2)	8,228,802	6,282,684
BCRA - Special guarantee accounts (Note 46.1)	(1)	6,651,878	9,935,937
Deposits as collateral	(3)	5,420,967	5,556,656
Guarantee trust - USD	(4)	5,225,153	5,837,791

TOTAL		25,526,800	27,613,068

--28--

(1)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.
(2)	Set up as collateral to operate with “Rosario Futures Exchange (ROFEX), Bolsas y Mercados Argentinos SA (BYMA) and Mercado Abierto Electrónico S.A (MAE)” on foreign currency forward transactions and futures contracts. The trust fund consists of government securities.
(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and futures contracts.
(4)	The trust is composed of dollars in cash as collateral for activities related to the transactions on MAE and BYMA.

11.Income	Tax:

This tax should be booked using the liability method, recognizing (as credit or debt) the tax effect of temporary differences between the accounting valuation and the tax valuation of assets and liabilities, and its subsequent charge to profit or loss for the year in which its reversion occurs, also considering the possibility of taking advantage of tax losses in the future.

a)	Current income tax assets

	06.30.22	12.31.21

Income tax assets	775,666	3,068,847
Advances	14,907	497

	790,573	3,069,344

b)	Current income tax liabilities

	06.30.22	12.31.21

Income tax provision	392,520	658,792
Advances	(114,119)	(129,441)
Collections and withholdings	(33,492)	(47,007)

	244,909	482,344
c)	Income Tax

The income tax benefit is composed as follows:

	06.30.22	06.30.21	Quarter from 04.01.22 to 06.30.22	Quarter from 04.01.21 to 06.30.21

Current tax	(236,206)	10,403,213	(8,751)	5,984,543
Deferred tax	5,658,896	(4,802,705)	7,464,003	(1,178,460)

	5,422,690	5,600,508	7,455,252	4,806,083

--29--

The income tax benefit for the period ended June 30, 2022 includes the effect of the claim filed before AFIP, as stated under “Inflation adjustment for tax purposes. Fiscal year 2021” to this Note.

Furthermore, the income tax benefit for the period ended June 30, 2021 includes the impact of the calculation of the inflation adjustment for tax purposes and the reversal of the provision required by the BCRA, as mentioned in the section “Income tax– Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018” of this Note.

Pursuant to IAS 34, income tax is recognized in interim periods based on the best estimate of the weighted average effective income tax rate expected by the Entity for the full fiscal year.

Income Tax Corporate Rate:

Law No. 27,630, enacted on June 16, 2021 through Decree No. 387/2021, set forth for fiscal years starting on or after January 1, 2021, a tax rate scale scheme of 25%, 30% and 35% to be progressively applied according to the level of taxable net income accumulated as of each fiscal year end. In these condensed financial statements, the Entity and its subsidiaries have determined the current income tax using the progressive tax rate that is expected to be applicable to the total expected income for the year, while deferred income tax balances were measured using the progressive tax rate that is expected to be in effect when the temporary differences are reversed.

Inflation adjustment for tax purposes

Law No. 27,430 of Tax Reform, as amended by Laws 27,468 and 27,541, sets forth the following as regards the inflation adjustment for tax purposes, effective for fiscal years started on or after January 1, 2018:

i.	Such adjustment will be applicable in the tax year in which the percentage variation of the general consumer price index at national level (CPI) exceeds 100% in the thirty-six months prior to the end of the reporting fiscal year;

ii.	Regarding the first, second and third fiscal years as from January 1, 2018, the procedure will be applicable in the event that the variation of such index, calculated from the beginning and until the closing of each of those fiscal years, exceeds 55%, 30% and 15% for the first, second and third years of application, respectively;

iii.	The effect of the positive or negative inflation adjustment for tax purposes, as the case may be, corresponding to the first, second and third fiscal years started on or after January 1, 2018, is charged one third in that tax period and the remaining two thirds, in equal parts, in the two immediately following tax periods;

iv.	The effect of the positive or negative inflation adjustment corresponding to the first and second tax years starting on or after January 1, 2019, is charged one-sixth in the tax year in which the adjustment is determined and the remaining five-sixths in the immediately following tax periods; and

v.	For tax years beginning on or after January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.

--30--

As of June 30, 2022, the parameters established by the income tax law to apply the inflation adjustment for tax purposes are met and the effects arising from the application of such adjustment as provided by law have been included when booking current and deferred income tax.

-	Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018

On May 10, 2017, May 10, 2018 and May 13, 2019, and based on related case law, the Entity’s Board of Directors approved the filing of actions for declaratory judgment of unconstitutionality of section 39 of Law No. 24073, section 4 of Law No. 25561, section 5 of Decree No. 214/02 issued by the Argentine Executive, Law No. 27468 and any other regulation whereby the inflation adjustment mechanism provided for under Law No. 20628, as amended, is considered not applicable due to the confiscatory effect in the specific case, for fiscal years 2016, 2017 and 2018. Consequently, the Entity filed its income tax returns for those fiscal years taking into consideration the effect of those restatement mechanisms.

The net impact of this measure on nominal values was an adjustment to the income tax assessed for the fiscal year ended December 31, 2016 in the amount of 1,185,800, for fiscal year ended December 31, 2017, in the amount of 1,021,519, and for fiscal year ended December 31, 2018, in the amount of 3,239,760.

Through Memorandum No. 6/2017 dated May 29, 2017, the BCRA, without resolving on the decisions adopted by the Entity's authorities or the Entity's right regarding the action filed, in its capacity as issuer of accounting standards, requested the Entity to record a provision for contingencies included in “Liabilities” in an amount equivalent to the income recorded, as it considers that “a reassessment of the income tax by applying the inflation adjustment is not contemplated by the BCRA regulations”.

In response to this Memorandum, the Entity filed the related answer and confirmed its position by providing the relevant supporting documentation. Notwithstanding the foregoing, the Entity recorded the requested provision, pursuant to the accounting standards prescribed by the regulator for this case.

On June 8, 2020, the Federal Court on Administrative Matters (JCAF 12-23) ruled upon the action for declaratory judgment filed on May 12, 2017, upholding the complaint and thus declaring that the prohibition to apply the inflation adjustment mechanism for the purposes of the income tax return filed by the Bank for fiscal period 2016 is not applicable to the instant case.

The appeals filed against the judgment were granted on August 6, 2020, and the case was submitted to the Appellate Court for consideration. On December 9, 2020, the Federal Appellate Court on Administrative Matters (Courtroom II) dismissed the appeals, thus confirming the judgment rendered by the court of original jurisdiction. The tax authority Administración Federal de Ingresos Públicos (“AFIP” or the “Tax Authority” or the “National Tax Authority”) filed an extraordinary appeal against the judgment, but then withdrew it through a motion filed on February 1, 2021. Accordingly, the judgment rendered by the Appellate Court in favor of the Bank's interests became final.

--31--

In addition, the Bank reversed the provision set up for fiscal year 2016 at the request of the BCRA, recognizing a benefit in the first quarter of 2021 in the amount of 1,185,800 in nominal values (2,157,481 in values restated as of June 30, 2022).

On June 14, 2021, the Court of First Instance rendered judgment in respect of the action for declaratory judgment of unconstitutionality for fiscal year 2017 in favor of the Bank’s position. After appealing the judgment to the Appellate Court, the Bank filed the basis for the appeal but on September 3, 2021 the tax authority filed a brief withdrawing the appeal filed. Although the Appellate Court did not accept the withdrawal because the documentation submitted did not fulfill the necessary conditions, since no basis for the appeal was finally filed, we understand that the appeal will be declared void.

On September 30, 2021, the Court determined that the proceedings were set for the agreement to be entered. On November 2, 2021, AFIP filed a motion ratifying the withdrawal of the appeal filed with respect to the merits of the case. On November 3, 2021 the Court ordered to proceed with the case for an agreement to be entered. Finally, on May 10, 2022, the Appellate Court considered that AFIP had withdrawn its appeal with respect to the judgment on the merits.

On June 25, 2021, the Bank notified the BCRA about the reversal of the provision set up pursuant to Memorandum No. 6/2017 issued by the BCRA concerning the income tax reassessment due to the inflation adjustment for tax purposes for fiscal years 2017 and 2018 for a total amount of 4,261,279 in nominal values (6,987,752 in values restated as of June 30, 2022), since, based on the assessment made and on its legal and tax advisors’ opinion, the Entity believes that it is more probable than not that it will obtain a favorable final judgment in respect of these fiscal years. The Entity notified the BCRA of the criteria adopted, to which the BCRA gave its consent.

Based on the foregoing, as of June 30, 2022, the Entity has no liabilities for the items referred to above.

-    Inflation adjustment for tax purposes. Fiscal year 2019

As concerns fiscal year 2019, the Entity assessed its income tax liability applying the inflation adjustment for tax purposes according to the terms of the Public Emergency Law, which maintains the inflation adjustment mechanism set out under Title VI of the Income Tax Law. Nevertheless, one sixth of the resulting inflation adjustment amount should be recognized during that fiscal year, with the remaining five sixths being computed, in equal parts, over the five immediately following fiscal years. Such deferral has been recognized as a deferred tax asset.

On August 21, 2020, the Bank filed a request for refund at the administrative stage pursuant to the provisions of the first paragraph of section 81 of Law No. 11683 (as compiled in 1998 and as amended) to recover the amount of 4,528,453 (in nominal values).

Upon no response from the tax authorities, on June 17, 2021 the Entity filed a motion for expedited proceedings and on November 18, 2021 a legal action was filed before National Court on Federal Administrative Matters No. 10 (Court Clerk’s Office No. 24)

--32--

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to contingent assets derived from the action filed.

- Inflation adjustment for tax purposes. Fiscal year 2020

In relation to fiscal year 2020, the Entity determined the income tax as of December 31, 2020 by applying the inflation adjustment for tax purposes in accordance with the provisions of the Public Emergency Law.

On May 26, 2021, and based on related case law, the Entity’s Board of Directors approved the filing of an action against the federal tax authorities (AFIP-DGI) for declaratory judgment of unconstitutionality of section 194 of the Income Tax Law (as compiled in 2019) and/or of such rules that prohibit the full application of the inflation adjustment for tax purposes, on the grounds that they would lead to the assessment of a confiscatory income tax liability for fiscal year 2020; therefore allowing the full application of the mechanism set forth in section 106, paragraphs a) through e), Title VI of the Income Tax Law in that fiscal year.

Consequently, as of December 31, 2021, the Entity accounted for an adjustment in nominal values to the income tax liability assessed for the fiscal year ended December 31, 2020 in the amount of 5,817,000 (11,669,517 in restated values), with the ensuing impact on deferred tax assets by 5,033,000 (decrease) (10,343,397 in restated values) and on the income tax expense of 784,000 (1, 326,120 in restated values).

-	Inflation adjustment for tax purposes. Fiscal year 2021

On June 30, 2022, the Bank filed a prior administrative claim before the AFIP in order to obtain the recognition of the corrective tax return in less filed on June 30, 2022 with respect to the Income Tax for the 2021 tax period for 309,000, on the grounds that the partial application of the correction mechanisms of the inflation adjustment under the provisions of Section 93 of the Income Tax Law is unconstitutional, since it affects the principle of reasonableness, equality, contributive capacity and confiscatory nature.

-	Requests for refund. Fiscal years 2013, 2014 and 2015

Regarding fiscal years 2013, 2014 and 2015, the Entity assessed income tax without applying the inflation adjustment for tax purposes, consequently a higher tax was paid in the amounts of 264,257, 647,945 and 555,002 for those periods in nominal values.

Based on the grounds stated in the first paragraph “Inflation Adjustment for Tax Purposes. Fiscal Years 2016, 2017 and 2018,” on November 19, 2015, an administrative action requesting a refund for periods 2013 and 2014 was filed, and the related judicial action was filed on September 23, 2016 for both periods, given that no answer was received from AFIP.

In turn, on April 4, 2017, a request for refund was filed in relation to the higher amount of tax paid for fiscal year 2015. Likewise, on December 29, 2017, the related judicial action was filed for this fiscal year.

On October 21, 2020, the Entity was notified that Court of First Instance on Administrative Matters No. 1 rendered judgment upholding the request for refund for fiscal year 2014. AFIP filed an appeal against such judgment before the Appellate Court.

--33--

On November 10, 2020, the Court of First Instance rendered judgment sustaining BBVA Argentina's complaint, thereby ordering the tax authorities to refund the amount of 264,257 (nominal values) paid in excess of the income tax liability for fiscal year 2013, plus accrued interest. The National Tax Authority filed an appeal against the judgment. Finally, on May 6, 2021, the Federal Appellate Court on Administrative Matters (Courtroom I) confirmed the appealed judgment on the merits, therefore dismissing the appeal brought by the national tax authorities.

On April 27, 2021, the Appellate Court rendered judgment in favor of the Bank concerning the refund of income tax for fiscal year 2014. In its judgment, the Appellate Court substantially confirmed the judgment rendered by the Court of First Instance on the merits, upholding the confiscatory nature of the tax.

The National Tax Authority brought extraordinary appeals against both judgments, and the Appellate Court has rejected such appeal with respect to the claims of arbitrariness and serious institutional implications. The proceedings are being handled by the Supreme Court.

On June 28, 2022, the Federal Appellate Court on Administrative Matters (Courtroom VII) rendered judgment in favor of the Bank as regards the recovery of the income tax for tax period 2015 and AFIP appealed such judgment.

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to contingent assets derived from the action filed.

12.Investments	in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income. Breakdown is as follows:

12.1 Investments in equity instruments through profit or loss

	06.30.22	12.31.21

Private securities - Shares of other non-controlled companies	488,695	523,248
Prisma Medios de Pago S.A. (1)	-	2,446,623

TOTAL	488,695	2,969,871

(1) On October 1, 2021, the Bank, together with the other Class B Shareholders, gave notice of the exercise of the put option and therefore initiated the procedure to sell 49% of the capital stock in the company Prisma Medios de Pago S.A.

On March 18, 2022, the transfer of all the remaining shareholding of the Bank in Prisma Medios de Pago S.A. was consummated for a price of US$ 40,038,121.84. Such amount will be paid as follows: (i) 30% in Pesos adjustable by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10% within a term of six years.

--34--

12.2 Investments in equity instruments through other comprehensive income

	06.30.22	12.31.21

Banco Latinoaméricano de Exportaciones S.A.	33,600	47,044
Other	1,812	2,083

TOTAL	35,412	49,127

13.Investments	in associates

	06.30.22	12.31.21

BBVA Seguros Argentina S.A.	873,897	926,266
Rombo Compañía Financiera S.A.	819,575	1,076,056
Interbanking S.A.	575,937	435,460
Play Digital S.A.	175,092	155,282
Openpay Argentina S.A.	169,474	199,715

TOTAL	2,613,975	2,792,779

14.Property	and equipment

	06.30.22	12.31.21

Real estate	51,099,321	50,610,974
Furniture and facilities	8,788,192	9,535,018
Right of use of leased real estate	4,464,271	4,681,917
Machinery and equipment	2,339,315	2,845,871
Constructions in progress	1,900,271	1,527,399
Vehicles	128,533	129,254

TOTAL	68,719,903	69,330,433

The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss is disclosed in Note 25 to these consolidated condensed interim financial statements.

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of real estate, the carrying amount of the two pieces of real estate exceeds their recoverable value Therefore, such amount should be written down to the recoverable value.

The impairment of assets recorded under the item “Property and equipment” is reported below:

Item	Impairment
	06.30.22	12.31.21

Real Estate - Lavallol	(10,135)	(10,135)
Real Estate - Monte Grande	(41,186)	(41,186)

TOTAL	(51,321)	(51,321)

15.Intangible	assets

	06.30.22	12.31.21

Licenses - Software	5,869,949	5,004,395

TOTAL	5,869,949	5,004,395

--35--

16.Other	non-financial assets

	06.30.22	12.31.21

Investment properties	11,383,582	3,812,197
Prepayments	3,692,180	4,467,668
Tax advances	1,300,807	1,412,311
Advances to suppliers of goods	668,781	689,368
Other miscellaneous assets	534,935	388,012
Assets acquired as security for loans	18,041	19,620
Advances to personnel	5,511	995,065
Other	127,875	199,433

TOTAL	17,731,712	11,983,674

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

17.	Non-current assets held for sale

It includes pieces of real estate located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term.

	06.30.22	12.31.21

Property and equipment held for sale	411,326	411,326

TOTAL	411,326	411,326

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its property, the carrying amount of one piece of property exceeds its recoverable value. Therefore, such amount should be written down to the recoverable value.

In addition, after the end of the period, the sale of the property “Fundación BBVA” took place, which was classified under this item. (See Note 52).

The impairment of non-current assets held for sale is reported below:

Item	Impairment
	06.30.22	12.31.21

Real property held for sale - Fisherton	(52,996)	(52,996)

TOTAL	(52,996)	(52,996)

--36--

18.Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	06.30.22	12.31.21

Non-financial government sector	14,543,342	18,073,462
Financial sector	289,374	295,860
Non-financial private sector and residents abroad	959,268,640	946,044,564
Savings accounts	348,723,092	388,294,689
Time deposits	271,671,749	235,365,883
Checking accounts	237,878,970	232,025,323
Investment accounts	93,401,085	81,515,114
Other	7,593,744	8,843,555

TOTAL	974,101,356	964,413,886

19.Liabilities	at fair value through profit or loss

No transactions were accounted for the period/year ended on June 30, 2022 and December 31, 2021.

--37--

20.Other	financial liabilities

	06.30.22	12.31.21

Obligations from financing of purchases	55,942,051	62,221,065
Collections and other transactions on behalf of third parties	8,170,322	7,107,261
Payment orders pending credit	4,255,048	3,086,009
Liabilities for leases (Note 25)	3,308,191	3,978,080
Receivables from spot purchases pending settlement	1,913,664	1,944,966
Credit balance for spot purchases or sales pending settlement	262,476	8,398
Commissions accrued payable	56,004	47,924
Other	5,079,931	5,465,615

TOTAL	78,987,687	83,859,318

21.Financing	received from the BCRA and other financial institutions

	06.30.22	12.31.21

Local financial institutions	20,491,839	15,946,768
BCRA	55,767	61,990
Foreign financial institutions	8,456	-

TOTAL	20,556,062	16,008,758

22.	Corporate bonds issued

Below is a detail of outstanding corporate bonds as of June 30, 2022 and December 31, 2021 of the Bank and its subsidiaries:

Detail	Issuance date	Nominal value	Maturity date	Annual Nominal Rate	Payment of interest	Outstanding securities as of 06.30.2022	Outstanding securities as of 12.31.2021

Class 8 Volkswagen Financial Services	09.30.2020	5,158	03.30.2023	UVA (class 8 )	Quarterly	240,000	408,456

				Total Consolidated Principal		240,000	408,456
				Consolidated Interest Accrued		154,911	276,355
				Total Consolidated Principal and Interest Accrued		394,911	684,811

Definitions:

UVA RATE: An interest rate with a variable component (UVA), which represents a measurement unit adjusted on a daily basis as per CER, reflecting the changes in inflation based on the Consumer Price Index (CPI).

--38--

23.Provisions

Provisions for reorganization (Exhibit J)	1,713,863	1,829,111
Provision for contingent commitments (Exhibits J and R)	998,481	1,162,265
Provisions for termination plans (Exhibit J)	340,855	358,371
For administrative, disciplinary and criminal penalties (Note 51 and Exhibit J)	5,000	6,808
Other contingencies (Exhibit J)	3,813,577	4,285,819
Provision for commercial lawsuits	2,991,540	3,309,930
Provision for labor lawsuits	347,410	386,299
Provision for tax lawsuits	345,005	438,825
Other	129,622	150,765

TOTAL	6,871,776	7,642,374

It includes the estimated amounts to pay highly likely liabilities which, in case of occurrence, would generate a loss for the Entity.

The breakdown of and changes in provisions recognized for accounting purposes are included in Exhibit J. However, below is a brief description:

-	Provisions for reorganization: Consistent with the goal of further aligning the organizational structure with the corporate strategy during the current year, achieving efficiency gains and streamlining the decision-making process across all work teams.

-	Contingent commitments: it reflects the credit risk arising from the assessment of the degree of compliance of the beneficiaries of unused overdrafts, unused credit card balances, guarantees, sureties and other contingent commitments for the benefit of third parties on behalf of customers, and of their financial position and the counter guarantees supporting those transactions.

-	Termination benefit plans: for certain terminated employees, the Bank (fully or partially) bears the cost of private health care plans for a certain period after termination. The Bank does not cover any situations requiring medical assistance, but it only makes the related health care plan payments.

-	Administrative, disciplinary and criminal penalties: administrative penalties imposed by the Financial Information Unit, even if there were court or administrative measures to suspend payment and regardless of the status of the disciplinary proceedings.

-	Other: it reflects the estimated amounts to pay tax, labor and commercial claims and miscellaneous complaints.

In the opinion of the Group’s Management and its legal advisors, there are no significant effects other than those stated in these consolidated financial statements, the amounts and repayment terms of which have been recorded based on the current value of those estimates, considering the probable date of their final resolution.

Contingent liabilities have not been recognized in these consolidated condensed interim financial statements and are related to 169 claims brought against the Bank, including civil and commercial claims, all of which have arisen in the ordinary course of business. The estimated amount of such claims is 38,719, out of which a cash disbursement of approximately 24,130 is expected for the next 6 months. These claims are primarily related to lease-purchase agreements and petitions to secure evidence. The Group's Management and legal advisors consider that the probability that these cases involve cash disbursements is possible but not probable and that the potential cash disbursements are not material.

--39--

24.Other	non-financial liabilities

Breakdown is as follows:

	06.30.22	12.31.21

Cash dividends payable (Note 43)	28,000,000	38,122,560
Miscellaneous creditors	20,609,006	18,511,550
Other collections and withholdings	12,021,563	11,664,997
Advances collected	11,212,753	11,108,661
Short-term personnel benefits	11,039,040	12,116,424
Other taxes payable	4,035,752	3,408,128
Social security payment orders pending settlement	1,256,384	109,803
Long-term personnel benefits	1,226,166	755,730
For contract liabilities	402,979	501,517
Other	251,666	234,637

TOTAL	90,055,309	96,534,007

25.Leases

The Group as lessee

Below is a detail of the amounts related to the rights of use under leases and lease liabilities in force as of June 30, 2022:

Rights of use under leases

	Initial			Depreciation				Residual
	value as of			Accumulated		For the	Accumulated at	value as of
Account	01.01.22	Increases	Decreases	as of 01.01.22	Decreases	period (1)	period-end	06.30.22

Leased real property	9,027,742	593,782	224,060	4,345,825	148,792	736,160	4,933,193	4,464,271

(1) See note 37

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	06.30.22	12.31.21

Up to one year	193,495	16,189	209,684	309,619

From 1 to 5 years	2,119,495	330,055	2,449,550	2,764,224

More than 5 years	639,633	9,324	648,957	904,237

			3,308,191	3,978,080

--40--

Interest and exchange rate difference recognized in profit or loss

	06.30.22	06.30.21

Other operating expenses
Interest on liabilities from finance lease (Note 38)	(234,251)	(331,412)

Exchange rate difference
Exchange rate difference for finance lease (loss)	(1,995,414)	(1,890,762)
Other expenses
Leases (Note 36)	(4,018,651)	(2,437,014)

26.Share	Capital

Breakdown is as follows:

Shares				Share capital
Class	Quantity	Par value per share	Votes per share	Outstanding shares	Paid-in (1)
Common	612,710,079	1	1	612,710	612,710

(1)       Registered with the Public Registry of Commerce.

Banco BBVA Argentina S.A. is a corporation (sociedad anónima) incorporated under the laws of Argentina. The shareholders limit their liability to the shares subscribed and paid in, pursuant to the Argentine Companies Law (Law No. 19550). Therefore, and pursuant to Law No. 25738, it is reported that neither foreign capital majority shareholders nor local or foreign shareholders shall be liable in excess of the above-mentioned capital contribution for obligations arising from transactions carried out by the financial institution.

27.Interest	income

	06.30.22	06.30.21	Quarter from 04.01.22 to 06.30.22	Quarter from 04.01.21 to 06.30.21

Interest on government securities	70,236,791	35,838,511	41,867,869	18,061,533
Stabilization Coefficient (CER) clause adjustment	23,298,290	12,310,342	15,571,895	6,732,207
Interest on credit card loans	18,962,112	17,229,782	9,503,131	7,569,628
Interest on other loans	13,272,339	12,301,629	7,246,131	6,005,019
Interest on instruments	10,772,806	9,718,700	5,450,054	4,738,723
Interest on consumer loans	10,525,473	9,575,730	5,365,053	4,883,550
Acquisition Value Unit (UVA) clause adjustment	9,995,215	11,123,702	5,895,552	5,648,152
Premiums on reverse repurchase agreements	9,867,688	17,601,381	1,175,760	11,928,584
Interest on overdrafts	6,938,384	5,795,657	4,146,678	2,545,578
Interest on pledge loans	3,573,062	3,742,847	1,838,074	1,900,820
Interest on mortgage loans	935,679	1,188,958	440,507	613,212
Interest on loans to the financial sector	921,335	483,737	503,548	220,197
Interest on finance leases	561,359	636,041	260,096	322,366
Interest on loans for the prefinancing and financing of exports	285,376	756,535	133,924	396,624
Interest on private securities	235,282	86,317	123,652	43,675
Other	202,270	2,709	99,982	7

TOTAL	180,583,461	138,392,578	99,621,906	71,609,875

--41--

28.Interest expenses
	06.30.22	06.30.21	Quarter from 04.01.22 to 06.30.22	Quarter from 04.01.21 to 06.30.21

Time deposits	56,894,821	45,311,612	31,381,461	23,477,834
Checking accounts deposits	13,468,349	8,036,307	7,360,630	4,707,225
Acquisition Value Unit (UVA) clause adjustment	6,644,623	2,999,402	4,659,570	1,973,483
Interfinancial loans received	2,536,432	1,892,101	1,504,198	1,019,895
Savings accounts deposits	472,290	370,613	288,308	195,568
Other liabilities from financial transactions	237,604	714,325	116,580	373,072
Premiums on reverse repurchase transactions	1,808	28	-	28
Other	1,138	5,635	854	5,246

TOTAL	80,257,065	59,330,023	45,311,601	31,752,351

29.Commission	income

	06.30.22	06.30.21	Quarter from 04.01.22 to 06.30.22	Quarter from 04.01.21 to 06.30.21

From credit cards	12,620,351	13,585,609	6,256,655	7,581,428
Linked to liabilities	11,856,410	11,128,954	5,605,053	5,544,995
Linked to loans	2,304,362	1,715,457	1,137,807	909,377
From insurance	1,269,214	1,389,609	612,091	688,167
From foreign trade and foreign currency transactions	1,233,518	1,433,581	632,067	732,330
Linked to securities	303,737	348,086	148,979	178,537
From guarantees granted	1,191	6,941	635	3,808

TOTAL	29,588,783	29,608,237	14,393,287	15,638,642

30.Commission	expenses

	06.30.22	06.30.21	Quarter from 04.01.22 to 06.30.22	Quarter from 04.01.21 to 06.30.21

For credit and debit cards	8,530,351	12,014,296	2,654,914	5,511,091
For payment of salaries	746,350	671,637	341,512	337,792
For data processing	542,660	14,181	275,906	6,489
For new channels	368,076	397,719	215,410	217,084
For foreign trade transactions	267,499	270,558	134,160	125,666
For advertising campaigns	34,950	-	(6,503)	-
For digital sales services	11,442	435,467	5,380	151,596
Linked to transactions with securities	5,532	10,664	2,738	2,626
For promotions	-	71,358	-	17,165
Other commission expenses	993,175	715,862	463,172	367,103
			-	-
TOTAL	11,500,035	14,601,742	4,086,689	6,736,612

31.Net	income / (loss) from financial instruments carried at fair value through profit or loss

	06.30.22	06.30.21	Quarter from 04.01.22 to 06.30.22	Quarter from 04.01.21 to 06.30.21

Income from sale or write-off of financial assets (1)	3,067,503	-	-	-
Income from government securities	1,938,823	2,096,431	1,123,035	995,571
Income from foreign currency forward transactions	782,012	3,293,220	21,198	1,121,291
Income/(loss) from private securities	338,737	(481,949)	186,693	(116,545)
Income from corporate bonds	13,300	5,405	12,342	880
Income/(loss) from interest rate swaps	(902)	52,566	-	52,566
Other	(3,705)	-	1	-

TOTAL	6,135,768	4,965,673	1,343,269	2,053,763

(1) Corresponds to the sale of 49% of Prisma Medios de Pago S.A.’s capital stock. On March 18, 2022, the transfer of all the remaining shareholding of the Bank in such company was consummated (see additionally Note 12.1).

--42--

32.Net	income / (loss) from derecognition of assets carried at amortized cost and at fair value through other comprehensive income

	06.30.22	06.30.21	Quarter from 04.01.22 to 06.30.22	Quarter from 04.01.21 to 06.30.21

Income/(Loss) from sale of government securities	527,492	(86,840)	567,662	(26,797)
(Loss) from sale of private securities	(430)	-	(430)	-

TOTAL	527,062	(86,840)	567,232	(26,797)

33.Foreign	exchange and gold gains (losses)

	06.30.22	06.30.21	Quarter from 04.01.22 to 06.30.22	Quarter from 04.01.21 to 06.30.21

Income from purchase-sale of foreign currency	4,660,326	4,329,927	2,177,763	2,041,132
Conversion of foreign currency assets and liabilities into pesos	(1,095,934)	(763,165)	(621,002)	(103,841)

TOTAL	3,564,392	3,566,762	1,556,761	1,937,291

34.Other	operating income

	06.30.22	06.30.21	Quarter from 04.01.22 to 06.30.22	Quarter from 04.01.21 to 06.30.21

Adjustments and interest on miscellaneous receivables	2,123,303	1,927,508	1,229,442	877,929
Rental of safe deposit boxes	1,117,273	1,082,314	512,822	563,389
Income from asset sale in equity instruments (1)	1,059,261	-	74,312	-
Loans recovered	969,847	1,064,087	504,632	644,202
Debit and credit card commissions	582,950	391,739	283,876	190,011
Fees expenses recovered	296,512	273,386	138,103	138,623
Allowances reversed	258,478	253,681	135,926	120,066
Rent	191,743	-	138,974	-
Punitive interest	141,468	157,180	74,044	100,190
Commission from syndicated transactions	115,418	47,837	31,744	25,289
Income from initial recognition of government securities	-	20,824	-	(1)
Other operating income	419,137	566,325	192,874	311,063

TOTAL	7,275,390	5,784,881	3,316,749	2,970,761

(1) Corresponds to the sale of 49% of Prisma Medios de Pago S.A.’s capital stock. On March 18, 2022 the transfer of all the remaining shareholding of the Bank in such company was consummated.

35.Personnel	benefits

	06.30.22	06.30.21	Quarter from 04.01.22 to 06.30.22	Quarter from 04.01.21 to 06.30.21

Salaries	13,471,487	13,192,369	7,001,427	6,431,043
Other short-term personnel benefits	4,632,979	3,099,740	2,856,645	1,489,720
Social security withholdings and collections	4,007,166	3,678,339	2,127,858	1,805,764
Personnel compensation and bonuses	723,684	451,165	376,822	262,441
Personnel services	378,552	370,689	218,239	177,399
Termination personnel benefits (Exhibit J)	77,641	67,372	77,641	67,372
Other long-term personnel benefits	48,517	193,796	48,517	193,796

TOTAL	23,340,026	21,053,470	12,707,149	10,427,535

--43--

36.	Administrative expenses

	06.30.22	06.30.21	Quarter from 04.01.22 to 06.30.22	Quarter from 04.01.21 to 06.30.21

Taxes	4,871,155	4,473,133	2,396,346	2,198,338
Rent (Note 25)	4,018,651	2,437,014	2,190,762	1,191,779
Armored transportation services	2,758,939	2,739,711	1,327,033	1,350,017
Maintenance and repair costs	2,269,794	2,290,258	1,127,405	1,154,263
IT	1,718,215	338,671	1,307,571	161,839
Contracted administrative services	1,692,776	1,452,282	885,453	754,473
Advertising	1,200,119	720,443	601,563	353,806
Electricity and communications	884,208	983,418	421,010	496,714
Documents distribution	867,953	618,136	456,523	331,207
Other fees	814,900	848,894	402,666	435,910
Security services	648,510	676,582	319,129	325,359
Trade reports	414,578	526,383	204,596	302,386
Insurance	234,940	249,595	108,542	129,303
Representation and travel expenses	117,837	132,449	69,488	60,075
Fees to Banks Directors and Supervisory Committee	42,480	40,700	27,388	22,828
Stationery and supplies	29,750	43,132	(656)	10,760
Other administrative expenses	836,451	768,942	415,490	360,212

TOTAL	23,421,256	19,339,743	12,260,309	9,639,269

37.Depreciation	and amortization

	06.30.22	06.30.21	Quarter from 04.01.22 to 06.30.22	Quarter from 04.01.21 to 06.30.21

Depreciation of property and equipment	2,656,008	2,906,346	1,282,872	1,442,232
Amortization of rights of use of leased real property	736,160	814,815	297,156	419,151
Amortization of intangible assets	172,829	136,637	85,537	69,515
Depreciation of other assets	74,228	36,680	56,301	18,558

TOTAL	3,639,225	3,894,478	1,721,866	1,949,456

38.Other	operating expenses

	06.30.22	06.30.21	Quarter from 04.01.22 to 06.30.22	Quarter from 04.01.21 to 06.30.21

Turnover tax	12,584,873	11,432,930	6,353,223	5,896,427
Initial loss of loans below market rate	1,462,276	1,234,409	879,553	703,415
Reorganization expenses (Exhibit J)	1,331,334	938,032	1,161,182	462,775
Other allowances (Exhibit J)	1,215,856	1,321,474	491,839	840,147
Contribution to the Deposit Guarantee Fund (Note 45)	734,307	747,715	363,766	373,253
Claims	544,569	99,587	206,151	48,103
Interest on liabilities from leases (Note 25)	234,251	331,412	109,015	168,944
Other operating expenses	1,242,215	1,472,894	689,001	629,443

TOTAL	19,349,681	17,578,453	10,253,730	9,122,507

39.Fair	values of financial instruments

a)	Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of June 30, 2022 is detailed below:

--44--

	Accounting balance	Total Fair Value	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value

Financial Assets

Debt securities at fair value through profit or loss	20,133,156	20,133,156	4,012,745	16,120,411	-
Derivative instruments	431,575	431,575	-	431,575	-
Other financial assets	1,557,344	1,557,344	1,557,344	-	-
Other debt securities	396,919,961	396,919,961	84,282,869	310,759,720	1,877,372
Financial assets pledged as collateral	8,228,802	8,228,802	8,228,802	-	-
Investments in equity instruments	524,107	524,107	488,695	35,412	-

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2021 is detailed below:

	Accounting balance	Total Fair Value	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value

Financial Assets

Debt securities at fair value through profit or loss	1,901,941	1,901,941	1,900,879	1,062	-
Derivative instruments	3,834,697	3,834,697	-	3,834,697	-
Other financial assets	2,593,748	2,593,748	2,593,748	-	-
Other debt securities	221,144,907	221,144,907	68,798,685	150,928,580	1,417,642
Financial assets pledged as collateral	6,282,684	6,282,684	6,282,684	-	-
Investments in equity instruments	3,018,998	3,018,998	523,248	49,127	2,446,623

The fair value of a financial asset or liability is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date.

The most objective and usual reference of the fair value of a financial asset or liability is the price that would be paid in an orderly, transparent and deep market, that is to say, its quoted or market price.

If it is not possible to obtain a market price, a fair value is determined using best market practice valuation techniques, such as cash flows discount based on a yields curve for the same class and type of instrument, or if there is no market curve with the same characteristics of the bond, the fair value is calculated considering the latest market price plus interest accrued until the valuation date (whichever is more representative for the security).

In line with the accounting standard, a three-level classification of financial instruments is established. This classification is mainly based on the observability of the inputs used to calculate that fair value, defining the following levels:

•	Level 1: Financial instruments measured using quoted prices in an active market. Active market means a market that allows the observation of representative prices with sufficient frequency and daily volume.

--45--

•	Level 2: Financial instruments without an active market, but that may be measured through observable market inputs. Observable market inputs shall mean as such assets traded in markets that allow to calculate an interest rate curve or determine a credit spread.

•	Level 3: Measurement using models based on variables not obtained from observable market inputs.

Financial assets at fair value mainly consist of BCRA Liquidity Bills and Notes and Argentine Government Bonds, together with a minor share in Argentine Treasury Bills and Corporate Bonds. Likewise, financial derivatives are classified at fair value. Such derivatives, include futures measured at the price of the market where they are traded (Rofex and MAE) and foreign currency NDF (non-delivery forwards), put options, and interest rate swaps.

b)      Transfers between hierarchy levels

The Entity monitors the availability of market information in order to assess the category of financial instruments in the different hierarchies at fair value, as well as the resulting determination of inter-level transfers at each closing, considering the comparison of hierarchy levels of the current period versus previous period levels.

b.1) Transfers from Level 1 to Level 2

There were no transfers from Level 1 to Level 2 for instruments measured at fair value as of period-end.

b.2) Transfers from Level 2 to Level 1

The following instruments measured at fair value through profit or loss or through OCI were transferred from Level 2 to Level 1 of the fair value hierarchy:

	06.30.22	12.31.21

Treasury Bond in pesos adjusted by 1.20% CER. Maturity 03-18-2022	-	5,753,318
Treasury Bond in pesos adjusted by 1.50% CER. Maturity 03-25-2024	-	17,336,604
Treasury Bond in pesos adjusted by 1.40% CER. Maturity 03-25-2023	-	13,230,853
Treasury Bond in pesos adjusted by 1.30% CER. Maturity 09-20-2022	-	14,716,851
Treasury Bond in pesos adjusted by 1.45% CER.Maturity 08-13-2023	15,984,317	-
Treasury Bill adjusted by CER.Maturity 12-16-2022	2,678,677	-
Treasury Bill adjusted by CER. Maturity 10-21-2022	1,311,000	-
ME PCR Corporate Bond Class H	206,393	-

The hierarchy level of the instruments detailed above was compared with the previous year levels.

The transfer is due to the fact that the bonds were listed on the market the number of days necessary to be considered Level 1.

--46--

b.3) Valuation techniques for Levels 2 and 3

The valuation techniques used for Level 2 securities require observable market data: the spot discount curve in pesos, US dollars, CER, the yield curve in pesos arising from ROFEX futures, the yield curve in pesos arising from futures traded by ICAP Broker, and the spot selling exchange rate published by Banco de la Nación Argentina (BNA). Below is a detail of valuation techniques for each financial product:

Fixed Income

The determination of fair value prices set forth by the Bank for fixed income consists in considering the reference market prices of MAE.

For Argentine Treasury Bonds and Bills, prices are captured from MAE. If bonds have not been traded for the last 10 business days, a theoretical valuation is made, discounting cash flows using the related discount curve.

Liquidity bills issued by the BCRA without quoted prices in MAE on the last day of the month were assigned a theoretical value, discounting cash flows using the monetary policy rate.

SWAPS

For swaps, the theoretical valuation consists in discounting future cash flows using the interest rate, according to the curve estimated on the basis of fixed-rate peso-denominated bonds and bills issued by the Argentine Government.

Non-Delivery Forwards

The theoretical valuation of NDFs consists in discounting the future cash flows to be exchanged pursuant to the contract, using a discount curve that will depend on the currency of each cash flow. The result is then calculated by subtracting the present values in pesos, estimating the value in pesos based on the applicable spot exchange rate, depending on whether the contract is local or offshore.

For local peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in US dollars are discounted using the Overnight Index Swap (OIS) international dollar yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the US dollar spot selling exchange rate published by BNA.

For local peso-euro swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in euros are discounted using the yield curve in euros. Then, the present value of cash flows in euros is netted by converting such cash flows into pesos using the euro spot selling exchange rate published by BNA.

For offshore peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from market quoted forward prices sourced from ICAP and the US dollar spot selling exchange rate published by BNA. Cash flows in dollars are discounted using the OIS yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the Emerging Markets Traders Association (EMTA) US dollar spot exchange rate.

--47--

The valuation techniques used for Level 3 financial assets require the use of variables that are not based on observable market inputs. Below is a detail of the valuation techniques used for each financial asset:

Investments in Equity Instruments

The fair value of the equity interest held in Prisma Medios de Pago S.A. as of December 31, 2021—classified as Level 3—was determined by the Bank’s Management with the input of the valuation report prepared by an independent expert, who relied on a future discounted cash flow method embracing an income approach, net of the valuation adjustment required by the BCRA in Memoranda No. 7/2019 and No. 8/2021 and net of the collection of dividends (Note 2.1.1.b) and Note 12).

Corporate Bonds

Fair value measurement of the following corporate bonds held in portfolio:

•         ON Arcor (ON ARCOR17)

•	ON Vista oil y gas (ON VISTA11)

•         ON Newsan (ON WNC10O)

•         ON Molinos Agro (ON MAC10)

•         ON Refi Pampa (ON REF2B)

•         ON Vistal Oil y Gas (ON VISTA13)

The valuation of corporate bonds classified as Level 3 has been determined by the Entity’s Management on the basis of the latest available market price (or subscription price, if the security had not been listed in a market since the date of issuance) plus interest accrued to date. If the security has paid coupon, then the “clean” price is calculated. If principal was repaid, then repayment amount is deducted and the “dirty” price is recalculated, with interest being accrued until period end.

The most relevant unobservable inputs include:

•         Projected BADLAR rates

•         Latest market price

•         Projected Dollar 3500

•         Projected UVA

The tables below show a sensitivity analysis for each of the above-mentioned securities:

Latest market price scenarios	Changes in final price
ON WNC10O
+2%	0.005552%
+5%	0.013880%
+10%	0.027759%

--48--

Latest market price scenarios	Changes in final price
	REF2B	WNC10O	MAC1O	ARCOR17	VISTA11	VISTA13
+2%	3.726%	2.132%	1.997%	4.040%	2.003%	1.994%
+5%	6.777%	5.330%	4.992%	7.100%	5.006%	4.985%
+10%	11.861%	10.659%	9.984%	12.200%	10.013%	9.970%

Dolar 3500 Scenarios	Changes in final price
	ON VISTA11	ON MAC1O	ON VISTA13
+2%	2.000%	2.000%	2.000%
+5%	5.000%	5.000%	5.000%
+10%	10.000%	10.000%	10.000%

UVA Scenarios	Changes in final price
	ARCOR17	REF2B
+3%	3%	3%
+5%	5%	5%
+10%	10%	10%

Parity Scenarios	Changes in final price
	ON ARCOR17 (a)	ON REF2B (a)
+7%	7.2322%	6.8301%
-7%	-7.2322%	-6.8301%
+12%	12.3980%	11.7088%
-12%	-12.3980%	-11.7088%

a) For ON ARCOR17 and ONREF2B, for which no representative market quotations are available, it was valued using a valuation technique based on its last available market price and a sensitivity analysis was performed with respect to changes in parity.

b.4) Reconciliation of balances at beginning of year and at year-end of Level 3 assets and liabilities at fair value

The following table shows a reconciliation between balances at beginning of year and at year-end of Level 3 fair values:

	06.30.22	12.31.21

Balance at the beginning of the fiscal year	3,864,264	7,018,739

Derivative instruments - Put option taken - Prisma Medios de Pago S.A.	-	(1,609,317)
Other debt securities - Private securities - Corporate bonds	836,152	1,417,642
Other financial assets - Receivables from sale of ownership interest in Prisma Medios de Pago S.A.	(4,864,482)	-
Loss from sale or write-off financial assets - Prisma Medios de Pago S.A.	3,067,503	-
Dividends collected	-	(792,771)
Monetary gain (loss) generated by assets at fair value	(1,026,065)	(2,170,029)

Balance at fiscal period-end	1,877,372	3,864,264

--49--

c)	Fair value of assets and liabilities not measured at fair value

Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoted price in a known market.

•       Assets and liabilities with fair value similar to their accounting balance

For financial assets and financial liabilities maturing in less than three months, it is considered that the accounting balance is similar to fair value.

•       Fixed rate financial instruments

The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics, adding a liquidity premium (un-observable input) that expresses the added value or additional cost necessary to dispose of the asset.

•       Variable rate financial instruments

For financial assets and financial liabilities accruing a variable rate, it is considered that the accounting balance is similar to the fair value.

The fair value hierarchy of assets and liabilities not measured at fair value as of June 30, 2022 is detailed below:

	Accounting balance	Total Fair Value	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value

Financial Assets

Cash and deposits in banks	185,377,473	(1)	-	-	-
Repo transactions	115,822,020	(1)	-	-	-
Other financial assets	19,258,021	(1)	-	-	-
Loans and other financing
Non-financial government sector	2,569	(1)	-	-	-
BCRA	3,037	(1)	-	-	-
Other financial institutions	5,214,169	4,159,142	-	-	4,159,142
Non-financial private sector and residents abroad	506,526,102	478,751,835	-	-	478,751,835
Other debt securities	30,846,757	30,828,308	-	30,828,308	-
Financial assets pledged as collateral	17,297,998	(1)	-	-	-

Financial Liabilities

Deposits	974,101,356	956,530,934	-	956,530,934	-
Other financial liabilities	78,987,687	(1)	-	-	-
Financing received from the BCRA and other financial institutions	20,556,062	19,672,301	-	19,672,301	-
Corporate bonds issued	394,911	389,769	-	389,769	-

(1)	The fair value is not reported as it is considered similar to its accounting value.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2021 is detailed below:

--50--

	Accounting balance	Total Fair Value	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value

Financial Assets

Cash and deposits in banks	297,280,977	(1)	-	-	-
Repo transactions	187,275,027	(1)	-	-	-
Other financial assets	17,387,719	(1)	-	-	-
Loans and other financing
Non-financial government sector	1,008	(1)	-	-	-
Other financial institutions	5,732,210	4,993,426	-	-	4,993,426
Non-financial private sector and residents abroad	510,337,247	503,032,181	-	-	503,032,181
Other debt securities	30,723,359	30,069,037	-	30,069,037	-
Financial assets pledged as collateral	21,330,384	(1)	-	-	-

Financial Liabilities

Deposits	964,413,886	953,030,212	-	953,030,212	-
Other financial liabilities	83,859,318	(1)	-	-	-
Financing received from the BCRA and other financial institutions	16,008,758	15,643,900	-	15,643,900	-
Corporate bonds issued	684,811	542,665	-	542,665	-

(1) The fair value is not reported as it is considered similar to its accounting value.

40.Segment	reporting

Basis for segmentation

As of June 30, 2022 and December 31, 2021, the Group determined that it has only one reportable segment related to banking activities, based on information reviewed by the chief operating decision maker. Most of the transactions, properties and customers of the Group are located in Argentina. No client has generated more than 10% of the Group's total revenues.

The following table shows relevant information on loans and deposits by business line as of June 30, 2022 and December 31, 2021:

Group (banking activity) (1)	06.30.22	12.31.21

Loans and other financing	511,745,877	516,070,465
Corporate banking (2)	46,808,033	42,388,481
Small and medium companies (3)	172,513,065	169,992,356
Retail	292,424,779	303,689,628

Other assets	893,574,424	886,559,621
TOTAL ASSETS	1,405,320,301	1,402,630,086

Deposits	974,101,356	964,413,886
Corporate banking (2)(3)	245,645,230	212,024,744
Small and medium companies (2)(3)	184,376,065	202,766,144
Retail	544,080,061	549,622,998

Other liabilities	197,261,806	216,816,272
TOTAL LIABILITIES	1,171,363,162	1,181,230,158

(1)	It includes BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, Consolidar A.F.J.P. (undergoing liquidation proceedings), PSA Finance Argentina Cía. Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A.
(2)	It includes the Financial Sector.
(3)	It includes the Government Sector.

--51--

The information related to the operating segment (the Group's banking activity) is the same as that presented in the Consolidated Statement of Income, considering that it is the measure used by the Entity's chief operating decision marker for the allocation of resources and performance evaluation.

41.Related	parties

a) Parent

The Bank's parent is Banco Bilbao Vizcaya Argentaria.

b) Key management personnel

Pursuant to IAS 24, key management personnel are those having the authority and responsibility for planning, managing and controlling the Group’s activities, whether directly or indirectly.

Based on that definition, the Group considers the members of the Board of Directors as key personnel.

b.1) Remuneration of key management personnel

The Group's key management personnel received the following compensations:

	06.30.22	06.30.21

Fees	32,551	34,259

Total	32,551	34,259

b.2) Profit or loss from transactions and balances with key management personnel

Parent	Balances as of		Profit or loss from transactions
	06.30.22	12.31.21 restated	06.30.22	06.30.21 restated

Loans
Overdrafts	3	-	9	-
Credit cards	11,017	4,846	1,490	787
Consumer loans	1,058	1,505	5,156	171

Deposit
Deposits	13,904	17,558	142	395

Loans are granted on an arm’s length basis. As of June 30, 2022 and December 31, 2021, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

--52--

b.3) Profit or loss and balances with related parties (except for key management personnel)

Parent	Balances as of		Profit or loss from transactions
	06.30.22	12.31.21	06.30.22	06.30.21

Cash and deposits in banks	3,106,373	853,360	-	-
Other financial assets (2)	526,899	715,390	-	-
Other non-financial liabilities	25,845,883	28,845,198	4,531,590	1,159,197
Derivative instruments (Liabilities) (1)	-	-	450	130,269

Off-balance sheet balances

Securities in custody	81,401,849	123,677,643	-	-
Sureties granted	1,252,367	1,850,999	3,651	6,066
Guarantees received	1,343,588	1,934,717	-	-

(1) Profit or loss of Derivative Instruments (Assets) is exposed under Derivative Instruments (Liabilities).
(2) These transactions do not generate profit or loss.

Subsidiaries	Balances as of		Profit or loss from transactions
	06.30.22	12.31.21	06.30.22	06.30.21

Loans and other financing	7,099,333	10,713,865	1,906,913	1,989,024
Other financial assets	177	897	-	-
Deposits	371,266	302,594	818	3,423
Other non-financial liabilities	23	31	2,890	162
Other operating income	-	-	7,120	8,662

Off-balance sheet balances

Securities in custody	1,557,344	2,593,749	-	-
Sureties granted	-	383	-	-

Associates	Balances as of		Profit or loss from transactions
	06.30.22	12.31.21	06.30.22	06.30.21

Cash and deposits in banks	347	888	-	-
Loans and other financing	1,909,543	1,484,529	835,785	1,000,008
Debt securities at fair value through profit or loss	-	1,062	-	1,658
Other financial assets	183,314	276,741	-	-
Deposits	1,393,248	1,126,321	99,831	8,751
Other non-financial liabilities	232	589		-
Financing received	-	-	-	11,509
Other operating income	-	-	33,104	40,495

Off-balance sheet balances

Securities in custody	2,753,903	2,774,094	-	-
Guarantees received	578,266	1,379,694	-	-
Checking account agreements	30,000	-
Sureties granted	659	736	-	-

Transactions have been agreed upon on an arm’s length basis. As of June 30, 2022 and December 31, 2021, balances of loans granted are

--53--

classified under normal performance according to the debtor classification rules issued by the BCRA.

42.Financial	instruments risks

42.1 Risk policies of financial instruments

In these consolidated condensed interim financial statements, the Entity applied the same financial instrument risk policies as in the preparation of its financial statements as of December 31, 2021.

42.2   Exposure to credit risk and allowances

Below is the exposure to credit risks and allowances, measured in accordance with IFRS 9 as per BCRA (expected loss model, except for non-financial government sector's financial assets), as of June 30, 2022 and December 31, 2021:

Exposure at default - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.21	491,389,361	54,079,314	6,911,928	8,971,675	4,127,144	565,479,422

Inter-stage Transfers:
From stage 1 to stage 2	(51,432,567)	52,755,790	592	-	-	1,323,815
From stage 2 to stage 1	44,088,514	(42,553,773)	(66,023)	-	-	1,468,718
From stage 1 or 2 to stage 3	(951,532)	(5,820,625)	(145,186)	6,694,897	141,176	(81,270)
From stage 3 to stage 1 or 2	261,270	638,312	151,486	(1,285,728)	(157,151)	(391,811)
Changes without inter-stage transfers	14,722,056	(227,029)	(2,069,705)	(696,724)	(79,801)	11,648,797
New originated financial assets	369,080,623	5,491,983	6,484,807	888,544	69,903	382,015,860
Reimbursements	(232,003,412)	(9,402,918)	(4,152,258)	(1,220,259)	(107,720)	(246,886,567)
Write-offs	-	192	-	(3,726,321)	(2,454,314)	(6,180,443)
Foreign exchange differences	4,221,406	808,133	415,763	1,123	151,359	5,597,784
Inflation adjustment	(138,837,310)	(14,997,615)	(1,843,473)	(2,289,010)	(736,843)	(158,704,251)

Balances as of 06.30.22	500,538,409	40,771,764	5,687,931	7,338,197	953,753	555,290,054

Exposure at default - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.20	477,330,598	71,852,135	8,737,444	5,620,206	5,133,023	568,673,406

Inter-stage Transfers:
From stage 1 to stage 2	(140,328,446)	140,538,296	-	-	-	209,850
From stage 2 to stage 1	107,298,879	(101,773,812)	(3,694,845)	-	-	1,830,222
From stage 1 or 2 to stage 3	(2,017,397)	(17,808,077)	(306,635)	19,910,935	312,719	91,545
From stage 3 to stage 1 or 2	297,180	766,081	17,395	(2,757,171)	(209,109)	(1,885,624)
Changes without inter-stage transfers	28,486,795	(10,694,815)	7,982,705	(1,671,800)	530,093	24,632,978
New originated financial assets	514,518,767	16,598,557	5,533,782	841,990	880,884	538,373,980
Reimbursements	(325,277,245)	(23,653,634)	(8,859,050)	(2,173,885)	(888,119)	(360,851,933)
Write-offs	1	373	-	(7,186,256)	(81,950)	(7,267,832)
Foreign exchange differences	6,138,260	3,186,527	1,062,572	2,267	275,528	10,665,154
Inflation adjustment	(175,058,031)	(24,932,317)	(3,561,440)	(3,614,611)	(1,825,925)	(208,992,324)

Balances as of 12.31.21	491,389,361	54,079,314	6,911,928	8,971,675	4,127,144	565,479,422

Exposure at default - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.21	112,347,979	8,672,708	132,596	52,700	53	121,206,036

Inter-stage Transfers:
From stage 1 to stage 2	(13,663,245)	12,287,387	-	-	-	(1,375,858)
From stage 2 to stage 1	10,892,390	(9,500,934)	(62)	-	-	1,391,394
From stage 1 or 2 to stage 3	(85,373)	(50,771)	-	61,439	1,874	(72,831)
From stage 3 to stage 1 or 2	22,031	15,490	-	(36,234)	(2,547)	(1,260)
Changes without inter-stage transfers	18,988,008	1,108,333	10,882	(6,124)	4,333	20,105,432
New originated financial assets	43,567,233	1,693,371	4,581	6,546	-	45,271,731
Reimbursements	(14,808,571)	(2,105,875)	(31,974)	(13,409)	-	(16,959,829)
Write-offs	-	-	-	(54)	-	(54)
Foreign exchange differences	1,545,162	115,371	-	-	-	1,660,533
Inflation adjustment	(33,809,166)	(3,166,618)	(18,468)	(13,768)	(920)	(37,008,940)

Balances as of 06.30.22	124,996,448	9,068,462	97,555	51,096	2,793	134,216,354

--54--

Exposure at default - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.20	118,419,781	9,851,655	209,767	17,383	1,016	128,499,602

Inter-stage Transfers:
From stage 1 to stage 2	(23,218,511)	20,348,756	-	-	-	(2,869,755)
From stage 2 to stage 1	22,603,560	(20,307,594)	(200,846)	-	-	2,095,120
From stage 1 or 2 to stage 3	(146,286)	(137,771)	(1,300)	198,019	-	(87,338)
From stage 3 to stage 1 or 2	61,177	66,341	-	(118,447)	-	9,071
Changes without inter-stage transfers	13,220,823	3,742,351	394,827	(5,255)	(768)	17,351,978
New originated financial assets	127,735,338	2,435,004	208,872	17,636	-	130,396,850
Reimbursements	(104,645,582)	(3,533,428)	(374,705)	(40,257)	-	(108,593,972)
Write-offs	-	-	-	(192)	-	(192)
Foreign exchange differences	1,753,481	153,272	47,821	-	-	1,954,574
Inflation adjustment	(43,435,802)	(3,945,878)	(151,840)	(16,187)	(195)	(47,549,902)

Balances as of 12.31.21	112,347,979	8,672,708	132,596	52,700	53	121,206,036

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.21	4,075,384	3,350,293	818,272	6,969,830	3,787,877	19,001,656

Inter-stage Transfers:
From stage 1 to stage 2	(1,037,458)	3,972,881	65	-	-	2,935,488
From stage 2 to stage 1	480,709	(2,388,277)	(6,047)	-	-	(1,913,615)
From stage 1 or 2 to stage 3	(64,683)	(1,666,151)	(39,152)	3,663,672	44,429	1,938,115
From stage 3 to stage 1 or 2	11,133	73,977	85,562	(840,833)	(85,691)	(755,852)
Changes without inter-stage transfers	422,261	433,945	(602,384)	1,422,006	(24,655)	1,651,173
New originated financial assets	4,122,124	400,669	418,497	510,458	44,336	5,496,084
Reimbursements	(2,856,680)	(502,933)	(327,414)	(837,143)	(70,298)	(4,594,468)
Write-offs	-	(1)	-	(3,272,732)	(2,439,671)	(5,712,404)
Foreign exchange differences	46,791	18,762	26,942	653	113,138	206,286
Inflation adjustment	(1,186,060)	(939,444)	(155,172)	(1,786,851)	(651,372)	(4,718,899)

Balances as of 06.30.22	4,013,521	2,753,721	219,169	5,829,060	718,093	13,533,564

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Saldos al 12.31.20	10,645,763	7,537,736	823,370	4,642,911	3,202,272	26,852,052

Inter-stage Transfers:
From stage 1 to stage 2	(5,204,560)	15,581,167	-	-	-	10,376,607
From stage 2 to stage 1	2,829,510	(10,095,023)	(355,738)	-	-	(7,621,251)
From stage 1 or 2 to stage 3	(181,254)	(5,697,157)	(50,258)	12,226,927	77,839	6,376,097
From stage 3 to stage 1 or 2	23,827	99,567	11,077	(1,834,814)	(107,032)	(1,807,375)
Changes without inter-stage transfers	(6,967,515)	(2,421,228)	804,213	2,108,576	1,810,025	(4,665,929)
New originated financial assets	16,718,171	3,326,280	555,557	596,121	473,206	21,669,335
Reimbursements	(10,937,300)	(2,613,526)	(725,343)	(1,566,990)	(511,290)	(16,354,449)
Write-offs	-	(5)	-	(6,064,443)	(70,248)	(6,134,696)
Foreign exchange differences	176,111	168,387	84,089	1,204	164,011	593,802
Inflation adjustment	(3,027,369)	(2,535,905)	(328,695)	(3,139,662)	(1,250,906)	(10,282,537)

Balances as of 12.31.21	4,075,384	3,350,293	818,272	6,969,830	3,787,877	19,001,656

Allowances - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.21	720,620	365,228	43,276	33,141	-	1,162,265

Inter-stage Transfers:
From stage 1 to stage 2	(122,168)	428,463	-	-	-	306,295
From stage 2 to stage 1	86,477	(398,310)	(149)	-	-	(311,982)
From stage 1 or 2 to stage 3	(5,965)	(8,921)	-	32,347	3,983	21,444
From stage 3 to stage 1 or 2	8,263	2,016	-	(25,409)	(6,985)	(22,115)
Changes without inter-stage transfers	(199,051)	44,146	(21,762)	7,673	6,715	(162,279)
New originated financial assets	464,852	36,664	1,261	3,543	-	506,320
Reimbursements	(119,264)	(62,719)	(11,280)	(7,730)	-	(200,993)
Write-offs	-	-	-	(45)	-	(45)
Foreign exchange differences	26,124	761	-	-	-	26,885
Inflation adjustment	(207,467)	(105,181)	(4,684)	(9,136)	(846)	(327,314)

Balance as of 06.30.22	652,421	302,147	6,662	34,384	2,867	998,481

--55--

Allowances - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.20	2,014,355	739,082	33,108	15,162	2,670	2,804,377

Inter-stage Transfers:
From stage 1 to stage 2	(537,060)	1,631,387	-	-	-	1,094,327
From stage 2 to stage 1	407,352	(1,445,497)	(34,180)	-	-	(1,072,325)
From stage 1 or 2 to stage 3	(4,238)	(25,861)	(25)	135,718	11,934	117,528
From stage 3 to stage 1 or 2	1,601	4,170	-	(88,666)	-	(82,895)
Changes without inter-stage transfers	(1,528,987)	(215,345)	52,553	(1,788)	(14,296)	(1,707,863)
New originated financial assets	3,260,173	136,153	31,842	11,803	-	3,439,971
Reimbursements	(2,269,883)	(189,187)	(27,251)	(26,859)	-	(2,513,180)
Write-offs	-	-	-	(170)	-	(170)
Foreign exchange differences	40,654	7,663	3,740	-	-	52,057
Inflation adjustment	(663,347)	(277,337)	(16,511)	(12,059)	(308)	(969,562)

Balances as of 12.31.21	720,620	365,228	43,276	33,141	-	1,162,265

Measurement of expected credit loss

IFRS 9 requires determining the expected credit loss (ECL) of a financial instrument in a way that reflects an unbiased estimate, the time value of money and a forward-looking perspective (including the economic forecast).

COVID-19 Impact

During the pandemic-related lockdown, the BCRA and the government issued several communications and decrees, pursuant to which customers within the portfolio of non-related-card financings benefitted from the deferral of unpaid installments from April 2020 up to the final loan maturity. The measure was lifted in March 2021, thus deferrals are no longer applied.

The table below summarizes the loan portfolio affected by the aforementioned measures and the related impact on contractual cash flows:

Affected Portfolio		Loss from changes in contractual cash flows
	Balance as of	Balance as of	Variation	Inflationary	Balance as of
	06/30/2022	12/31/2021		Effect	06/30/2022

UVA-indexed Mortgage Loans	34,049,911	991,673	299,436	(294,932)	996,177

UVA-indexed Pledge Loans	696,162	16,542	5,524	(4,980)	17,086

		1,008,215	304,960	(299,912)	1,013,263

Concerning credit cards, outstanding balances as of April 2020 and September 2020 were required to be rescheduled in nine equal and consecutive installments, with a three-month grace period. The former were due in April 2021, whereas the latter were due in September 2021. The due date deferral did not result in stage improvements in any case.

The parameters of the ECL measurement model were not affected. Credit quality ratios did not show impairment as a consequence of the aid measures promoted by the national authorities. Given the pandemic and lockdown scenario, there were no relevant impacts on ECL directly related to COVID 19.

43.Restrictions	to the distribution of earnings

a)	In accordance with the regulations of the BCRA, 20% of the income for the year plus/less adjustments of prior years' results, transfers from other comprehensive income to unappropriated retained earnings and less the accumulated loss at the end of the previous year, if any, must be allocated to the legal reserve.

--56--

b)	The mechanism to be followed by financial institutions to assess distributable balances is defined by the BCRA by means of the regulations in force on “Distribution of earnings” provided that certain situations are not verified, namely: to receive financial assistance from such entity due to illiquidity, shortfalls as regards minimum capital requirements or minimum cash requirements, to fall under the scope of the provisions of Sections 34 and 35 bis of the Financial Institutions Law (sections referred to regularization and correction plans and restructuring of the Entity), among other conditions detailed in the referred communication to be complied with. Furthermore, the distribution of earnings as approved by the Entity’s Shareholders’ Meeting shall not be effective unless approved by the Superintendency of Financial and Foreign Exchange Institutions of the BCRA.

In addition, no distributions of earnings shall be made with the profits resulting from the first time application of IFRS, which shall be included as a special reserve, and the balance of which as of June 30, 2022 amounts to 16,597,566.

Besides, the Entity shall verify that, once the proposed distribution of earnings is made, a capital conservation margin equivalent to 2.5% of the risk-weighted assets is kept, which is additional to the minimum capital requirement set forth by law, and shall be paid in with level 1 ordinary capital (COn1), net of deductible concepts (CDC0n1).

Furthermore, in accordance with Communication “A” 7312 of the BCRA, the distribution of earnings is suspended until December 31, 2021. In accordance with the provisions of Communication “A” 7421 of the BCRA, effective from January 1 to December 31, 2022, financial institutions may distribute earnings for up to 20% of the amount that would have corresponded to them. As from January 1, 2022, those financial institutions that have obtained the authorization of the BCRA must distribute earnings in 12 equal, monthly and consecutive installments.

c)	Pursuant to the provisions of General Resolution No. 622 of the CNV, the Shareholders’ Meeting that considers the annual financial statements shall resolve upon the specific use of accumulated earnings of the Entity.

In compliance with the above, on May 15, 2020, the Ordinary and Extraordinary Shareholders’ Meeting was held approving the partial reversal of the Optional Reserve for future distribution of earnings, in order to allocate the amount of 2,500,000 (6,295,695 in restated amounts) to the payment of a cash dividend subject to the prior authorization of the BCRA.

On November 20, 2020, the General Extraordinary Shareholders’ Meeting was held approving the partial reversal of the optional reserve for future distribution of earnings in the amount of 12,000,000 (25,649,028 in restated amounts) and considering a supplementary dividend for the same amount, in order to increase the amount of the cash dividend approved by the General Ordinary and Extraordinary Shareholders’ Meeting held on May 15, 2020, all subject to the prior authorization of the BCRA.

--57--

On April 20, 2021, the General Ordinary and Extraordinary Shareholders’ Meeting was held and the following was approved:

-	To absorb the amount of 29,431,352 (60,484,401 in restated values) of the Optional Reserve for future distribution of earnings to apply it to the negative balance of Unappropriated Retained Earnings as of December 31, 2020.

-	To approve the partial reversal of the Optional Reserve for future distribution of earnings in order to allocate the amount of 7,000,000 (12,236,721 in restated values) to the payment of a cash dividend subject to the prior authorization of the BCRA.

On November 3, 2021, the General Extraordinary Shareholders’ Meeting was held approving the partial reversal of the optional reserve for future distribution of earnings in the amount of 6,500,000 (9,189,713 in restated amounts) and considering a supplementary dividend for the same amount, in order to increase the amount of the cash dividend approved by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 20, 2021, all subject to the prior authorization of the BCRA.

On April 29, 2022, the General Ordinary and Extraordinary Shareholders’ Meeting was held and the following was approved:

–	To allocate 3,934,134 (5,356,402 in restated values) out of Unappropriated retained earnings for fiscal year 2021 to the Legal Reserve.
–	To allocate 15,736,535 (21,425,606 in restated values) out of Unappropriated retained earnings for fiscal year 2021 to the Optional Reserve for future distribution of earnings.
–	Also, in relation to the dividends approved by the Shareholders' Meetings of May 15, 2020, November 20, 2020, April 20, 2021 and November 3, 2021, authorization was applied for to the BCRA for the distribution of 13,165,209.

After these presentations were made, the BCRA authorized the payment of dividends, which will take place in accordance with the following schedule during this fiscal year:

No. Installment	Cutoff Date	Payment Date	Amount
1 to 7	July 5	July 6	7,679,705
8	August 2	August 3	1,097,101
9	September 6	September 7	1,097,101
10	October 4	October 5	1,097,101
11	November 1	November 2	1,097,101
12	December 5	December 6	1,097,100

44.Restricted	assets

As of June 30, 2022 and December 31, 2021, the Group has the following restricted assets:

--58--

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium enterprises granted by the Inter-American Development Bank (IDB).
	06.30.22	12.31.21

Argentine Treasury Bond adjusted by CER. Maturity 2023	24,896	32,136
Argentine Treasury Bond adjusted by CER. Maturity 2024	25,984	151,129

Total	50,880	183,265

b)	Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, forward transactions, foreign currency futures, court proceedings and leases in the amount of 25,526,800 and 27,613,068 as of June 30, 2022 and December 31, 2021, respectively (see Note 10).

45.Banking	deposits guarantee insurance system

Law No. 24,485 and Decree No. 540/95 provided for the creation of the Deposit Guarantee Insurance System, which was assigned the characteristics of being limited, mandatory and onerous, with the purpose of covering the risks of bank deposits, in a subsidiary and complementary manner to the system of privileges and protection of deposits established by the Financial Institutions Law.

That law provided for the incorporation of the company “Seguros de Depósitos Sociedad Anónima” (SEDESA) for the exclusive purpose of managing the Deposits Guarantee Fund, the shareholders of which, pursuant to the changes introduced by Decree No. 1292/96, will be the BCRA with at least one share and the trustees of the trust with financial institutions in the proportion determined by the BCRA for each, based on their contributions to the Deposit Guarantee Fund.

Deposits in pesos and foreign currency made with the participating entities under the form of checking accounts, savings accounts, time deposits or otherwise as determined by the BCRA up to the amount of 1,500 and which meet the requirements of Decree No. 540/95 and those to be set forth by the enforcement authority shall fall within the scope of said decree.

In August 1995, that company was incorporated, and the Entity has an 8.6000% share of the corporate stock as of December 31, 2021 (BCRA Communication “B” 12305).

As of June 30, 2022 and 2021, the contributions to the Fund have been recorded in the item “Other operating expenses - Contributions to the deposits guarantee fund” in the amounts of 734,307 and 747,715, respectively.

--59--

46.      Minimum cash and minimum capital requirements

46.1 Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Items	06.30.22	12.31.21

Balances at the BCRA

BCRA - current account - not restricted	95,590,017	193,144,966

BCRA – special guarantee accounts – restricted (Note 11)	6,651,878	9,935,937
BCRA – special guarantee accounts – restricted (Note 10)	6,651,878	9,935,937

BCRA – social security special accounts – restricted	817,593	-

	103,059,488	203,080,903

Argentine Treasury Bond in pesos. Maturity 05-23-2027	30,846,757	-
Argentine Treasury Bond in pesos at 22% fixed rate. Maturity 2022	-	30,723,359
Liquidity Bills - BCRA	249,198,718	146,626,620

TOTAL	383,104,963	380,430,882

The balances disclosed are consistent with those reported by the Bank.

46.2 Minimum capital requirements

The regulatory breakdown of minimum capitals is as follows at the above-mentioned date:

Minimum capital requirement	06.30.2022	06.30.2021

Credit risk	49,734,120	51,884,122
Operational risk	18,941,690	17,179,353
Market risk	571,413	935,063

Paid-in	185,569,574	192,876,277
Surplus	116,322,351	122,877,739

--60--

47.	Compliance with the provisions to act in the different categories of agent defined by the Argentine Securities Commission

Considering the transactions carried out by Banco BBVA Argentina S.A. and according to the different categories of agent set forth by General Resolution No. 622-13 of the CNV, on September 9 and 19, 2014, the Entity was registered as Custodian Agent of Collective Investment Products of Mutual Funds under No. 4 and Settlement and Clearing Agent – Comprehensive (ALyC) under No. 42, respectively.

Section 8 of General Resolution No. 821 of the CNV sets forth that the minimum shareholders’ equity required to operate as ALyC shall be equal to 470,350 UVAs adjusted by CER, Law No. 25827. As of June 30, 2022, it amounts to 60,713. The Entity’s shareholders’ equity exceeds the minimum shareholders’ equity required by said resolution.

Besides, the required minimum contra-account of 30,356, fifty percent (50%) of the minimum shareholders’ equity amount, includes Argentine Treasury Bonds in pesos adjusted by CER due 2024 as of June 30, 2022 deposited with the account opened at Caja de Valores S.A., named “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés minimum cash contra-account”.

Furthermore, pursuant to the requirements of General Resolution No. 792 issued by the CNV on April 30, 2019, and effective as of the end of fiscal year ended December 31, 2019, mutual fund management companies’ minimum shareholders’ equity will be comprised of 150,000 UVAs plus 20,000 UVAs, per each additional mutual fund under management. As concerns the cash contra-account, the amount to be paid shall be equal to no less than fifty per cent (50%) of minimum shareholders' equity.

The subsidiary BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, as Mutual Funds Management Agent, registered on August 7, 2014 under No. 3, met the CNV minimum cash contra-account requirements with 2,792,293 shares of FBA Renta Pesos Fondo Común de Inversión, in the amount of 72,812, through custody account No. 493-0005459481 held at BBVA Banco Francés S.A. As of June 30, 2022, the company's Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

48.Compliance	with the provisions of the Argentine Securities Commission – Documentation

The CNV issued General Resolution No. 629 on August 14, 2014 to introduce changes to its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank has delivered the documentation that supports its operations for the periods still open to audit for safekeeping in Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km. 31.5, district of Florencio Varela, Province of Buenos Aires.

In addition, it is informed that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Art. 5. a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (2013 consolidated text and amendments).

49.Trust	activities

On January 5, 2001, the Board of Directors of BCRA issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as a trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. On the same date, Mercobank S.A., as Settler, and the Bank, as Trustee, entered into the agreement to set up the Diagonal Trust in relation to the exclusion of assets as provided in the above-mentioned resolution. As of June 30, 2022 and December 31, 2021, the assets of Diagonal Trust amount to 2,427 and 3,305, respectively, considering their recoverable values.

--61--

In addition, the Entity, in its capacity as Trustee in the Corp Banca Trust, recorded the selected assets on account of the redemption in kind of participation certificates in the amount of 4,177 and 5,688 as of June 30, 2022 and December 31, 2021, respectively.

In addition, the Entity acts as a Trustee in 12 non-financial trusts, in no case as personally liable for the liabilities assumed in the performance of the contract obligations. Such liabilities will be settled with and up to the full amount of the trust assets and the proceeds therefrom. The non-financial trusts concerned were set up to manage assets and/or secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the corpus assets until (i) noncompliance with the obligations by the debtor (settler) vis-a-vis the creditors (beneficiaries) is verified, when such assets are sold and the proceeds therefrom are distributed (net of expenses) among all beneficiaries, the remainder (if any) shall be delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the trust assets will be returned to the settler or to whom it may indicate. The trust assets totaled 449,251 and 542,841 as of June 30, 2022 and December 31, 2021, respectively, and consist of cash, creditors' rights, real estate and shares.

50.	Mutual funds

As of June 30, 2022 and December 31, 2021, the Entity holds in custody, as Custodian Agent of Mutual Funds managed by “BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión”, time deposit certificates, shares, corporate bonds, government securities, mutual funds, deferred payment checks, BCRA instruments, Buenos Aires City Government Bills, ADRS, Buenos Aires Province Government Bills and repos for 87,394,511 and 119,934,440, which are part of the mutual fund portfolio and are recorded in debit balance memorandum accounts “Control – Other.”

The Mutual Fund assets are as follows:

--62--

MUTUAL FUND	06.30.2022	12.31.2021

FBA Renta Pesos	231,191,409	239,320,997
FBA Renta Fija Plus	15,358,369	22,683,916
FBA Ahorro Pesos	6,132,017	4,145,941
FBA Bonos Argentina	1,034,289	1,073,481
FBA Calificado	858,495	1,237,548
FBA Acciones Argentinas	730,485	977,641
FBA Acciones Latinoamericanas	577,832	718,142
FBA Horizonte	376,301	502,349
FBA Renta Mixta	230,410	397,083
FBA Gestión I	37,452	47,791
FBA Bonos Globales	35,806	161,577
FBA Renta Publica I	29,985	36,237
FBA Retorno Total I	18,836	27,405
FBA Horizonte Plus	12,408	27,480
FBA Renta Fija Local	2,216	2,828
	256,626,310	271,360,416

51.	Penalties and administrative proceedings instituted by the BCRA

According to the requirements of Communication “A” 5689, as amended, issued by the BCRA, below is a detail of the administrative and/or disciplinary penalties as well as the judgments issued by courts of original jurisdiction in criminal matters, enforced or brought by the BCRA of which the Entity has been notified:

Administrative proceedings commenced by the BCRA

•         “Banco Francés S.A. over breach of Law 19359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on February 22, 2008 and identified under No. 3511, File No. 100194/05, on grounds of a breach of the Criminal Foreign Exchange Regime as a result of the purchase and sale of US Dollars through the BCRA in excess of the authorized amounts. They totaled 44 transactions involving the Bank's branches 099, 342, 999 and 320. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the court acquitted the individuals/entities above from all charges. The General Attorney’s Office filed an appeal and Room A of the Appellate Court with jurisdiction over Criminal and Economic Matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The General Attorney’s Office filed an Extraordinary Appeal, which was granted and as of the date of these financial statements is being heard by the Supreme Court of Justice. The case has been called for resolution.

•         “Banco Francés S.A. over breach of Law 19359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 1, 2010 and identified under No. 4539, File No. 18398/05 where charges focus on fake foreign exchange transactions, through false statements upon processing thereof, carried out by personnel from five branches in Mar del Plata, which would entail failure to comply with the costumer identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Retail Bank Manager, (ii) the Territory Manager, (iii) the Area Manager, (iv) a commercial aide to the Area Manager, (v) five Branch Managers, (vi) four Heads of Back-Office Management, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court No. 3, Criminal Division of the City of Mar del Plata, under File No. 16377/2016. On June 21, 2017, the court sought to obtain further evidence on its own initiative ordering that an official letter should be sent to the BCRA for it to ascertain if the rules governing the charges brought in the Case File No. 18398/05 Proceedings No. 4539 have been subject to any change. The BCRA answered the request from the Court, stating that noncompliance with the provisions of Communication “A” 3471 would not currently be subject to any change that may imply a lesser offense. On September 30, 2019, the court of original jurisdiction rendered judgment against the Bank for its involvement in the transaction imposing a fine of US$ 592,000, while imposing fines to the individuals involved for the aggregate amount of US$ 518,766 and Euro 48,500. The Bank is jointly and severally liable for the aforementioned fines. The Bank's Directors Jorge Carlos Bledel, Javier D. Ornella, Marcelo Canestri and Oscar Castro and Territory Managers Oscar Fantacone and Jorge Allen were acquitted from all charges. An appeal was filed on behalf of Banco BBVA Argentina S.A. and its employees asking for the reversal of the decision or otherwise significant reductions of the amounts involved. On August 24, 2021, the Federal Appellate Court of Mar de Plata resolved to declare the action extinguished based on the grounds of violation of the reasonable term and consequently acquit Banco BBVA Argentina S.A., Pablo Bistacco, Graciela Alonso, Néstor O. Baquer, Hugo Benzan, Mariela Espinosa, Jorge Fioritti, Liliana Paz, Alberto Giménez, Jorge Elizalde, Elizabeth Mosquera, Carlos Barcellini, Carlos O. Alfonzo, Samuel Alanis, Julián Gabriel Burgos, for the facts that were condemned in the present case for violation of Law No. 19.359, and the relevant regulations. In view of this ruling, the Federal Prosecutor filed an extraordinary federal appeal.

--63--

•         “BBVA Banco Francés S.A. over breach of Law 19359". Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on July 26, 2013 and identified under No. 5406, File No. 100443/12 where charges are concerned with fake foreign exchange transactions through false statements upon processing thereof incurred by personnel in Branch 087 - Salta -, which would entail a failure to comply with the costumer identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The trial period came to a close and the BCRA must send the file to Salta’s Federal Court. As of the date hereof, the case file has not been sent to court.

•         “BBVA Banco Francés S.A. over breach of Law 19359". Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 23, 2015 and identified under No. 6684, File No. 100068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” for ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), involving the incomplete verification of the services provided. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two Bank officers holding the positions described below at the date when the breaches were committed: (i) the Foreign Trade Manager and (ii) an officer of the Area. The BCRA has decided that the trial period has come to an end. The case is being heard by Federal Court No. 2, Criminal Division of Lomas de Zamora, Province of Buenos Aires, under File No. 39130/2017. On October 26, 2017, the Entity filed a request for retroactive application of the most favorable criminal law, as through Communication “A” 5264, whereby the restriction on foreign trade transactions was removed, the payment of services abroad was reinstated.

--64--

•         "BBVA Banco Francés S.A. over breach of Law 19359". Administrative proceedings for Foreign Exchange Offense initiated by the B.C.R.A. notified on March 15, 2021 and identified under No. 7545, file No. 381/22/21. The charge consists of the alleged breach of Communication "A" 6770, corresponding to transactions carried out by the companies MULTIPOINT S.A. and TELECENTRO S.A. (i) Multipoint S.A. challenges transactions for a total amount of US$ 800,000, alleging the alleged breach of Communication "A" 6770, paragraph 11, when three exchange transactions were carried out under concept code P8 (Other financial loans) in order to pre-cancel a financial loan from a loan agreement entered into on April 5, 2019 whose original maturity date was April 5, 2021. The latter included an addendum executed on October 18, 2019 modifying the third clause of the aforementioned loan agreement and setting the payment date of the principal on October 18, 2019. According to the B.C.R.A., this would be an early cancellation in breach of the aforementioned rule. (ii) TELECENTRO S.A. challenges a transaction for the amount of US$ 185,724, alleging the alleged breach of Communication "A" 6770, paragraph 12, when a transaction was carried out under concept code B07 (payments in view of imports of goods) was carried out, which pre-paid on October 24, 2019, a commercial debt arising from two invoices that had payment date on October 29, 2019. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two Bank officers who held the positions described below as of the date of the alleged facts: (i) the Foreign Trade Manager and (ii) an officer of the Area. The relevant answers to the charges were filed.

•         Banco BBVA ARGENTINA S.A. Financial summary proceedings initiated by the B.C.R.A. Notified on June 24, 2021 and identified under No. 1587, file No. 188/55/21. The charge consists of the alleged breach of paragraph 7.2 of Communication "A" 6981 by assisting (without prior approval of the BCRA) Cargill S.A. through a checking account overdraft amounting to $ 167 million from April 29, 2020 to May 3, 2020, since as it had bonds taken as of April 22, 2020, it should have waited 90 calendar days without executing repo transactions and/or surety bonds, before being assisted. Likewise, during May and June 2020, Cargill’s checking account disclosed credit balances, which were generally covered at the end of the day. In this regard, it should be noted that Banco BBVA Argentina S.A. violated paragraph 7.2 of the revised text of the rules on "Credit Policy", which strictly includes the restriction on the granting of intraday (within the same day) assistance. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. (30-50000319-3); María Isabel Goiri Lartitegui; Jorge Delfín Luna; Alfredo Castillo Triguero; Juan Manuel Ballesteros Castellano; Oscar Miguel Castro; Gabriel Eugenio Milstein; Adriana María Fernandez De Melero; José Santiago Fornieles; Darío Javier Berkman; Carlos Eduardo Elizalde and Nicolás Herbert Bohtligk. The relevant answers to the charges were filed on August 4, 2021.

--65--

The Group and its legal advisors estimate that a reasonable interpretation of the applicable regulations in force was made and do not expect an adverse financial impact from these cases.

52.	Events after reporting period

Sale of “Fundación BBVA” Real Property

On July 13, 2022, the sale of “Fundación BBVA” real property took place, which was booked under “Non-current assets held for sale” as of June 30, 2022. The income (loss) from the transaction was booked under “Income – loss from sale of non-current assets held for sale”.

Exchange as per Joint Resolution 30/2022

Pursuant to the provisions of Joint Resolution 30/2022 of the Secretary of Economy and Finance, on August 12, 2022 the Bank exchanged bonds and bills as exposed below:

Bonds received in exchange	Issue date	Maturity date	Nominal value
Argentine Bond in Dual Currency due June 2023 “BONO TDJ23”	08.12.2022	06.30.2023	3,678,000
Argentine Bond in Dual Currency due July 2023 “BONO TDL23”	08.12.2022	07.31.2023	25,650,000

No other events or transactions have occurred between period-end and the date of these consolidated condensed interim financial statements which may significantly affect the Entity's financial position or results of operations as of June 30, 2022.

53.	Accounting principles – Explanation added for translations into English

These condensed consolidated interim financial statements are presented in accordance with the financial reporting framework set forth by the BCRA, as mentioned in note 2. These accounting standards may not conform to accounting principles generally accepted in other countries.

--66--

		EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE
AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES
AS OF JUNE 30, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 53)
(stated in thousands of pesos in constant currency - Note 2.1.5)

Account	06.30.22	12.31.21

COMMERCIAL PORTFOLIO

Normal performance	184,291,745	152,078,593
Preferred collaterals and counter-guarantees "A"	4,825,577	7,282,739
Preferred collaterals and counter-guarantees "B"	924,317	1,001,271
No preferred collaterals and counter-guarantees	178,541,851	143,794,583

Troubled	695,805	717,904
No preferred collaterals and counter-guarantees	695,805	717,904

With high risk of insolvency	100,671	203,926
No preferred collaterals and counter-guarantees	100,671	203,926

Uncollectible	95,758	2,360,750
Preferred collaterals and counter-guarantees "B"	-	218,099
No preferred collaterals and counter-guarantees	95,758	2,142,651

TOTAL	185,183,979	155,361,173

--67--

		EXHIBIT B
		(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE
AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES
AS OF JUNE 30, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 53)
(stated in thousands of pesos in constant currency - Note 2.1.5)

Account	06.30.22	12.31.21

CONSUMER AND HOUSING PORTFOLIO

Normal performance	358,251,278	380,192,926
Preferred collaterals and counter-guarantees "A"	100,096	149,438
Preferred collaterals and counter-guarantees "B"	47,297,535	53,415,775
No preferred collaterals and counter-guarantees	310,853,647	326,627,713

Low risk	3,487,028	3,384,589
Preferred collaterals and counter-guarantees "A"	727	3
Preferred collaterals and counter-guarantees "B"	372,869	274,669
No preferred collaterals and counter-guarantees	3,113,432	3,109,917

Low risk - with special follow-up	174,300	229,629
No preferred collaterals and counter-guarantees	174,300	229,629

Medium risk	2,506,041	2,842,382
Preferred collaterals and counter-guarantees "B"	90,330	200,630
No preferred collaterals and counter-guarantees	2,415,711	2,641,752

High risk	1,965,149	3,497,677
Preferred collaterals and counter-guarantees "A"	-	54
Preferred collaterals and counter-guarantees "B"	147,852	306,102
No preferred collaterals and counter-guarantees	1,817,297	3,191,521

Uncollectible	620,433	597,115
Preferred collaterals and counter-guarantees "A"	3,130	3,498
Preferred collaterals and counter-guarantees "B"	247,428	202,593
No preferred collaterals and counter-guarantees	369,875	391,024

TOTAL	367,004,229	390,744,318

TOTAL GENERAL	552,188,208	546,105,491

--68--

				EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING
CONSOLIDATED WITH SUBSIDIARIES
AS OF JUNE 30, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 53)
(stated in thousands of pesos in constant currency - Note 2.1.5)

	06.30.22		12.31.21
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	53,209,741	9.64%	38,980,717	7.14%
50 following largest customers	54,656,497	9.90%	51,148,399	9.37%
100 following largest customers	33,366,488	6.04%	34,582,091	6.33%
All other customers	410,955,482	74.42%	421,394,284	77.16%

TOTAL	552,188,208	100.00%	546,105,491	100.00%

--69--

								EXHIBIT D

CONSOLIDATED WITH SUBSIDIARIES
AS OF JUNE 30, 2022
(Translation of Financial statements originally issued in Spanish - See Note 53)
(stated in thousands of pesos in constant currency - Note 2.1.5) (1)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ITEM	due	month	months	months	months	months	24	TOTAL
							months

Non-financial government sector	-	2,569	-	-	-	-	-	2,569
BCRA	-	3,037	-	-	-	-	-	3,037
Financial sector	-	671,513	519,923	1,490,523	2,440,557	2,118,320	1,655,726	8,896,562
Non-financial private sector and
residents abroad	4,527,304	254,002,100	77,312,478	53,237,181	57,774,814	53,118,409	97,215,160	597,187,446

	4,527,304	254,679,219	77,832,401	54,727,704	60,215,371	55,236,729	98,870,886	606,089,614

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 53)
(stated in thousands of pesos in constant currency - Note 2.1.5) (1)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ITEM	due	month	months	months	months	months	24	TOTAL
							months

Non-financial government sector	-	1,008	-	-	-	-	-	1,008
Financial sector	-	832,157	865,334	1,007,446	3,274,732	1,534,556	3,342,293	10,856,518
Non-financial private sector and
residents abroad	8,378,778	246,506,092	77,030,093	62,735,511	60,612,025	51,394,729	84,718,036	591,375,264

TOTAL	8,378,778	247,339,257	77,895,427	63,742,957	63,886,757	52,929,285	88,060,329	602,232,790

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

--70--

				EXHIBIT H

DEPOSITS CONCENTRATION
CONSOLIDATED WITH SUBSIDIARIES
AS OF JUNE 30, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 53)
(stated in thousands of pesos in constant currency - Note 2.1.5)

	06.30.22		12.31.21
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	98,667,653	10.13%	103,347,314	10.72%

50 following largest customers	98,359,790	10.10%	107,500,840	11.15%

100 following largest customers	36,045,100	3.70%	46,755,749	4.85%

All other customers	741,028,813	76.07%	706,809,983	73.28%

TOTAL	974,101,356	100.00%	964,413,886	100.00%

--71--

							EXHIBIT I
BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS
CONSOLIDATED WITH SUBSIDIARIES
AS OF JUNE 30, 2022
(Translation of Financial statements originally issued in Spanish - See Note 53)
(stated in thousands of pesos in constant currency - Note 2.1.5) (1)

	Terms remaining to maturity

	1	3	6	12	24	more than
ITEMS	month	months	months	months	months	24	TOTAL
						months

Deposits	824,071,769	82,415,687	94,578,656	749,306	39,232	-	1,001,854,650
Non-financial government sector	14,501,180	251,723	-	289	-	-	14,753,192
Financial sector	289,374	-	-	-	-	-	289,374
Non-financial private sector and residents abroad	809,281,215	82,163,964	94,578,656	749,017	39,232	-	986,812,084
Derivative instruments	146,973	-	-	-	-	-	146,973
Other financial liabilities	78,494,545	240,973	331,410	591,355	818,026	3,807,129	84,283,438
Financing received from the BCRA and other financial institutions	25,682,491	944,619	871,113	4,317,009	1,124,928	415,712	33,355,872
Corporate bonds issued	-	266,327	266,327	266,327	-	-	798,981

TOTAL	928,395,778	83,867,606	96,047,506	5,923,997	1,982,186	4,222,841	1,120,439,914

(1) These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS
CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 53)
(stated in thousands of pesos in constant currency - Note 2.1.5) (1)

	Terms remaining to maturity

	1	3	6	12	24	more than
ITEMS	month	months	months	months	months	24	TOTAL
						months

Deposits	860,832,470	47,913,720	74,553,219	617,572	33,714	614	983,951,309
Non-financial government sector	18,104,948	75,476	-	-	-	-	18,180,424
Financial sector	295,860	-	-	-	-	-	295,860
Non-financial private sector and residents abroad	842,431,662	47,838,244	74,553,219	617,572	33,714	614	965,475,025
Derivative instruments	427,810	-	-	-	-	-	427,810
Other financial liabilities	82,429,940	325,759	439,941	792,857	1,167,531	4,702,890	89,858,918
Financing received from the BCRA and other financial institutions	9,991,062	432,760	1,855,816	2,374,415	3,212,404	295,717	18,162,174
Corporate bonds issued	-	136,963	136,962	273,924	136,962	-	684,811

TOTAL	953,681,282	48,809,202	76,985,938	4,058,768	4,550,611	4,999,221	1,093,085,022

(1) These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

--72--

							EXHIBIT J

PROVISIONS
CONSOLIDATED WITH SUBSIDIARIES
AS OF JUNE 30, 2022
(Translation of Financial statements originally issued in Spanish - See Note 53)
(stated in thousands of pesos in constant currency - Note 2.1.5) (1)

				Decreases
Accounts	Balances					Monetary gain (loss) generated by provisions	Balances as of
	at the	Increases		Reversals	Uses		06.30.22
	beginning of
	the year

INCLUDED IN LIABILITIES

- Provisions for contingent commitments	1,162,265	163,530	(1)(4)	-	-	(327,314)	998,481

- For administrative, disciplinary and criminal penalties	6,808	-		-	-	(1,808)	5,000

- Provisions for reorganization	1,829,111	1,331,334	(3)	61,254	1,008,423	(376,905)	1,713,863

- Provisions for termination plans	358,371	77,641		-	-	(95,157)	340,855

- Other	4,285,819	1,054,434	(2)(5)	337	255,033	(1,271,306)	3,813,577

TOTAL PROVISIONS	7,642,374	2,626,939		61,591	1,263,456	(2,072,490)	6,871,776

(1)	Set up in compliance with the provisions of Communication "A" 6868 issued by the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor, and other lawsuits).
(3)	See Note 23 to the consolidated financial statements.
(4)	It includes an increase of 1,352 corresponding to the exchange difference of foreign currency provisions for contingent commitments.
(5)	It includes an increase of 756 for subsidiary Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation proceedings) registered under Administrative Expenses.

--73--

								EXHIBIT J

PROVISIONS
CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 53)
(stated in thousands of pesos in constant currency - Note 2.1.5)

				Decreases
Accounts	Balances						Monetary gain (loss) generated by provisions	Balances as of
	at the	Increases		Reversals		Uses		12.31.21
	beginning of
	the year

INCLUDED IN LIABILITIES

- Provisions for contingent commitments	2,804,377	966,276	(1)(3)	1,638,825	(1)	-	(969,563)	1,162,265

- For administrative, disciplinary and criminal penalties	10,275	-		-		-	(3,467)	6,808

- Provisions for reorganization	4,170,132	3,083,308	(1)	402,939		3,948,302	(1,073,088)	1,829,111

- Provisions for termination plans	291,714	176,543	(1)	-		-	(109,886)	358,371

- Other	16,305,118	1,992,465	(1) (2)	9,148,310	(4)	850,983	(4,012,471)	4,285,819

TOTAL PROVISIONS	23,581,616	6,218,592		11,190,074		4,799,285	(6,168,475)	7,642,374

(1)	See Note 23.
(2)	It includes an increase of 1,884 for subsidiary Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation proceedings) recorded under Administrative Expenses.
It includes an increase of 536 for subsidiary BBVA Asset Management Argentina S.A.
(3)	It includes an increase of 19,758 corresponding to the exchange difference of foreign currency provisions for contingent commitments.
(4)	It includes 9,145,233 as tax provision reversals (see Note11.c)) recorded under Income Tax.

--74--

						EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES
CONSOLIDATED WITH SUBSIDIARIES
AS OF JUNE 30, 2022
(Translation of Financial statements originally issued in Spanish - See Note 53)
(stated in thousands of pesos in constant currency - Note 2.1.5)

			ECL of remaining life of the financial asset
Accounts	Balances	ECL for the			Monetary	Balances
	as of 12.31.21	following	FI with significant	FI with credit	gain (loss)	as of 06.30.22
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	392,194	72,462	-	36,005	(114,035)	386,626

Loans and other financing	18,588,889	1,046,439	(101,059)	(1,808,336)	(4,597,654)	13,128,279
Other financial institutions	56,717	255,529	140,660	(1,578)	(54,568)	396,760
Non-financial private sector and residents abroad	18,532,172	790,910	(241,719)	(1,806,758)	(4,543,086)	12,731,519
Overdrafts	438,015	257,665	45,035	41,162	(190,948)	590,929
Instruments	818,260	(25,811)	8,411	(18,270)	(207,904)	574,686
Mortgage loans	1,000,896	25,498	111,334	82,912	(279,513)	941,127
Pledge loans	773,906	(193,211)	5,889	143,368	(156,848)	573,104
Consumer loans	3,496,102	186,250	(53,410)	37,796	(878,585)	2,788,153
Credit cards	6,622,934	107,715	58,365	358,178	(1,742,355)	5,404,837
Finance leases	130,032	9,731	154	(14,734)	(34,048)	91,135
Other	5,252,027	423,073	(417,497)	(2,437,170)	(1,052,885)	1,767,548

Other debt securities	20,573	5,296	-	-	(7,210)	18,659

Contingent commitments	1,162,265	139,268	10,170	14,092	(327,314)	998,481

TOTAL ALLOWANCES	20,163,921	1,263,465	(90,889)	(1,758,239)	(5,046,213)	14,532,045

--75--

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(Stated in thousands of pesos in constant currency - Note 2.1.5 to the Consolidated Financial Statements)

	Notes and Exhibits	06.30.22	12.31.21

ASSETS

Cash and deposits in banks	4	184,356,643	296,865,095

Cash		76,180,906	101,098,022
Financial institutions and correspondents		108,175,737	195,767,073
Argentine Central Bank (BCRA)		96,407,610	193,144,966
Other in the country and abroad		11,768,127	2,622,107

Debt securities at fair value through profit or loss	5 and Exhibit A	20,133,156	1,901,941

Derivatives	6	431,575	3,834,697

Repo transactions	7	115,822,020	187,275,027

Other financial assets	8	18,829,249	16,981,786

Loans and other financing	9	484,274,548	490,737,546

Non-financial government sector		2,569	1,008
Argentine Central Bank (BCRA)		3,037	-
Other financial institutions		12,379,299	16,386,763
Non-financial private sector and residents abroad		471,889,643	474,349,775

Other debt securities	10 and Exhibit A	427,603,347	251,868,266

Financial assets pledged as collateral	11	25,524,057	27,612,105

Current income tax assets	12. a)	775,666	3,068,847

Investments in equity instruments	13 and Exhibit A	524,107	3,018,998

Investments in subsidiaries and associates	14	8,354,557	9,679,379

Property and equipment	15	68,651,403	69,271,044

Intangible assets	16	5,827,736	4,965,499

Other non-finacial assets	17	17,215,531	11,516,797

Non-current assets held for sale	18	411,326	411,326

TOTAL ASSETS		1,378,734,921	1,379,008,353

Notes and exhibits are an integral part of these separate financial statements.

--76--

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(Stated in thousands of pesos in constant currency - Note 2.1.5 to the Consolidated Financial Statements)

	Notes and Exhibits	06.30.22	12.31.21

LIABILITIES

Deposits	19 and Exhibit H	973,061,785	962,844,226

Non-financial Government Sector		14,543,342	18,073,462
Financial Sector		593,265	515,190
Non-financial Private Sector and Residents Abroad		957,925,178	944,255,574

Derivatives	6	146,973	427,810

Other financial liabilities	21	78,518,217	82,571,303

Financing received from the BCRA and other financial institutions	22	1,615,272	2,220,690

Provisions	Exhibit J	6,794,434	7,522,937

Deferred income tax liabilities		4,179	11,176,850

Other non-financial liabilities	24	88,723,679	95,210,281

TOTAL LIABILITIES		1,148,864,539	1,161,974,097

EQUITY

Share capital	26	612,710	612,710
Non-capitalized contributions		54,227,042	54,227,042
Capital adjustments		38,954,337	38,954,337
Reserves		122,291,433	95,509,425
Retained earnings		7,301	(2,059,567)
Other accumulated comprehensive income/(loss)		(7,147,587)	948,734
Income for the period/year		20,925,146	28,841,575
TOTAL EQUITY		229,870,382	217,034,256

TOTAL LIABILITIES AND EQUITY		1,378,734,921	1,379,008,353

Notes and exhibits are an integral part of these separate financial statements.

--77--

SEPARATE CONDENSED STATEMENT OF INCOME
FOR THE THREE-MONTH AND SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2022 AND 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(Stated in thousands of pesos in constant currency - Note 2.1.5 to the Consolidated Financial Statements)

	Notes and Exhibits	Accumulated as of 06.30.22	Accumulated as of 06.30.21	Quarter from 04.01.22 to 06.30.22	Quarter from 04.01.21 to 06.30.21

Interest income	27	174,351,192	132,147,341	96,154,758	68,430,351
Interest expense	28	(77,448,286)	(56,564,280)	(43,655,850)	(30,333,979)

Net interest income		96,902,906	75,583,061	52,498,908	38,096,372

Commission income	29	27,580,072	28,243,507	13,386,480	14,913,520
Commission expenses	30	(11,399,609)	(14,499,572)	(4,034,680)	(6,679,738)

Net commission income		16,180,463	13,743,935	9,351,800	8,233,782

Net income from financial instruments at fair value through profit or loss	31	5,666,664	4,494,738	1,095,936	1,827,565
Net income (loss) from write-down of assets at amortized cost and at fair value through OCI	32	527,062	(86,840)	567,232	(26,797)
Foreing exchange and gold gains/(losses)	33	3,571,049	3,567,034	1,559,248	1,940,112
Other operating income	34	7,245,090	5,905,807	3,287,213	3,029,559
Loan loss allowance		(4,859,575)	(6,841,865)	(2,336,409)	(3,428,689)

Net operating income		125,233,659	96,365,870	66,023,928	49,671,904

Personnel benefits	35	(22,903,485)	(20,636,053)	(12,482,770)	(10,205,351)
Administrative expenses	36	(23,046,641)	(18,936,697)	(12,059,424)	(9,446,550)
Depreciation and amortization	37	(3,609,096)	(3,864,320)	(1,706,515)	(1,933,920)
Other operating expenses	38	(18,472,145)	(16,664,267)	(9,771,737)	(8,616,680)

Operating income		57,202,292	36,264,533	30,003,482	19,469,403

Income (loss) from associates and joint ventures		506,168	910,303	539,307	844,484
Gain (loss) on net monetary position		(42,783,174)	(25,710,791)	(22,281,388)	(13,260,705)

Income before income tax		14,925,286	11,464,045	8,261,401	7,053,182

Income tax	12.c)	5,999,860	5,848,413	7,752,742	4,785,090

Net income for the period		20,925,146	17,312,458	16,014,143	11,838,272

Notes and exhibits are an integral part of these separate financial statements.

--78--

SEPARATE CONDENSED STATEMENT OF INCOME
FOR THE THREE-MONTH AND SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2022 AND 2021
EARNINGS PER SHARE
AS OF JUNE 30, 2022 AND 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(Stated in thousands of pesos in constant currency - Note 2.1.5 to the Consolidated Financial Statements)

Accounts	06.30.22	06.30.21

Numerator:

Net income attributable to owners of the Parent	20,925,146	17,312,458
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	20,925,146	17,312,458

Denominator:

Weighted average of outstanding common shares for the period	612,710,079	612,710,079
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in thousands of pesos)	34.1518	28.2555
Diluted earnings per share (stated in thousands of pesos) (1)	34.1518	28.2555

(1)	As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

--79--

SEPARATE STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE-MONTH AND SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2022 AND 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(Stated in thousands of pesos in constant currency - Note 2.1.5 to the Consolidated Financial Statements)

	Accumulated as of 06.30.22	Accumulated as of 06.30.21	Quarter from 04.01.22 to 06.30.22	Quarter from 04.01.21 to 06.30.21

Net income for the period	20,925,146	17,312,458	16,014,143	11,838,272

Other comprehesive income components to be reclassified to income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method
Income/(Loss) for the period on the Share in OCI from associates and joint ventures at equity method	76,197	(10,667)	76,197	(751)
	76,197	(10,667)	76,197	(751)

Profit or losses from financial instruments at fair value through OCI
Income/(Loss) for the period on financial instruments at fair value through OCI	(12,340,178)	(642,675)	(14,543,673)	152,404
Reclassification adjustment for the period	(527,062)	66,014	(567,232)	5,971
Income tax	4,715,796	304,634	5,396,493	16,584
	(8,151,444)	(272,027)	(9,714,412)	174,959

Other comprehesive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)
Loss for the period on equity instruments at fair value through OCI	(21,074)	(12,517)	(11,761)	(4,360)
Income tax	-	-	-	(501)
	(21,074)	(12,517)	(11,761)	(4,861)

Total Other Comprehensive Income for the period	(8,096,321)	(295,211)	(9,649,976)	169,347

Total Comprehensive Income	12,828,825	17,017,247	6,364,167	12,007,619

Notes and exhibits are an integral part of these separate financial statements.

--80--

SEPARATE CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE SIX-MONTH INTERIM PERIOD ENDED JUNE 30, 2022
(Translation of Financial statements originally issued in Spanish - See Note 43)
(Stated in thousands of pesos in constant currency - Note 2.1.5 to the Consolidated Financial Statements)

	2022
	Share	Non-capitalized		Other Comprehensive		Retained
	Capital	contributions		Income		Earnings
Transactions	Outstanding shares	Share premium		Losses on financial instruments at fair value through OCI	Other			Unappropriated retained earnings	Total
						Legal
			Adjustments to equity
							Optional Reserve

Restated balances at the beginning of the year	612,710	54,227,042	38,954,337	1,024,932	(76,198)	46,297,351	49,212,074	26,782,008	217,034,256
Impact of the implementation of the financial reporting framework established by the BCRA -IFRS 9, paragraph 5.5 for Related Companies	-	-	-	-	-	-	-	7,301	7,301
Adjusted balance at the beginning of the year	612,710	54,227,042	38,954,337	1,024,932	(76,198)	46,297,351	49,212,074	26,789,309	217,041,557

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	-	20,925,146	20,925,146
- Other Comprehensive Income for the period	-	-	-	(8,172,518)	76,197	-	-	-	(8,096,321)

-Distribution of Unappropriated Retained Earnings as per Shareholders' Resolution dated April 29, 2022 (Note 43)
Legal Reserve	-	-	-	-	-	5,356,402	-	(5,356,402)	-
Other	-	-	-	-	-	-	21,425,606	(21,425,606)	-

Balances at fiscal period end	612,710	54,227,042	38,954,337	(7,147,586)	(1)	51,653,753	70,637,680	20,932,447	229,870,382

Notes and exhibits are an integral part of these separate financial statements.

--81--

SEPARATE CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE SIX-MONTH INTERIM PERIOD ENDED JUNE 30, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(Stated in thousands of pesos in constant currency - Note 2.1.5 to the Consolidated Financial Statements)

	2021
	Share	Non-capitalized		Other Comprehensive		Retained
	Capital	contributions		Income		Earnings
Transactions	Outstanding shares	Share premium		Losses on financial instruments at fair value through OCI	Other			Unappropriated retained earnings	Total
						Legal
			Adjustments to equity
							Optional Reserve

Restated balances at the beginning of the year	612,710	54,227,042	38,954,337	276,238	(115,055)	46,297,351	131,123,281	(60,484,394)	210,891,510

Adjusted income from previous years(see Note 2.1.1.b) to the consolidated financial statements)	-	-	-	-	-	-	-	(2,059,576)	(2,059,576)

Adjusted balance at the beginning of the year	612,710	54,227,042	38,954,337	276,238	(115,055)	46,297,351	131,123,281	(62,543,970)	208,831,934

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	-	17,312,458	17,312,458
- Other Comprehensive Income for the period	-	-	-	(272,027)	(23,184)	-	-	-	(295,211)
									-
- Distribution of Unappropriated Retained Earnings as per Shareholders' Resolution dated April 20, 2021 (Note 43)
Cash dividends (1)	-	-	-	-	-	-	(12,236,721)	-	(12,236,721)
Absorption of accrued losses							(60,484,401)	60,484,401	-

Balances at fiscal period end	612,710	54,227,042	38,954,337	4,211	(138,239)	46,297,351	58,402,159	15,252,889	213,612,460

(1) It represents $ 19.97 per share stated in historical currency.

Notes and exhibits are an integral part of these separate financial statements.

--82--

SEPARATE CONDENSED STATEMENT OF CASH FLOWS
FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2022 AND 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(Stated in thousands of pesos in constant currency - Note 2.1.5 to the Consolidated Financial Statements)

Accounts	06.30.22	06.30.21

Cash flows from operating activities

Income before income tax	14,925,286	11,464,045

Adjustment for total monetary income for the period	42,783,174	25,710,791

Adjustments to obtain cash flows from operating activities:	18,770,681	7,166,319

Depreciation and amortization	3,609,096	3,864,320
Loan loss allowance	4,859,575	6,841,865
Effect of foreign exhange changes on cash and cash equivalents	11,475,954	(1,265,897)
Loss for the sale of Prisma Medios de Pagos S.A.	(3,067,503)	-
Other adjustments	1,893,559	(2,273,969)

Net increases from operating assets:	(433,791,064)	(209,936,904)

Debt securities at fair value through profit or loss	(22,515,430)	(8,404,775)
Derivatives	2,852,989	2,369,034
Repo transactions	49,727,630	(92,131,272)
Loans and other financing	(137,128,140)	(49,503,494)
Non-financial government sector	(1,905)	717
Other financial institutions	(296,336)	(4,092,557)
Non-financial private sector and residents abroad	(136,829,899)	(45,411,654)
Other debt securities	(310,483,145)	(57,679,093)
Financial assets pledged as collateral	(6,067,070)	2,364,903
Investments in equity instruments	280,599	833,607
Other assets	(10,458,497)	(7,785,814)

Net increases from operating liabilities:	338,120,397	258,054,146

Deposits	294,154,290	226,096,415
Non-financial government sector	2,280,961	2,951,818
Financial sector	238,040	(1,165,017)
Non-financial private sector and residents abroad	291,635,289	224,309,614
Liabilities at fair value through profit or loss	8,119	82,908
Derivatives	(132,120)	(16,479)
Other liabilities	44,090,108	31,891,302

Income tax paid	-	(4,032,290)

Total cash flows (used in)/generated by operating activities	(19,191,526)	88,426,107

--83--

SEPARATE CONDENSED STATEMENT OF CASH FLOWS
FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2022 AND 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(Stated in thousands of pesos in constant currency - Note 2.1.5 to the Consolidated Financial Statements)

Accounts	06.30.22	06.30.21

Cash flows from investing activities

Payments:	(4,212,469)	(3,088,898)

Purchase of property and equipment, intangible assets and other assets	(3,777,464)	(2,850,900)
Other payments related to investing activities	(435,005)	(237,998)

Collections:	1,926,944	2,984,582

Other collections related to investing activities	1,926,944	2,984,582

Total cash flows used in investing activities	(2,285,525)	(104,316)

Cash flows from financing activities

Payments:	(1,390,081)	(6,950,044)

BCRA	-	(3,399)
Financing from local financial institutions	(615,974)	(5,943,838)
Leases	(774,107)	(1,002,807)

Collections:	10,555	1,250,724

BCRA	2,112	-
Other collections related to financing activities	8,443	1,250,724

Total cash flows used in financing activities	(1,379,526)	(5,699,320)

Effect of exchange rate changes on cash and cash equivalents	(11,475,954)	1,265,897
Gain/loss on net monetary position of cash and cash equivalents	(78,175,921)	(71,233,234)

Total changes in cash flows	(112,508,452)	12,655,134
Restated cash and cash equivalents at the beginning of the year (Note 4)	296,865,095	312,081,585
Cash and cash equivalents at fiscal period-end (Note 4)	184,356,643	324,736,719

Notes and exhibits are an integral part of these separate financial statements.

--84--

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5 to the consolidated condensed interim financial statements)

1.	Basis for the preparation of separate financial statements

As mentioned in Note 2 to the consolidated condensed interim financial statements, the Bank presents consolidated financial statements in accordance with the financial reporting framework set forth by the BCRA.

These financial statements of the Bank are supplementary to the consolidated condensed interim financial statements mentioned above and are intended for the purposes of complying with legal and regulatory requirements.

2.	Basis for the preparation of these financial statements and applicable accounting standards

2.1. Applicable accounting standards

These condensed separate interim financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA (Communication “A” 6114 of the BCRA, as supplemented). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS, the following affect the preparation of these separate condensed interim financial statements:

a)	Within the framework of the convergence process to IFRS established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the above mentioned paragraph 5.5. “Impairment” been applied in full, according to global estimate made by the Entity, as of June 30, 2022 and December 31, 2021, its shareholders’ equity would have been reduced by 2,657,500 and 2,602,792, respectively.

b)	As of December 31, 2021, the Entity valued its remaining interest in Prisma Medios de Pago SA (“Prisma”) following the guidelines set forth by applicable standards and considering a valuation report as of December 31, 2020 issued by independent experts subject to the provisions of Memoranda No. 7/2019 and No. 8/2021 dated April 29, 2019 and May 22, 2021, respectively, received from the BCRA, which set forth specific provisions as regards the measurement of such interest. Considering those provisions, the Entity has made adjustments to the fair value previously determined (see Note 12.1 to the consolidated condensed interim financial statements).

--85--

In addition, the Bank recognized an adjustment to previous years’ profits, at the request of the BCRA. By means of Memorandum No. 8/2021 dated May 22, 2021, that is, subsequent to the financial statements as of December 31, 2020, the Bank was required to adjust the fair value recognized in respect of its equity interest in Prisma Medios de Pago S.A. as of December 31, 2020.

For disclosure purposes only, such adjustment had an impact on the items “Investments in Equity Instruments” by 2,942,252 (decrease) and “Unappropriated retained earnings” by 2,059,576 (net decrease in deferred income tax) in the comparative Separate Statement of Financial Position as of December 31, 2021 and in the comparative Separate Statement of Changes in Shareholders’ Equity as of June 30 2021.

In determining the valuation of such equity interest, the Bank followed the guidelines set out under applicable standards, also considering a valuation report as of December 31, 2020 issued by independent appraisers.

In March 2022, the shares corresponding to the abovementioned interest were transferred and the income (loss) from their sale was recorded in the quarter ended March 31, 2022. Had the IFRS been applied in order to determine the fair value above mentioned, the income (loss) of previous years and for the period ended June 30, 2022 would have changed. However, this situation does not generate differences as regards the shareholders’ equity value as of June 30, 2022.

c)	On May 29, 2017, the BCRA issued Memorandum No. 6/2017 whereby the Entity was required to account for a provision in liabilities for the reassessment of income tax applying the inflation adjustment for tax purposes. As described in Note 12, such provision was fully reversed as from June 30, 2021.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS that have been currently approved and are applicable in the preparation of these separate condensed interim financial statements in accordance with the IFRS as adopted by the BCRA as per Communication “A” 7411. In general, the BCRA does not allow the early application of any IFRS, unless otherwise specified.

In addition, the BCRA through Communications “A” 6323 and 6324 provided the guidelines for the preparation and presentation of financial statements of financial institutions for the fiscal years starting on or after January 1, 2018, including the additional reporting requirements as well as the information to be presented as Exhibits.

As this is an interim period, the Entity has opted to present condensed information, pursuant to the guidelines of IAS 34 “Interim Financial Reporting”; therefore, not all the information required for the preparation of complete financial statements under IFRS is included. Therefore, these financial statements should be read jointly with the financial statements as of December 31, 2021. However, explanatory notes of events and transactions that are material for understanding any changes in the financial position as from December 31, 2021 are included.

--86--

To avoid duplication of information already provided, we refer to the consolidated condensed interim financial statements regarding:

•	Measuring unit (Note 2.1.5 to the condensed consolidated interim financial statements)
•	Summary of significant accounting policies (Note 2.3 to the condensed consolidated interim financial statements), except for the measurement of investments in subsidiaries
•	Accounting judgments, estimates and assumptions (Note 2.4 to the condensed consolidated interim financial statements)
•	Regulatory changes introduced during this fiscal year and New pronouncements (Note 2.5 and 2.6, respectively, to the condensed consolidated interim financial statements)
•	Transcription to books (Note 2.7 to the condensed consolidated interim financial statements)
•	Provisions (Note 23 to the condensed consolidated interim financial statements)
•	Fair values of financial instruments (Note 39 to the condensed consolidated interim financial statements)
•	Segment reporting (Note 40 to the condensed consolidated interim financial statements)
•	Banking deposits guarantee insurance system (Note 45 to the condensed consolidated interim financial statements)
•	Compliance with the provisions to act in the different categories of agent defined by the Argentine Securities Commission (Note 47 to the condensed consolidated interim financial statements)
•	Trust activities (Note 49 to the condensed consolidated interim financial statements)
•	Mutual funds (Note 50 to the condensed consolidated interim financial statements)
•	Penalties and administrative proceedings institude by the BCRA (Note 51 to the condensed consolidated interim financial statements)
•	Event after reporting period (Note 52 to the condensed consolidated interim financial statements)

3.	Significant accounting policies

Investments in subsidiaries

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity if it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Bank reassesses whether it has control when there are changes to one or more of the elements of control.

Ownership interests in subsidiaries are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the financial statements include the Bank's share in the profit or loss and OCI of investments accounted for using the equity method, until the date when the control, significant influence or joint control cease.

--87--

The interim financial statements as of June 30, 2022 of the subsidiaries “BBVA Asset Management Argentina S.A.U”. and “Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.” (under liquidation proceedings) were adjusted considering the financial reporting framework set forth by the BCRA in order to present financial information in constant terms.

The financial statements of “PSA Finance Argentina Compañía Financiera S.A”. and “Volkswagen Financial Services Compañía Financiera S.A.” were prepared pursuant to the model set forth in paragraph 5.5 “Impairment” of IFRS 9 as from January 1, 2022, as stated in Note 2 to these consolidated condensed interim financial statements.

4.	Cash and deposits in banks

	06.30.22	12.31.21

BCRA - Current account	96,407,610	193,144,966
Cash	76,180,906	101,098,022
Balances with other local and foreign institutions	11,768,127	2,622,107

TOTAL	184,356,643	296,865,095

5.	Debt securities at fair value through profit or loss

	06.30.22	12.31.21

BCRA Liquidity Bills	16,120,411	-
Government securities	4,012,745	1,900,879
Private securities - Corporate bonds	-	1,062

TOTAL	20,133,156	1,901,941

6.	Derivatives

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - Financial Instruments.

The abovementioned instruments are measured at fair value and were recognized in the Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Statement of Income in “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

--88--

	06.30.22	12.31.21

Debit balances linked to foreign currency forwards pending settlement in pesos	431,575	3,830,479
Debit balances linked to interest rate swaps - floating rate for fixed rate	-	4,218

TOTAL	431,575	3,834,697

Liabilities

	06.30.22	12.31.21

Credit balances linked to foreign currency forwards pending settlement in pesos	146,973	427,810

TOTAL	146,973	427,810

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of rate swaps are reported below:

	06.30.22	12.31.21

Foreign currency forwards

Foreign currency forward purchases - US$	1,036,068	1,189,085
Foreign currenct forward sales - US$	986,569	1,129,832
Foreign currency forward sales - Euros	10,245	11,432

Interest rate swaps

Fixed rate for floating rate (1)	-	180,000

(1) Floating: Badlar Rate is the interest rate for time deposits over 1 (one) million pesos, from 30 to 35 days.

7.	Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	06.30.22	12.31.21

Amounts receivable for reverse repurchase transactions of BCRA bills with the BCRA	115,822,020	187,275,027

TOTAL	115,822,020	187,275,027

Repurchase transactions

No repurchase transactions were accounted for as of June 30, 2022 and December 31, 2021.

--89--

8.	Other financial assets

	06.30.22	12.31.21

Measured at amortized cost

Other receivables	9,647,467	8,831,623
Receivables from sale of ownership interest in Prisma Medios de Pago S.A.	7,560,656	4,662,543
Financial debtors from spot transactions pending settlement	1,800,334	3,559,185
Non-financial debtors from spot transactions pending settlement	106,605	11,026
Other	66,061	268,930

	19,181,123	17,333,307

Allowance for loan losses (Exhibit R)	(351,874)	(351,521)

TOTAL	18,829,249	16,981,786

9.	Loans and other financing

The Bank holds loans and other financing under a business model for the purpose of collecting contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	06.30.22	12.31.21

Credit cards	204,381,378	213,947,222
Consumer loans	53,310,388	55,672,105
Discounted instruments	35,830,983	39,665,983
Overdrafts	36,862,008	30,672,582
Mortgage loans	29,300,922	31,190,927
Unsecured instruments	22,917,195	27,778,985
Loans for the prefinancing and financing of exports	22,726,198	18,166,232
Other financial institutions	12,879,901	16,835,238
Pledge loans	6,189,002	6,625,359
Loans to personnel	3,570,321	3,967,894
Receivables from finance leases	2,786,014	3,531,966
Instruments purchased	1,755,404	2,502,536
BCRA	3,037	-
Non-financial government sector	2,569	1,008
Other financing	64,506,852	58,495,847

	497,022,172	509,053,884

Allowance for loan losses (Exhibit R)	(12,747,624)	(18,316,338)

TOTAL	484,274,548	490,737,546

Finance leases

The Bank entered into finance lease agreements related to vehicles and machinery and equipment.

The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum payments to be received thereunder:

--90--

	06.30.22		12.31.21
Term	Total Investment	Current value of minimum payments	Total Investment	Current value of minimum payments

Up to 1 year	1,464,868	801,143	1,865,579	1,017,019
From 1 to 2 years	1,368,268	871,259	1,641,969	984,030
From 2 to 3 years	1,171,367	861,414	1,422,497	1,028,583
From 3 to 4 years	338,384	248,894	674,040	495,992
From 4 to 5 years	3,905	2,560	9,296	6,342
More than 5 years	1,374	744	-	-

TOTAL	4,348,166	2,786,014	5,613,381	3,531,966

Principal		2,715,470		3,423,137
Interest accrued		70,544		108,829

TOTAL		2,786,014		3,531,966

A breakdown of loans and other financing according to credit quality standing pursuant to applicable standards issued by the BCRA is detailed in Exhibit B, while the information on the concentration of loans and other financing is presented in Exhibit C to these separate financial statements. The reconciliation of the information included in those Exhibits with the accounting balances is included below.

	06.30.22	12.31.21

Total Exhibit B and C	521,991,665	518,039,141
Plus:
BCRA	3,037	-
Loans to personnel	3,570,321	3,967,894
Interest and other items accrued receivable from financial assets with credit value impairment	193,572	617,565

Less:
Allowance for loan losses (Exhibit R)	(12,747,624)	(18,316,338)
Adjustments for effective interest rate	(2,802,363)	(2,496,734)
Corporate bonds	(2,239,627)	(1,899,812)
Loan commitments	(23,694,433)	(9,174,170)
Total loans and other financing	484,274,548	490,737,546

Note 42.2 to the Condensed consolidated interim financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of June 30, 2022 and December 31, 2021, the Bank holds the loan commitments booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	06.30.22	12.31.21

Guarantees granted	16,498,904	1,162,866
Secured loans	4,124,109	3,192,364
Overdrafts and receivables agreed not used	2,249,692	1,554,492
Liabilities related to foreign trade transactions	821,728	3,264,448

TOTAL	23,694,433	9,174,170

--91--

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Bank's credit risks policy.

10.	Other debt securities

a) Financial assets measured at amortized cost

	06.30.22	12.31.21

Argentine Treasury Bond in pesos at 43.25% fixed rate. Maturity May 2027	30,846,757	-
Argentine Treasury Bond in pesos at 22% fixed rate. Maturity May 2022	-	30,723,359

TOTAL	30,846,757	30,723,359

b) Financial assets measured at fair value through OCI

	06.30.22	12.31.21

BCRA Liquidity Bills	262,070,180	146,626,620
Government securities	84,076,476	72,667,277
BCRA Liquidity Notes	48,405,480	-
Private securities - Corporate bonds	2,204,454	1,851,010

TOTAL	396,756,590	221,144,907

11.	Financial assets pledged as collateral

As of June 30, 2022 and December 31, 2021, the Bank pledged as collateral the following financial assets:

		06.30.22	12.31.21

Guarantee trust - Government securities at fair value through OCI	(2)	8,228,802	6,282,684
BCRA - Special guarantee accounts (Note 42.1)	(1)	6,651,878	9,935,937
Deposits as collateral	(3)	5,418,224	5,555,693
Guarantee trust - USD	(4)	5,225,153	5,837,791

TOTAL		25,524,057	27,612,105

(1)        Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.

(2)        Set up as collateral to operate with Rosario Futuros Exchange (ROFEX), Bolsas y Mercados Argentinos S.A. (BYMA) and Mercado Abierto Electrónico S.A. (MAE) on foreign currency forward transactions and futures contracts. The trust fund consists of government securities.

(3)        Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and futures contracts.

(4)        The trust is composed of dollars in cash as security for activities related to the transactions of MAE and BYMA.

12.	Income Tax:

a)	Current income tax assets

Breakdown is as follows:

	06.30.22	12.31.21

Income tax assets	775,666	3,068,847

	775,666	3,068,847

--92--

b)	Current income tax liabilities

There is no balance for this item.

c)	Income tax

Breakdown of income tax benefit:

	06.30.22	06.30.21	Quarter from 04.01.22 to 06.30.22	Quarter from 04.01.21 to 06.30.21

Current tax	26,933	10,595,787	63,260	6,131,394
Deferred tax	5,972,927	(4,747,374)	7,689,482	(1,346,304)

	5,999,860	5,848,413	7,752,742	4,785,090

The income tax benefit for the period ended June 30, 2022 includes the effect of the claim filed before AFIP, as stated under “Inflation adjustment for tax purposes. Fiscal year 2021” in Note 11.c) to the consolidated condensed interim financial statements.

In addition, the income tax benefit for the period ended June 30, 2022 includes the impact of the calculation of the inflation adjustment for tax purposes and the reversal of the provision required by the BCRA, as mentioned in the section “Income tax– Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018” of Note 11.c) to the consolidated condensed interim financial statements

The policy on the recognition of income tax for interim period is described in Note 11.c) to the consolidated condensed interim financial statements.

13.	Investments in equity instruments

Investments in equity instruments for which the Bank has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income. Breakdown is as follows:

13.1 Investments in equity instruments through profit or loss

	06.30.22	12.31.21

Private securities - Shares of other non-controlled companies	488,695	523,248
Prisma Medios de Pago S.A. (Note 12 to the consolidated financial statements)	-	2,446,623

TOTAL	488,695	2,969,871

--93--

13.2 Investments in equity instruments through other comprehensive income

	06.30.22	12.31.21

Banco Latinoaméricano de Exportaciones S.A.	33,600	47,045
Other	1,812	2,082

TOTAL	35,412	49,127

14.	Investments in subsidiaries and associates

The Bank has investments in the following entities over which it has a control or significant influence which are measured by applying the equity method:

	06.30.22	12.31.21

Volkswagen Financial Services Compañía Financiera S.A.	2,699,886	2,852,926
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	1,545,785	2,405,169
PSA Finance Arg. Cía. Financiera S.A.	1,479,922	1,601,657
BBVA Seguros Argentina S.A.	873,897	926,266
Rombo Compañía Financiera S.A.	819,575	1,076,056
Interbanking S.A.	575,937	435,460
Play Digital S.A.	175,092	155,282
Openpay Argentina S.A.	169,474	199,715
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	14,989	26,848

TOTAL	8,354,557	9,679,379

15.	Property and equipment

	06.30.22	12.31.21

Real estate	51,099,321	50,610,974
Furniture and facilities	8,760,395	9,503,954
Right of use of leased real estate	4,445,359	4,673,558
Machinery and equipment	2,337,195	2,842,669
Constructions in progress	1,900,271	1,527,399
Vehicles	108,862	112,490

TOTAL	68,651,403	69,271,044

The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss are stated in Note 25 to these separate condensed interim financial statements.

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its real estate, the carrying amount of the two pieces of real estate exceeds their recoverable value. Therefore, such amount should be written down to the recoverable value.

The impairment loss of assets recorded under the item “Property and equipment” is reported below:

--94--

Item	Impairment
	06.30.22	12.31.21

Real Estate - Lavallol	(10,135)	(10,135)
Real Estate - Monte Grande	(41,186)	(41,186)

TOTAL	(51,321)	(51,321)

16.	Intangible assets

	06.30.22	12.31.21

Licenses - Software	5,827,736	4,965,499

TOTAL	5,827,736	4,965,499

17.	Other non-financial assets

Breakdown is as follows:

	06.30.22	12.31.21

Investment properties	11,383,582	3,812,197
Prepayments	3,608,942	4,396,264
Tax advances	1,280,221	1,194,250
Advances to suppliers of goods	668,781	689,368
Other miscellaneous assets	159,743	250,470
Assets acquired as security for loans	12,909	14,488
Advances to personnel	5,058	992,234
Other	96,295	167,526

TOTAL	17,215,531	11,516,797

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

18.	Non-current assets held for sale

It includes pieces of real estate assets in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term.

	06.30.22	12.31.21

Property and equipment held for sale	411,326	411,326

TOTAL	411,326	411,326

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its property, the carrying amount of one piece of real estate exceeds its recoverable value. Therefore, such amount should be written down to the recoverable value.

Furthermore, after fiscal period end, the sale of “Fundación BBVA” real property took place, which was classified under this item. (See Note 52 to the consolidated condensed interim financial statements).

--95--

The loss impairment for non-current assets held for sale is reported below:

Item	Impairment
	06.30.22	12.31.21

Real property held for sale - Fisherton	(52,996)	(52,996)

TOTAL	(52,996)	(52,996)

19.	Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	06.30.22	12.31.21

Non-financial government sector	14,543,342	18,073,462
Financial sector	593,265	515,190
Non-financial private sector and residents abroad	957,925,178	944,255,574
Savings accounts	348,778,933	388,357,062
Time deposits	270,261,563	233,499,286
Checking accounts	237,889,853	232,040,557
Investment accounts	93,401,085	81,515,114
Other	7,593,744	8,843,555

TOTAL	973,061,785	962,844,226

20.	Liabilities at fair value through profit or loss

No transactions were accounted for the period/year ended June 30, 2022 and December 31, 2021.

21.	Other financial liabilities

	06.30.22	12.31.21

Obligations from financing of purchases	55,942,051	62,221,065
Collections and other transactions on behalf of third parties	8,170,322	7,107,261
Payment orders pending credit	4,255,048	3,086,009
Liabilities for leases (Note 25)	3,290,620	3,969,334
Receivables from spot purchases pending settlement	1,913,664	1,944,966
Credit balance for spot sales pending settlement	262,476	8,398
Commissions accrued payable	56,004	47,924
Other	4,628,032	4,186,346

TOTAL	78,518,217	82,571,303

22.	Financing received from the BCRA and other financial institutions

	06.30.22	12.31.21

Local financial institutions	1,551,049	2,158,700
BCRA	55,767	61,990
Foreign financial institutions	8,456	-

TOTAL	1,615,272	2,220,690

--96--

23.	Corporate bonds issued

No transactions were accounted for in the period/year ended June 30, 2022 and December 31, 2021.

24.	Other non-financial liabilities

	06.30.22	12.31.21

Cash dividends payable (1)	28,000,000	38,122,560
Miscellaneous creditors	19,924,032	17,783,245
Other collections and withholdings	12,002,019	11,654,312
Advances collected	11,212,429	11,108,220
Short-term personnel benefits	10,865,530	11,888,826
Other taxes payable	3,797,013	3,203,778
Social security payment orders pending settlement	1,256,384	109,803
Long-term personnel benefits	1,225,212	754,533
For contract liabilities	402,979	501,517
Other	38,081	83,487

TOTAL	88,723,679	95,210,281

(1)	See Note 43 to the consolidated financial statements.

25.	Leases

The Bank as lessee

Below is a detail of the amounts related to rights of use of leased assets and lease liabilities in force as of June 30, 2022 and December 31, 2021:

Rights of use under leases

	Initial			Depreciation			Residual
	value as of			Accumulated		For the	value as of
Account	01.01.22	Increases	Decreases	as of 01.01.22	Decreases	period (1)	06.30.22

Leased real property	8,934,198	582,959	214,964	4,260,640	126,690	722,884	4,445,359

(1) See note 37

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	06.30.22	12.31.21

Up to one year	182,162	9,951	192,113	300,873

From 1 to 5 years	2,119,495	330,055	2,449,550	2,764,224

More than 5 years	639,633	9,324	648,957	904,237

			3,290,620	3,969,334

--97--

Interest and exchange rate difference recognized in profit or loss

	06.30.22	06.30.21

Other operating expenses
Interest on liabilities from finance lease (Note 38)	(233,170)	(329,959)

Exchange rate difference
Exchange rate difference for finance lease (loss)	(1,993,714)	(1,889,016)

Other expenses
Leases (Note 36)	(4,013,611)	(2,437,014)

26.	Share Capital

Share capital information is disclosed in Note 26 to the Condensed consolidated interim financial statements.

27.	Interest income

	06.30.22	06.30.21	Quarter from 04.01.22 to 06.30.22	Quarter from 04.01.21 to 06.30.21

Interest on government securities	70,229,739	35,833,031	41,860,855	18,061,533
Stabilization Coefficient (CER) clause adjustment	23,298,290	12,310,342	15,571,895	6,732,207
Interest on credit card loans	18,962,112	17,229,782	9,503,131	7,569,628
Interest on instruments	10,772,806	9,718,700	5,450,054	4,738,723
Interest on consumer loans	10,525,473	9,575,730	5,365,053	4,883,550
Premiums on reverse repurchase agreements	9,867,688	17,601,381	1,175,760	11,928,584
Acquisition Value Unit (UVA) clause adjustment	9,755,451	10,641,288	5,766,350	5,410,469
Interest on other loans	8,512,940	7,522,929	4,560,320	3,495,759
Interest on overdrafts	6,940,574	5,796,380	4,147,443	2,546,048
Interest on loans to the financial sector	2,617,560	2,259,650	1,313,011	1,203,223
Interest on mortgage loans	935,679	1,188,958	440,507	613,212
Interest on pledge loans	779,560	1,088,596	448,391	535,731
Interest on finance leases	441,516	535,013	199,666	271,378
Interest on loans for the prefinancing and financing of exports	285,376	756,535	133,924	396,624
Interest on private securities	235,282	86,317	123,652	43,675
Other	191,146	2,709	94,746	7

TOTAL	174,351,192	132,147,341	96,154,758	68,430,351

--98--

28.	Interest expenses

	06.30.22	06.30.21	Quarter from 04.01.22 to 06.30.22	Quarter from 04.01.21 to 06.30.21

Time deposits	56,651,397	44,727,080	31,266,872	23,217,874
Checking accounts deposits	13,468,349	8,036,307	7,360,630	4,707,225
Acquisition Value Unit (UVA) clause adjustments	6,644,623	2,999,402	4,659,570	1,973,483
Savings accounts deposits	472,290	370,613	288,308	195,568
Interfinancial loans received	127,418	95,294	46,240	36,132
Other liabilities from financial transactions	81,263	329,921	33,376	198,423
Premiums on reverse repurchase transactions	1,808	28	-	28
Other	1,138	5,635	854	5,246

TOTAL	77,448,286	56,564,280	43,655,850	30,333,979

29.	Commission income

	06.30.22	06.30.21	Quarter from 04.01.22 to 06.30.22	Quarter from 04.01.21 to 06.30.21

From credit cards	12,620,351	13,585,609	6,256,655	7,581,428
Linked to liabilities	11,856,543	11,128,954	5,605,186	5,544,995
From insurance	1,269,214	1,389,609	612,091	688,167
From foreign trade and foreign currency transactions	1,233,518	1,433,581	632,067	732,330
Linked to securities	303,737	348,086	148,979	178,537
Linked to loans	295,518	350,727	130,867	184,255
From guarantees granted	1,191	6,941	635	3,808

TOTAL	27,580,072	28,243,507	13,386,480	14,913,520

30.	Commission expenses

	06.30.22	06.30.21	Quarter from 04.01.22 to 06.30.22	Quarter from 04.01.21 to 06.30.21

For credit and debit cards	8,522,480	12,009,235	2,650,846	5,508,296
For payment of salaries	746,350	671,637	341,512	337,792
For data processing	542,660	14,181	275,906	6,489
For new channels	368,076	397,719	215,410	217,084
For foreign trade transactions	267,499	270,558	134,160	125,666
For advertising campaigns	34,950	-	(6,503)	-
For digital sales services	11,442	435,467	5,380	151,596
For promotions	-	71,358	-	17,165
Linked to transactions with securities	5,532	10,664	2,738	2,626
Other commission expenses	900,620	618,753	415,231	313,024
			-	-
TOTAL	11,399,609	14,499,572	4,034,680	6,679,738

--99--

31.	Net income / (loss) from financial instruments carried at fair value through profit or loss

	06.30.22	06.30.21	Quarter from 04.01.22 to 06.30.22		Quarter from 04.01.21 to 06.30.21

Income from sale or write-off of financial assets (1)	3,067,503	-	-		-
Income from government securities	1,938,823	2,096,431	1,123,035		995,571
Income from foreign currency forward transactions	782,012	3,293,220	21,198		1,121,291
Income from corporate bonds	13,300	5,405	12,342		880
Income/(loss) from interest rate swaps	(902)	52,566	-		52,566
Loss from private securities	(130,367)	(952,884)	(60,640)		(342,743)
Other	(3,705)	-	1		-

TOTAL	5,666,664	4,494,738	1,095,936	-	1,827,565

(1) Corresponds to the sale of 49% of Prisma Medios de Pago S.A.’s capital stock. On March 18, 2022, the transfer of all the remaining shareholding of the Bank in such company was consummated.

32.	Net income / (loss) from derecognition of assets carried at amortized cost and at fair value through other comprehensive income

	06.30.22	06.30.21	Quarter from 04.01.22 to 06.30.22	Quarter from 04.01.21 to 06.30.21

Income/(Loss) from sale of government securities	527,492	(86,840)	567,662	(26,797)
(Loss) from sale of private securities	(430)	-	(430)	-

TOTAL	527,062	(86,840)	567,232	(26,797)

33.	Foreign exchange and gold gains (losses)

	06.30.22	06.30.21	Quarter from 04.01.22 to 06.30.22	Quarter from 04.01.21 to 06.30.21

Income from purchase-sale of foreign currency	4,660,326	4,329,927	2,177,763	2,041,132
Conversion of foreign currency assets and liabilities into pesos	(1,089,277)	(762,893)	(618,515)	(101,020)

TOTAL	3,571,049	3,567,034	1,559,248	1,940,112

34.	Other operating income

	06.30.22	06.30.21	Quarter from 04.01.22 to 06.30.22	Quarter from 04.01.21 to 06.30.21

Adjustments and interest on miscellaneous receivables	2,123,303	1,927,508	1,229,442	877,929
Rental of safe deposit boxes	1,117,273	1,082,314	512,822	563,389
Income from asset sale in equity instruments (1)	1,059,261	-	74,312	-
Loans recovered	963,975	1,052,187	501,454	637,395
Debit and credit card commissions	582,950	391,739	283,876	190,011
Fees expenses recovered	296,512	273,386	138,103	138,623
Rent	197,301	-	141,757	-
Punitive interest	129,310	153,384	67,671	96,842
Commission from syndicated transactions	115,418	47,837	31,744	25,289
Allowances reversed	61,254	230,254	42,264	113,015
Income from initial recognition of government securities	-	20,824	-	(1)
Other operating income	598,533	726,374	263,768	387,067

TOTAL	7,245,090	5,905,807	3,287,213	3,029,559

(1) Corresponds to the sale of 49% of Prisma Medios de Pago S.A.’s capital stock. On March 18, 2022 the transfer of all the remaining shareholding of the Bank in such company was consummated.

--100--

35.	Personnel benefits

	06.30.22	06.30.21	Quarter from 04.01.22 to 06.30.22	Quarter from 04.01.21 to 06.30.21

Salaries	13,167,135	12,889,666	6,841,637	6,283,112
Other short-term personnel benefits	4,632,979	3,099,740	2,856,645	1,489,720
Social security withholdings and collections	3,922,090	3,615,014	2,090,130	1,774,398
Personnel compensation and bonuses	686,847	411,553	354,858	227,789
Personnel services	368,276	358,912	213,342	169,164
Termination personnel benefits (Exhibit J)	77,641	67,372	77,641	67,372
Other long-term personnel benefits	48,517	193,796	48,517	193,796

TOTAL	22,903,485	20,636,053	12,482,770	10,205,351

36.	Administrative expenses

	06.30.22	06.30.21	Quarter from 04.01.22 to 06.30.22	Quarter from 04.01.21 to 06.30.21

Taxes	4,781,385	4,363,709	2,343,383	2,135,324
Rent (Note 25)	4,013,611	2,437,014	2,185,766	1,191,779
Armored transportation services	2,758,939	2,739,711	1,327,033	1,350,017
Maintenance and repair costs	2,259,416	2,268,850	1,122,572	1,143,747
IT	1,718,215	338,671	1,307,571	161,839
Contracted administrative services	1,618,970	1,379,955	845,447	726,079
Advertising	1,187,782	705,299	594,849	343,507
Electricity and communications	879,031	976,752	419,258	492,607
Documents distribution	867,953	618,136	456,523	331,207
Other fees	679,281	718,061	332,578	371,858
Security services	648,510	676,582	319,129	325,359
Trade reports	414,578	526,383	204,596	302,386
Insurance	233,377	247,363	107,812	127,850
Representation and travel expenses	116,750	130,319	69,387	59,367
Stationery and supplies	29,415	42,678	(939)	10,827
Fees to Bank Directors and Supervisory Committee	36,439	35,115	24,208	19,945
Other administrative expenses	802,989	732,099	400,251	352,852

TOTAL	23,046,641	18,936,697	12,059,424	9,446,550

37.	Depreciation and amortization

	06.30.22	06.30.21	Quarter from 04.01.22 to 06.30.22	Quarter from 04.01.21 to 06.30.21

Depreciation of property and equipment	2,649,162	2,899,883	1,279,449	1,439,009
Amortization of rights of use of leased real property	722,884	795,284	290,568	410,116
Amortization of intangible assets	162,822	132,473	80,197	66,237
Depreciation of other assets	74,228	36,680	56,301	18,558

TOTAL	3,609,096	3,864,320	1,706,515	1,933,920

38.	Other operating expenses

--101--

	06.30.22	06.30.21	Quarter from 04.01.22 to 06.30.22	Quarter from 04.01.21 to 06.30.21

Turnover tax	11,847,798	10,711,038	5,949,325	5,505,646
Initial recognition of loans	1,462,170	1,234,268	879,519	703,360
Reorganization expenses (Exhibit J)	1,331,334	938,032	1,161,182	462,775
Other allowances (Exhibit J)	1,208,069	1,272,427	490,218	795,978
Contribution to the Deposit Guarantee Fund	732,810	744,630	362,997	371,849
Claims	544,569	99,587	206,151	48,103
Interest on liabilities from leases (Note 25)	233,170	329,959	108,585	168,237
Other operating expenses	1,112,225	1,334,326	613,760	560,732

TOTAL	18,472,145	16,664,267	9,771,737	8,616,680

39.	Related parties

See Note 41 to the Condensed Consolidated Interim Financial Statements.

40.	Restrictions to the distribution of earnings

See Note 43 to the condensed consolidated interim financial statements as regards restrictions to the distribution of earnings.

41.	Restricted assets

As of June 30, 2022 and December 31, 2021, the Bank has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).
	06.30.22	12.31.21

Argentine Treasury Bond adjusted by CER. Maturity 2023	24,896	32,136
Argentine Treasury Bond adjusted by CER. Maturity 2024	25,984	151,129

Total	50,880	183,265

b)	Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures, court proceedings and leases in the amount of 25,524,057 and 27,612,105 as of June 30, 2022 and December 31, 2021, respectively (see Note 11 to these separate condensed interim financial statements).
42.	Minimum cash and minimum capital requirements

42.1 Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

--102--

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Items	06.30.22	12.31.21

Balances at the BCRA

BCRA - current account - not restricted	95,590,017	193,144,966

BCRA – special guarantee accounts – restricted (Note 11)	6,651,878	9,935,937
BCRA – special guarantee accounts – restricted (Note 10)	6,651,878	9,935,937

BCRA – social security special accounts – restricted	817,593	-

	103,059,488	203,080,903

Argentine Treasury Bond in pesos. Maturity 05-23-2027	30,846,757	-
Argentine Treasury Bond in pesos at 22% fixed rate. Maturity 2022	-	30,723,359
Liquidity Bills - BCRA	249,198,718	146,626,620

TOTAL	383,104,963	380,430,882

42.2 Minimum capital requirements

The regulatory breakdown of minimum capital requirements is as follows at the above-mentioned dates:

Minimum capital requirement	06.30.2022	06.30.2021

Credit risk	47,364,902	50,226,862
Operational risk	18,383,385	16,744,448
Market risk	570,112	928,293

Paid-in	181,085,184	188,004,518
Surplus	114,766,785	120,104,915

43.	Accounting principles – Explanation added for translations into English

These condensed separate interim financial statements are presented in accordance with the financial reporting framework set forth by the BCRA, as mentioned in note 2. These accounting standards may not conform to accounting principles generally accepted in other countries.

--103--

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos constant currency - Note 2.1.5 to the Consolidated Condensed Interim Financial Statements)

		HOLDING				POSITION
		Fair	Fair	Book	Book	Position with
Account	Identification	value	value	value	value	no options	Options	Final position
			level	06.30.22	12.31.21

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Government securities - In pesos

Argentine Treasury Bond adjusted by 2% CER (Boncer) Tx26 in pesos. Maturity 11-9-2026	5925	1,394,133	1	1,394,133	-	1,394,133	-	1,394,133
Argentine Treasury Bond adjusted by 1.55% CER in pesos. Maturity 07-26-2024	5405	1,146,388	1	1,146,388	-	1,146,388	-	1,146,388
Argentine Treasury Bond adjusted by 2.25% CER (Boncer) TX28 in pesos. Maturity 11-9-2028	5926	236,662	1	236,662	-	236,662	-	236,662
Discount Treasury Bill in pesos, maturity 09-30-2022	9117	8,658	1	8,658	-	8,658	-	8,658
Discount Treasury Bill in pesos, maturity 08-31-2022	9110	224	1	224	-	224	-	224
Discount Treasury Bill in pesos, maturity 01-03-2022	5938	-	1	-	1,080,346	-	-	-
Discount Treasury Bill in pesos, maturity 01-31-2022	5917	-	1	-	820,533	-	-	-

Subtotal Government Securities - In pesos		2,786,065		2,786,065	1,900,879	2,786,065	-	2,786,065

Government Securities - In foreign currency

Argentine Bond in USD STEP UP GD35. Maturity 07-09-2035	81088/94728	1,225,500	1	1,225,500	-	1,225,500	-	1,225,500
Argentine Bond in USD STEP UP GD30. Maturity 07-09-2030	81086/94727	1,180	1	1,180	-	1,180	-	1,180

Subtotal Government Securities - In foreign currency		1,226,680		1,226,680	-	1,226,680	-	1,226,680

BCRA Bills

BCRA Liquidity Bills in pesos. Maturity 07-26-2022	13851	8,366,459	2	8,366,459	-	8,366,459	-	8,366,459
BCRA Liquidity Bills in pesos. Maturity 07-19-2022	13849	4,869,033	2	4,869,033	-	4,869,033	-	4,869,033
BCRA Liquidity Bills in pesos. Maturity 07-28-2022	13852	2,884,919	2	2,884,919	-	2,884,919	-	2,884,919

Subtotal BCRA Bills		16,120,411		16,120,411	-	16,120,411	-	16,120,411

Private Securities

Corporate Bond Rombo Cia Financiera S.A. Class 42	53238	-	2	-	1,062	-	-	-

Subtotal Private Securities		-		-	1,062	-	-	-

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		20,133,156		20,133,156	1,901,941	20,133,156	-	20,133,156

--104--

EXHIBIT A
(Continued)
BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos constant currency - Note 2.1.5 to the Consolidated Condensed Interim Financial Statements)

		HOLDING				POSITION
		Fair	Fair	Book	Book	Position with
Account	Identification	value	value	value	value	no options	Options	Final position
			level	06.30.22	12.31.21

OTHER DEBT SECURITIES

MEASURED AT FAIR VALUE THROUGH OCI
Local:
Government securities - In pesos

Treasury Bonds adjusted by 1.45% CER in pesos. Maturity 08-13-2023	5497	15,984,317	1	15,984,317	1,814,057	15,984,317	-	15,984,317
Treasury Bonds adjusted by 1.50% CER in pesos. Maturity 03-25-2024	5493	13,345,487	1	13,345,487	17,336,604	13,345,487	-	13,345,487
Treasury Bills adjusted by CER. Maturity 05-19-2023	9127	10,959,524	1	10,959,524	-	10,959,524	-	10,959,524
Treasury Bonds adjusted by 1.40% CER in pesos. Maturity 03-25-2023	5492/81012	10,064,273	1	10,064,273	13,230,853	10,064,273	-	10,064,273
Treasury Bonds adjusted by 1.30% CER in pesos. Maturity 09-20-2022	5495	9,603,102	1	9,603,102	14,716,851	9,603,102	-	9,603,102
Argentine Treasury Bonds adjusted by 1.55% CER in pesos. Maturity 07-26-2024	5405	9,596,491	1	9,596,491	-	9,596,491	-	9,596,491
Treasury Bills adjusted by CER. Maturity 02-17-2023	9111	7,650,431	1	7,650,431	-	7,650,431	-	7,650,431
Treasury Bills adjusted by CER. Maturity 12-16-2022	5949	2,678,677	1	2,678,677	706,629	2,678,677	-	2,678,677
Treasury Bills adjusted by CER. Maturity 10-21-2022	5969	1,311,000	1	1,311,000	1,347,905	1,311,000	-	1,311,000
Argentine Bond adjusted by 2% CER in pesos Tx26 (Boncer). Maturity 11-9-2026	5925	1,028,924	1	1,028,924	-	1,028,924	-	1,028,924
Treasury Bills adjusted by CER. Maturity 02-22-2022	5500	-	1	-	8,580,190	-	-	-
Treasury Bonds adjusted by 1.20% CER in pesos. Maturity 03-18-2022	5491/81034	-	1	-	5,753,318	-	-	-
Treasury Bills adjusted by CER. Maturity 05-23-2022	5936	-	1	-	3,471,876	-	-	-
Treasury Bills adjusted by CER. Maturity 04-18-2022	5934	-	1	-	1,861,525	-	-	-
Treasury Bills adjusted by CER. Maturity 06-30-2022	5940	-	1	-	1,644,035	-	-	-

Subtotal Government Securities - In pesos		82,222,226		82,222,226	70,463,843	82,222,226	-	82,222,226

Government Securities - In foreign currency

Dollar-linked Argentine Treasury Bonds. Maturity 11-30-2022	5937	1,253,500	1	1,253,500	1,471,804	1,253,500	-	1,253,500
Dollar-linked Argentine Treasury Bonds. Maturity 04-28-2023	5928	600,750	1	600,750	731,630	600,750	-	600,750

Subtotal Government Securities - In foreign currency		1,854,250		1,854,250	2,203,434	1,854,250	-	1,854,250

BCRA Bills

BCRA Liquidity Bills in pesos. Maturity 07-28-2022	13852	78,780,591	2	78,780,591	-	78,780,591	-	78,780,591
BCRA Liquidity Bills in pesos. Maturity 07-05-2022	13845	74,477,960	2	74,477,960	-	74,477,960	-	74,477,960
BCRA Liquidity Bills in pesos. Maturity 07-07-2022	13846	40,601,021	2	40,601,021	-	40,601,021	-	40,601,021
BCRA Liquidity Bills in pesos. Maturity 07-27-2022	13794	28,991,873	2	28,991,873	-	28,991,873	-	28,991,873
BCRA Liquidity Bills in pesos. Maturity 07-14-2022	13848	19,612,647	2	19,612,647	-	19,612,647	-	19,612,647
BCRA Liquidity Bills in pesos. Maturity 07-12-2022	13847	14,750,640	2	14,750,640	-	14,750,640	-	14,750,640
BCRA Liquidity Bills in pesos. Maturity 07-21-2022	13850	4,855,448	2	4,855,448	-	4,855,448	-	4,855,448
BCRA Liquidity Bills in pesos. Maturity 01-25-2022	13778	-	2	-	33,140,486	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-18-2022	13776	-	2	-	26,704,604	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-11-2022	13774	-	2	-	16,138,276	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-13-2022	13775	-	2	-	15,702,558	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-27-2022	13779	-	2	-	14,552,505	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-04-2022	13772	-	2	-	13,545,519	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-06-2022	13773		2	-	13,517,746	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-20-2022	13777	-	2	-	13,324,926	-	-	-

Subtotal BCRA Bills		262,070,180		262,070,180	146,626,620	262,070,180	-	262,070,180

BCRA Notes - In pesos

BCRA Notes (Nobacs) in pesos, variable rate. Maturity 08-24-2022	21110	26,990,500	2	26,990,500	-	26,990,500	-	26,990,500
BCRA Notes (Nobacs) in pesos, variable rate. Maturity 10-26-2022	21119	10,816,410	2	10,816,410	-	10,816,410	-	10,816,410
BCRA Notes (Nobacs) in pesos, variable rate. Maturity 11-09-2022	21121	10,598,570	2	10,598,570	-	10,598,570	-	10,598,570

Subtotal BCRA Notes in pesos		48,405,480		48,405,480	-	48,405,480	-	48,405,480

Private Securities - In pesos

Corporate Bond Arcor Class 17 adjusted by UVA. Maturity 10-20-2025	55692	455,949	3	455,949	406,772	455,949	-	455,949
Corporate Bond New San Class 10 in pesos. Maturity 12-20-2022	55856	196,898	3	196,898	262,913	196,898	-	196,898
Corporate Bond Refi Pampa Class 2 adjusted by UVA.Maturity 05-06-2025	56123	22,941	3	22,941	-	22,941	-	22,941
Corporate Bond Petroquimica Rivadavia Class G at variable rate.Maturity 05-31-2022	55388	-	3	-	105,772	-	-	-
Corporate Bond Ledesma Class 10. Maturity 05-27-2022	55500	-	3	-	353,389	-	-	-

Subtotal Private Securities in pesos		675,788		675,788	1,128,846	675,788	-	675,788

Private Securities - In foreign currency

Corporate Bond Vista Energy Class 13 in USD. Maturity 08-08-2024	56207	874,035	3	874,035	-	874,035	-	874,035
Corporate Bond Pcr Class H in USD	55849	206,393	1	206,393	215,493	206,393	-	206,393
Dollar-linked Corporate Bond Molinos Agro. Maturity 05-18-2023	55364	200,308	3	200,308	217,874	200,308	-	200,308
Corporate Bond Vista Oil Y Gas. Maturity 08-27-2025	55584	127,241	3	127,241	148,338	127,241	-	127,241
Corporate Bond Luz De Tres Picos in USD. Maturity 10-28-2024	55710	120,689	2	120,689	140,459	120,689	-	120,689

Subtotal Private Securities in foreign currency		1,528,666		1,528,666	722,164	1,528,666	-	1,528,666

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH OCI		396,756,590		396,756,590	221,144,907	396,756,590	-	396,756,590

--105--

EXHIBIT A
(Continued)
BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos constant currency - Note 2.1.5 to the Consolidated Condensed Interim Financial Statements)

		HOLDING				POSITION
		Fair	Fair	Book	Book	Position with
Account	Identification	value	value	value	value	no options	Options	Final position
			level	06.30.22	12.31.21

OTHER DEBT SECURITIES (Continued)

MEASURED AT AMORTIZED COST
Government Securities - In pesos

Argentine Treasury Bonds in pesos. Maturity 05-23-2027	9132	30,846,757	2	30,846,757	-	30,846,757	-	30,846,757
Argentine Treasury Bond in pesos, 22% fixed rate. Maturity May 2022	5496	-	2	-	30,723,359	-	-	-

Subtotal Government Securities - In pesos		30,846,757		30,846,757	30,723,359	30,846,757	-	30,846,757

TOTAL DEBT SECURITIES AT AMORTIZED COST		30,846,757		30,846,757	30,723,359	30,846,757	-	30,846,757

TOTAL OTHER DEBT SECURITIES		427,603,347		427,603,347	251,868,266	427,603,347	-	427,603,347

EQUITY INSTRUMENTS

Local:
Private Securities - In pesos

BYMA - Bolsas y Mercados Argentina Share		311,375	1	311,375	353,995	311,375	-	311,375
Mercado de Valores de Bs. As. Share		177,320	1	177,320	169,253	177,320	-	177,320
Other		239	2	239	325	239	-	239
Prisma Medios de Pago S.A.		-	3	-	2,446,623	-	-	-

Foreign:
Private Securities - In foreign currency

Other		35,173	2	35,173	48,802	35,173	-	35,173

TOTAL EQUITY INSTRUMENTS		524,107		524,107	3,018,998	524,107	-	524,107

--106--

		EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL
PERFORMANCE AND GUARANTEES RECEIVED
AS OF JUNE 30, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos in constant currency - Note 2.1.5 to the Consolidated Condensed Interim Financial Statements)

	06.30.22	12.31.21

COMMERCIAL PORTFOLIO

Normal performance	178,238,048	150,006,391
Preferred collaterals and counter-guarantees "A"	4,825,577	7,282,739
Preferred collaterals and counter-guarantees "B"	739,161	843,131
No preferred collaterals and counter-guarantees	172,673,310	141,880,521

Troubled	695,805	717,904
No preferred collaterals and counter-guarantees	695,805	717,904

With high risk of insolvency	100,671	203,926
No preferred collaterals and counter-guarantees	100,671	203,926

Uncollectible	95,758	2,360,750
Preferred collaterals and counter-guarantees "B"	-	218,099
No preferred collaterals and counter-guarantees	95,758	2,142,651

TOTAL	179,130,282	153,288,971

--107--

		EXHIBIT B
		(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL
PERFORMANCE AND GUARANTEES RECEIVED
AS OF JUNE 30, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos in constant currency - Note 2.1.5 to the Consolidated Condensed Interim Financial Statements)

	06.30.22	12.31.21

CONSUMER AND HOUSING PORTFOLIO

Normal performance	334,546,948	354,728,036
Preferred collaterals and counter-guarantees "A"	100,096	149,438
Preferred collaterals and counter-guarantees "B"	31,789,068	35,903,582
No preferred collaterals and counter-guarantees	302,657,784	318,675,016

Low risk	3,410,953	3,320,583
Preferred collaterals and counter-guarantees "A"	727	3
Preferred collaterals and counter-guarantees "B"	308,949	221,974
No preferred collaterals and counter-guarantees	3,101,277	3,098,606

Low risk - with special follow-up	174,300	229,629
No preferred collaterals and counter-guarantees	174,300	229,629

Medium risk	2,448,026	2,747,257
Preferred collaterals and counter-guarantees "B"	43,880	119,453
No preferred collaterals and counter-guarantees	2,404,146	2,627,804

High risk	1,855,935	3,270,226
Preferred collaterals and counter-guarantees "A"	-	54
Preferred collaterals and counter-guarantees "B"	53,945	117,164
No preferred collaterals and counter-guarantees	1,801,990	3,153,008

Uncollectible	425,221	454,439
Preferred collaterals and counter-guarantees "A"	3,130	3,498
Preferred collaterals and counter-guarantees "B"	77,469	69,981
No preferred collaterals and counter-guarantees	344,622	380,960

TOTAL	342,861,383	364,750,170

TOTAL GENERAL	521,991,665	518,039,141

--108--

				EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING
AS OF JUNE 30, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos in constant currency - Note 2.1.5 to the Consolidated Condensed Interim Financial Statements)

	06.30.22		12.31.21
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	54,584,885	10.46%	44,744,293	8.64%
50 following largest customers	58,717,788	11.25%	54,910,004	10.60%
100 following largest customers	29,667,440	5.68%	30,222,013	5.83%
All other customers	379,021,552	72.61%	388,162,831	74.93%

TOTAL	521,991,665	100.00%	518,039,141	100.00%

--109--

								EXHIBIT D
BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING
AS OF JUNE 30, 2022
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos in constant currency - Note 2.1.5 to the Consolidated Condensed Interim Financial Statements) (1)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ITEM	due	month	months	months	months	months	24	TOTAL
							months

Non-financial government sector	-	2,569	-	-	-	-	-	2,569
BCRA	-	3,037	-	-	-	-	-	3,037
Financial sector	-	5,499,926	1,184,387	2,045,684	3,076,744	2,415,357	1,928,328	16,150,426
Non-financial private sector and
residents abroad	4,426,084	252,250,225	61,529,010	44,950,681	51,646,943	46,040,999	93,287,011	554,130,953

	4,426,084	257,755,757	62,713,397	46,996,365	54,723,687	48,456,356	95,215,339	570,286,985

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING
AS OF DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos constant currency - Note 2.1.5 to the Consolidated Condensed Interim Financial Statements) (1)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ITEM	due	month	months	months	months	months	24	TOTAL
							months

Non-financial government sector	-	1,008	-	-	-	-	-	1,008
Financial sector	-	4,237,628	4,976,253	2,329,351	4,419,558	2,184,387	3,423,994	21,571,171
Non-financial private sector and
residents abroad	8,260,581	244,650,814	59,932,007	54,619,165	54,284,372	44,705,248	81,044,874	547,497,061

TOTAL	8,260,581	248,889,450	64,908,260	56,948,516	58,703,930	46,889,635	84,468,868	569,069,240

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

--110--

				EXHIBIT H

DEPOSITS CONCENTRATION
AS OF JUNE 30, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos in constant currency - Note 2.1.5 to the Consolidated Condensed Interim Financial Statements)

	06.30.22		12.31.21
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	114,551,186	11.77%	103,347,314	10.73%

50 following largest customers	116,812,942	12.00%	105,963,779	11.01%

100 following largest customers	43,744,742	4.50%	46,755,749	4.86%

All other customers	697,952,915	71.73%	706,777,384	73.40%

TOTAL	973,061,785	100.00%	962,844,226	100.00%

--111--

							EXHIBIT I
BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS
AS OF JUNE 30, 2022
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos in constant currency - Note 2.1.5 to the Consolidated Condensed Interim Financial Statements) (1)

	Terms remaining to maturity

	1	3	6	12	24	more than
ITEMS	month	months	months	months	months	24 months	TOTAL

Deposits	824,394,456	80,915,237	94,489,018	749,306	39,232	-	1,000,587,249
Non-financial government sector	14,501,180	251,723	-	289	-	-	14,753,192
Financial sector	593,265	-	-	-	-	-	593,265
Non-financial private sector and residents abroad	809,300,011	80,663,514	94,489,018	749,017	39,232	-	985,240,792
Derivative instruments	146,973	-	-	-	-	-	146,973
Other financial liabilities	78,493,658	240,579	330,810	590,115	815,379	3,806,431	84,276,972
Financing received from the BCRA and other financial institutions	1,607,613	-	8,407	-	-	-	1,616,020

TOTAL	904,642,700	81,155,816	94,828,235	1,339,421	854,611	3,806,431	1,086,627,214

(1) These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS
AS OF DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos in constant currency - Note 2.1.5 to the Consolidated Condensed Interim Financial Statements) (1)

	Terms remaining to maturity

	1	3	6	12	24	more than
ITEMS	month	months	months	months	months	24 months	TOTAL

Deposits	860,352,914	47,421,201	73,820,034	617,572	33,714	614	982,246,049
Non-financial government sector	18,104,948	75,476	-	-	-	-	18,180,424
Financial sector	515,190	-	-	-	-	-	515,190
Non-financial private sector and residents abroad	841,732,776	47,345,725	73,820,034	617,572	33,714	614	963,550,435
Derivative instruments	427,810	-	-	-	-	-	427,810
Other financial liabilities	82,420,012	325,759	439,941	792,857	1,167,531	4,702,890	89,848,990
Financing received from the BCRA and other financial institutions	2,221,739	-	-	-	-	-	2,221,739

TOTAL	945,422,475	47,746,960	74,259,975	1,410,429	1,201,245	4,703,504	1,074,744,588

(1) These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

--112--

							EXHIBIT J

PROVISIONS
AS OF JUNE 30, 2022
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos in constant currency - Note 2.1.5 to the Consolidated Condensed Interim Financial Statements)

				Decreases
Accounts	Balances					Monetary gain (loss) generated by provisions	Balances
	at the beginning	Increases		Reversals	Uses		as of 06.30.22
	of the year

INCLUDED IN LIABILITIES

- Provisions for contingent commitments	1,162,265	163,530	(1)(4)	-	-	(327,314)	998,481

- For administrative, disciplinary and criminal penalties	6,808	-		-	-	(1,808)	5,000

- Provisions for reorganization	1,829,111	1,331,334	(3)	61,254	1,008,423	(376,905)	1,713,863

- Provisions for termination plans	358,371	77,641		-	-	(95,157)	340,855

- Other	4,166,382	1,045,891	(2)	-	249,260	(1,226,778)	3,736,235

TOTAL PROVISIONS	7,522,937	2,618,396		61,254	1,257,683	(2,027,962)	6,794,434

(1)	Set up in compliance with the provisions of Comunication "A" 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA.
(3)	See Note 23 to the Consolidated Financial Statements
(4)	It includes an increase of 1,352 for exchange differences in foreign currency for contingent commitments.

--113--

								EXHIBIT J

PROVISIONS
AS OF DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos in constant currency - Note 2.1.5 to the Consolidated Condensed Interim Financial Statements)

				Decreases
Accounts	Balances						Monetary gain (loss) generated by provisions	Balances
	at the beginning	Increases		Reversals		Uses		as of 12.31.21
	of the year

INCLUDED IN LIABILITIES

- Provisions for contingent commitments	2,804,377	966,276	(1)(5)	1,638,825	(1)	-	(969,563)	1,162,265

- For administrative, disciplinary and criminal penalties	10,275	-		-		-	(3,467)	6,808

- Provisions for reorganization	4,170,132	3,083,308	(4)	402,939		3,948,302	(1,073,088)	1,829,111

- Provisions for termination plans	291,714	176,543	(2)	-		-	(109,886)	358,371

- Other	16,184,824	1,920,646	(3)	9,145,233	(6)	835,987	(3,957,868)	4,166,382

TOTAL PROVISIONS	23,461,322	6,146,773		11,186,997		4,784,289	(6,113,872)	7,522,937

(1)	Set up in compliance with the provisions of Comunication "A" 6868 and supplementary regulations of the BCRA.
(2)	Set up to cover private healthcare services.
(3)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA.
(4)	See Note 23 to the Consolidated Financial Statements
(5)	It includes an increase of 19,758 for exchange differences in foreign currency for contingent commitments.
(6)	It includes 9,145,233 as tax provision reversals (see Note11.c) to the consolidated financial statements) recorded under Income Tax.

--114--

EXHIBIT L

BALANCES IN FOREIGN CURRENCY
AS OF JUNE 30, 2022 AND DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos in constant currency - Note 2.1.5 to the Consolidated Condensed Interim Financial Statements)

ACCOUNTS	TOTAL	AS OF 06.30.22 (per currency)				TOTAL
	AS OF					AS OF
ASSETS	06.30.22	Dollar	Euro	Real	Other	12.31.21

Cash and deposits in banks	158,955,110	151,658,601	7,060,854	39,401	196,254	203,969,441
Debt securities at fair value through profit or loss	1,226,680	1,226,680	-	-	-	-
Other financial assets	5,912,699	5,909,602	3,097	-	-	3,925,811
Loans and other financing	38,005,573	37,978,709	26,864	-	-	25,915,063
Non-financial government sector	1,529	1,529	-	-	-	18
Other financial institutions	497	497	-	-	-	229,200
Non-financial private sector and residents abroad	38,003,547	37,976,683	26,864	-	-	25,685,845
Other debt securities	3,382,916	3,382,916	-	-	-	2,925,597
Financial assets pledged as collateral	6,945,175	6,945,175	-	-	-	7,657,759
Investments in Equity Instruments	35,173	35,173	-	-	-	48,802

TOTAL ASSETS	214,463,326	207,136,856	7,090,815	39,401	196,254	244,442,473

	TOTAL	AS OF 06.30.22 (per currency)				TOTAL
	AS OF					AS OF
LIABILITIES	06.30.22	Dollar	Euro	Real	Other	12.31.21

Deposits	195,000,587	191,529,028	3,471,559	-	-	226,389,995
Non-financial government sector	6,501,159	6,481,161	19,998	-	-	4,373,603
Financial sector	52,510	51,494	1,016	-	-	47,535
Non-financial private sector and residents abroad	188,446,918	184,996,373	3,450,545	-	-	221,968,857
Other financial liabilities	15,345,022	13,797,423	1,530,934	-	16,665	13,989,015
Financing received from the BCRA and other financial institutions	512,991	512,991	-	-	-	692,675
Other non-financial liabilities	5,790,757	3,164,148	2,626,609	-	-	5,616,358

TOTAL LIABILITIES	216,649,357	209,003,590	7,629,102	-	16,665	246,688,043

--115--

EXHIBIT O

DERIVATIVES
AS OF JUNE 30, 2022
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos constant currency - Note 2.1.5 to the Consolidated Condensed Interim Financial Statements)

Type of Contract	Purpose of the Transactions	Underlying Assets	Type of Settlement	Scope of Negotiation or Counterparty	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term of Differences Settlement	Amount

REPO TRANSACTIONS	Financial transactions own account	Other	Upon maturity of differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	1	1	1	128,552,540

FUTURES	Financial transactions own account	Foreign Currency	Daily differences	ROFEX	3	2	1	147,072,382

FUTURES	Financial transactions own account	Foreign Currency	Upon maturity of differences	RESIDENTS IN THE COUNTRY NON-FINANCIAL SECTOR	2	1	60	129,635,600

DERIVATIVES
AS OF DECEMBER 31, 2021
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos in constant currency - Note 2.1.5 to the Consolidated Condensed Interim Financial Statements)

Type of Contract	Purpose of the Transactions	Underlying Assets	Type of Settlement	Scope of Negotiation or Counterparty	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term of Differences Settlement	Amount

SWAPS	Financial transactions own account	-	Upon maturity of differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	11	2	19	245,074

REPO TRANSACTIONS	Financial transactions own account	Other	Upon maturity of differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	1	1	7	209,170,491

FUTURES	Financial transactions own account	Foreign Currency	Daily differences	ROFEX	4	2	1	180,704,581

FUTURES	Financial transactions own account	Foreign Currency	Upon maturity of differences	RESIDENTS IN THE COUNTRY NON-FINANCIAL SECTOR	3	2	94	171,129,401

--116--

						EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES
AS OF JUNE 30, 2022
(Translation of Financial statements originally issued in Spanish - See Note 43)
(stated in thousands of pesos in constant currency - Note 2.1.5 to the Consolidated Condensed Interim Financial Statements)

			ECL of remaining life of the financial asset
Accounts	Balances	ECL for the			Monetary	Balances
	as of 12.31.21	following	FI with significant	FI with credit	gain (loss)	as of 06.30.22
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	351,521	72,462	-	31,126	(103,235)	351,874

Loans and other financing	18,316,338	1,037,202	(108,486)	(1,932,416)	(4,565,014)	12,747,624
Other financial institutions	448,475	71,635	140,660	(1,578)	(158,590)	500,602
Non-financial private sector and residents abroad	17,867,863	965,567	(249,146)	(1,930,838)	(4,406,424)	12,247,022
Overdrafts	438,015	257,665	45,035	41,162	(190,948)	590,929
Instruments	818,260	(25,811)	8,411	(18,270)	(207,904)	574,686
Mortgage loans	1,000,896	25,498	111,334	82,912	(279,513)	941,127
Pledge loans	134,874	15,101	(338)	12,724	(37,539)	124,822
Consumer loans	3,496,102	186,250	(53,410)	37,796	(878,585)	2,788,153
Credit cards	6,622,934	107,715	58,365	358,178	(1,742,355)	5,404,837
Finance leases	127,939	28	37	(7,858)	(30,828)	89,318
Other	5,228,843	399,121	(418,580)	(2,437,482)	(1,038,752)	1,733,150

Other debt securities	20,573	5,296	-	-	(7,210)	18,659

Contingent commitments	1,162,265	139,268	10,170	14,092	(327,314)	998,481

TOTAL ALLOWANCES	19,850,697	1,254,228	(98,316)	(1,887,198)	(5,002,773)	14,116,638

--117--

REPORTING SUMMARY FOR

THE PERIOD ENDED

JUNE 30, 2022

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5 to the condensed consolidated interim financial statements)

These condensed consolidated interim financial statements were prepared in accordance with the financial reporting framework set forth by the BCRA (Communication “A” 6114 of the BCRA, as supplemented). Save for the regulations set forth by the BCRA explained in the following paragraph, such framework is based on the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and adopted by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE, as per its Spanish acronym). The aforementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by Interpretations Committee of International Financial Reporting Standards (IFRIC) or the former Standards Interpretations Committee (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS, the following affect the preparation of these consolidated condensed interim financial statements:

a) Within the framework of the convergence process to IFRS established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on and after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55)except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the above mentioned paragraph 5.5. “Impairment” been applied in full, according to the global estimate made by the Entity, as of June 30, 2022 and December 31, 2021, its shareholders’ equity would have been reduced by 2,657,500 and 2,602,792, respectively.

b) As of December 31, 2021, the Entity valued its remaining interest in Prisma Medios de Pago SA (“Prisma”) following the guidelines set forth by applicable rules and considering a valuation report as of December 31, 2020 issued by independent experts subject to the provisions of Memoranda No. 7/2019 and No. 8/2021 dated April 29, 2019 and May 22, 2021, respectively, received from the BCRA, which set forth specific provisions as regards the measurement of such interest. Considering those provisions, the Entity has made adjustments to the fair value previously determined (see Note 12.1).

Additionally, the Bank recognized an adjustment to previous years’ results, at the request of the BCRA. By means of Memorandum No. 8/2021 dated May 22, 2021, that is, subsequent to the financial statements as of December 31, 2020, the Bank was required to adjust the fair value recognized on its equity interest in Prisma Medios de Pago S.A. as of December 31, 2020.

For disclosure purposes only, such adjustment had an impact on the items “Investments in Equity Instruments” by 2,942,252 (decrease) and “Unappropriated retained earnings” by 2,059,576 (net decrease in deferred income tax) in the comparative Consolidated Statement of Financial Position as of December 31, 2021 and in the comparative Consolidated Statement of Changes in Shareholders’ Equity as of June 30, 2021.

Information not covered by the Auditors Report on the review of the condensed consolidated interim financial statements.

--118--

In determining the valuation of such equity interest, the Bank followed the guidelines set out under applicable standards, also considering a valuation report as of December 31, 2020 issued by independent appraisers.

In March 2022, the shares corresponding to the aforementioned interest were transferred and the income (loss) from their sale was recorded in the quarter ended March 31, 2022. Had the IFRS been applied in order to determine the fair value above mentioned, the income (loss) of previous years and for the period ended June 30, 2022 shall have been changed. However, this situation does not generate differences as regards the shareholders’ equity value as of June 30, 2022.

c) On May 29, 2017, the BCRA issued Memorandum No. 6/2017 whereby the Entity was required to account for a provision in liabilities for the reassessment of income tax applying the inflation adjustment for tax purposes. As described in Note 15, such provision was fully reversed as from June 30, 2021.

Except as provided in the preceding paragraphs, the accounting policies applied by the Entity comply with the IFRS that have been currently approved and are applicable in the preparation of these consolidated condensed interim financial statements in accordance with the IFRS as adopted by the BCRA as per Communication “A” 7411. In general, the BCRA does not allow the early application of any IFRS, unless otherwise specified.

In addition, the BCRA through Communications “A” 6323 and 6324 provided the guidelines for the preparation and presentation of financial statements of financial institutions for the fiscal years starting on or after January 1, 2018, including the additional reporting requirements as well as the information to be presented as Exhibits.

As a consequence of the application of those standards, the Bank prepares its financial statements according to the new financial reporting framework set forth by the BCRA as of June 30, 2022 and December 31, 2021.

Banco BBVA Argentina S.A. (NYSE; MAE; BYMA: BBAR; Latibex: XBBAR) is a subsidiary of the BBVA Group—its majority shareholder since 1996. In Argentina, it has been one of the major financial institutions since 1886. BBVA Argentina offers retail and corporate banking services to a broad customer base, including individuals, small-to-medium sized companies, and large corporations. As of June 30, 2022, the Entity's total assets, liabilities and shareholders' equity amounted to 1,405,320,301; 1,171,363,162; and 233,957,139; respectively.

The Entity offers its products and services through a wide multi-channel distribution network with presence in all the provinces in Argentina and the City of Buenos Aires, with more than 3.5 million active customers as of June 30, 2022. That network includes 243 branches providing services to the retail segment and also to small and medium sized-enterprises and organizations.

Information not covered by the Auditors Report on the review of the consolidated condensed interim financial statements.

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Corporate Banking is divided by industry sector: Consumers, Heavy Industries and Energy, providing customized services for large companies. To supplement the distribution network, the Entity has 881 ATMs, 852 self-service terminals, 15 in-company banks, two points of Customer service booths. Moreover, it has a telephone banking service, a modern, safe and functional Internet banking platform and a mobile banking app. As regards payroll, Banco BBVA Argentina SA. has 5,839 employees, including 93 employees of BBVA Asset Management Argentina S.A.U., PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. (active employees at the end of the month, including structural, temporary and expatriate employees).

The loans portfolio net of allowance for loan losses totaled $ 511,745,877 as of June 30, 2022, reflecting a 1.68% increase as compared to the previous year.

As it relates to consumer loans, including personal loans, credit cards, mortgage loans and pledge loans, the latter jointly with credit cards decreased the least, by 1.91% compared with June 30, 2021.

Banco BBVA Argentina S.A.'s consolidated market share in private-sector financing was 8.35% at period-end, based on the BCRA's daily information (principal balance as of the last day of each consolidated quarter).

In terms of portfolio quality, the Entity has managed to maintain very good ratios. The non performing ratio (Financings non performing/total financing) was 1.08%, with a coverage level (total allowances/non performing) of 219.39% as of June 30, 2022.

The exposure for securities as of June 30, 2022 totaled $ 563,721,894, including repos.

In terms of liabilities, customers’ resources totaled $ 974,101,356, with a 2.48% decrease over the last twelve months.

Banco BBVA Argentina S.A. consolidated market share in private deposits reached 7.15% at period-end, based on BCRA’s daily information (principal balance as of the last day of each quarter).

Breakdown of changes in the main income/loss items

Banco BBVA Argentina S.A. recorded an accumulated profit of 20,619,485 as of June 30, 2022, representing a return on average shareholders' equity of 18.88%, a return on average assets of 3.01%, and a return on average liabilities of 1.78%.

Accumulated net interest income totaled 100,326,396, up by 26.89% compared to June 2021. Such increase was driven by increased interest income from loans to the financial sector, income from corporate bonds and interest and other amounts of financial assets.

Accumulated net commission income totaled 18,088,748 accounting for a 20.54% increase compared to June 2021. This increase was due to an increase in commissions related to credits and obligations and lower commissions related to transactions with securities.

Information not covered by the Auditors Report on the review of the consolidated condensed interim financial statements.

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Accumulated administrative expenses and personnel benefits totaled 46,761,282, up by 15.77% vis-a-vis June 2021. This increase was due to a higher expense in rentals and advertising

Outlook

In a less favorable global context and given the difficulty of correcting current macroeconomic distortions and meeting the objectives established in the facility arrangements reached in March 2022 with the International Monetary Fund, volatility in the financial markets has increased significantly, particularly in the foreign exchange and local currency government debt markets. There is high uncertainty about the future evolution of economic policies. According to BBVA Research, inflation, which reached 46.2% cumulative as of July 2022, is likely to increase further in the future, and GDP will grow around 2.5% in 2022 (down from the previous forecast of 3.5%).

The banking system is influenced by the high inflation scenario. At the end of June 2022 both private credit and private deposits, grew 29% and 34%, respectively, comparative with December 2021 (source: BCRA siscen reporting regime as of June 30, 2022. Capital balances as of the last day of each period, in nominal terms). Meanwhile, the total NPL ratio decreased to 3.4%, compared to 4.3% as of December 2021 (source: Banking Report, BCRA, latest available data May 2022).

BBVA Argentina continues to actively monitor its businesses, financial position, and results of operations, and believes it is competitively positioned to face the challenges posed by the prevailing context. The Bank’s funding costs are low due to an adequate deposit mix, a strong capital and liquidity position, and an optimal portfolio quality vis-a-vis the financial system.

Corporate responsibility is embedded in the Bank’s business model, driving financial inclusion and education, and supporting scientific research and culture. BBVA Argentina operates with uttermost integrity, long-term vision and best practices, and has a presence among the main sustainability indexes through BBVA Group.

The Bank's digital transformation is bearing fruit and is now an inherent part of the way the institution does business. Our customers’ response has been satisfactory, and we are convinced that we are on the right track to maintain and enhance our competitive position in the financial system. Our service offering has evolved in such a way that at the end of June 2022, the penetration of our digital customers reached 62%, remaining stable compared to the end of the same quarter in the previous year, while that of our mobile customers reached 54%, up from 52% a year ago. The response from our customers has been satisfactory, and we are convinced that this is the path to follow in order to maintain and expand our competitive positioning in the financial system. In the quarter, the acquisition of new digital customers over traditional ones was 66%, while in 2Q21 it was 70%.

Information not covered by the Auditors Report on the review of the consolidated condensed interim financial statements.

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The Bank’s goal for 2022 will be to maintain its current strength built all over the years, as long as the prevailing uncertainty scenario persists.

Information not covered by the Auditors Report on the review of the consolidated condensed interim financial statements.

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CONSOLIDATED BALANCE SHEET STRUCTURE
COMPARATIVE WITH PREVIOUS FISCAL PERIODS
(stated in thousands of pesos in constant currency - Note 2.1.5)

	06.30.22	06.30.21	06.30.20	06.30.19

Total Assets	1,405,320,301	1,417,449,361	1,335,151,557	1,418,250,560

Total Liabilities	1,171,363,162	1,199,515,531	1,101,290,671	1,210,934,549

Shareholders' Equity	229,870,382	213,613,375	229,250,299	207,197,298

Minority Interest	4,086,757	4,320,455	4,610,587	118,713

Total Liabilities + Shareholders' Equity + Minority Interest	1,405,320,301	1,417,449,361	1,335,151,557	1,418,250,560

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CONSOLIDATED STATEMENT OF INCOME STRUCTURE
COMPARATIVE WITH PREVIOUS FISCAL PERIODS
(stated in thousands of pesos in constant currency - Note 2.1.5)

	06.30.22	06.30.21	06.30.20	06.30.19

Net interest income	100,326,396	79,062,555	81,774,796	86,229,666

Net commission income	18,088,748	15,006,495	12,524,987	12,989,438

Net income from measurement of financial instruments at fair value through profit or loss	6,135,768	4,965,673	5,704,992	17,373,775
Net (loss) from write-down of assets at amortized cost and at fair value through OCI	527,062	(86,840)	(2,409,524)	(148,752)
Foreign currency quotation differences	3,564,392	3,566,762	6,892,153	9,841,843
Other operating income	7,275,390	5,784,881	5,508,849	29,558,064
Loan loss provision	(5,117,140)	(6,967,823)	(10,730,101)	(10,586,851)

Net operating income	130,800,616	101,331,703	99,266,152	145,257,183

Personnel benfits	(23,340,026)	(21,053,470)	(21,289,254)	(22,620,722)
Administrative expenses	(23,421,256)	(19,339,743)	(18,754,357)	(16,941,916)
Asset depreciation and impairment	(3,639,225)	(3,894,478)	(4,211,282)	(4,906,370)
Other operating expenses	(19,349,681)	(17,578,453)	(15,049,386)	(33,731,677)

Operating income	61,050,428	39,465,559	39,961,873	67,056,498

Income/(loss) from associates and joint ventures	(95,535)	232,278	537,033	487,367

Loss from net monetary position	(45,758,098)	(28,059,590)	(15,874,334)	(18,251,688)

Income before income tax from continuing activities	15,196,795	11,638,247	24,624,572	49,292,177

Income tax from continuing activities	5,422,690	5,600,508	(10,685,979)	(15,573,716)

Net income from continuing activities	20,619,485	17,238,755	13,938,593	33,718,461

Net income for the period	20,619,485	17,238,755	13,938,593	33,718,461

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CONSOLIDATED CASH FLOW STRUCTURE
COMPARATIVE WITH PREVIOUS FISCAL PERIODS
(stated in thousands of pesos in constant currency - Note 2.1.5)

	06.30.22	06.30.21	06.30.20	06.30.19

Net cash (used in)/generated by operating activities	(21,623,203)	91,957,104	(118,568,785)	(17,063,606)

Net cash used in investing activities	(4,013,082)	(2,274,977)	(808,601)	3,237,449

Net cash (used in)/generated by financing activities	3,510,431	(6,988,268)	(8,879,966)	(5,189,400)

Effect of exchange rate changes	(11,463,279)	1,283,053	13,527,139	(6,558,323)

Gain/loss on net monetary position of cash and cash equivalents	(78,314,371)	(71,349,725)	(45,305,818)	(81,157,843)

Total cash (used in)/generated during the period	(111,903,504)	12,627,187	(160,036,031)	(106,731,723)

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COMPARATIVE STATISTICAL DATA
WITH PREVIOUS FISCAL PERIODS
(variation of balances over the same period of the previous fiscal period)

	06.30.22 / 06.30.21	06.30.21 / 06.30.20	06.30.20 / 06.30.19

Total loans	1.68%	-15.99%	-8.73%

Total deposits	-2.48%	8.65%	-8.32%

Income/(loss)	19.61%	23.68%	-58.66%

Shareholders' Equity	7.35%	-6.81%	12.80%

COMPARATIVE RATIOS
WITH PREVIOUS FISCAL PERIODS

	06.30.22	06.30.21	06.30.20	06.30.19

Solvency (a)	19.97%	18.17%	21.24%	17.12%

Liquidity (b)	76.68%	75.75%	63.84%	60.79%

Tied-up capital (c)	37.00%	35.03%	32.82%	40.33%

Indebtedness (d)	5.01	5.50	4.71	5.84

(a) Shareholders’ Equity/Liabilities

(b) Sum of cash and deposits in banks, debt securities at fair value through profit or loss and other debt securities/deposits.

(c) Sum of property and equipment, miscellaneous assets and intangible assets/Shareholders’ Equity.

(d) Total liabilities/Shareholders’ Equity.

Information not covered by the Auditors Report on the review of the consolidated condensed interim financial statements.

--1--

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

REPORT ON THE REVIEW OF INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of

BANCO BBVA ARGENTINA S.A.

CUIT (Argentine taxpayer identification number): 30-50000319-3

Registered address: Av. Córdoba 111

City of Buenos Aires, Argentina

I.	Report on financial statements

Introduction

1.	We have reviewed the accompanying interim condensed consolidated financial statements of BANCO BBVA ARGENTINA S.A. (the “Bank”) and its subsidiaries, which comprise: (a) the condensed consolidated statement of financial position as of June 30, 2022; (b) the condensed consolidated statements of income and other comprehensive income for the three and six months periods ended June 30, 2022, the changes in shareholders’ equity, and cash flows for the six-month period then ended, and (c) a summary of significant accounting policies and other explanatory information included in the notes and exhibits that supplement them.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Management and Board of Directors are responsible for the preparation and presentation of the financial statements mentioned in paragraph 1 in conformity with the financial reporting framework set forth by the Central Bank of Argentina (BCRA) which, as indicated in note 2 to the financial statements mentioned in paragraph 1, is based on IFRS (International Financial Reporting Standards), and in particular for the condensed interim financial statements on the International Accounting Standard (“IAS”) 34 "Interim Financial Reporting", as issued by the IASB (International Accounting Standards Board) and adopted by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), including the exceptions established by the BCRA explained in such note. The Bank’s Board and Management are also responsible for the internal control they may deem necessary for the interim financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

A member firm of Ernst & Young Global Limited

--2--

Auditor’s responsibilities

3.	Our responsibility is to conclude on the financial statements mentioned in paragraph 1 based on our review, which was performed in accordance with the provisions of FACPCE Technical Resolution No. 37 and with BCRA minimum external auditing standards applicable to the review of interim financial statements, and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim financial statements consists of making inquiries, mainly from the persons in charge of accounting and financial issues, as well as applying analytical procedures and other review procedures. The scope of a review is considerably narrower than that of a financial statements audit; therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Conclusion

4.	Based on our review, nothing came to our attention making us believe that the financial statements mentioned in paragraph 1 are not prepared, in all material respects, in accordance with the financial reporting framework set forth by the BCRA and referred to in paragraph 2.

Emphasis on certain matters disclosed in the financial statements

5.	We would like to draw attention to the information contained in the following notes to the financial statements mentioned in paragraph 1:

a)	Note 2. “Basis for the preparation of these Financial Statements and applicable accounting standards – Applicable Accounting Standards” where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communiqué “A” 6847, which are explained in the note.

b)	Note 2. “Basis for the preparation of these Financial Statements and applicable accounting standards – Applicable Accounting Standards”, where the Bank discloses that (i) as of December 31, 2021, to measure the fair value of a specific equity instrument it applied the requirements issued by the BCRA through the memorandum dated April 29, 2019, and March 22, 2021, and (ii) given that in March 2022 the shares related to the abovementioned interest were transferred, the proceeds from the sale thereof were booked under the net income for the current fiscal year, and this recognition method differs from the one that should have been afforded under IFRS.

A member firm of Ernst & Young Global Limited

--3--

c)	Note 2. “Basis for the preparation of these Financial Statements and applicable accounting standards – Applicable Accounting Standards”, whereby the Bank discloses that (i) for the purposes of measuring income tax liabilities it had applied the requirements established by BCRA Memorandum dated May 29, 2017 and (ii) due to the situation occurred in fiscal 2021 the accrual was fully reversed as of June 30, 2021, and the effects were booked under the net income for 2021; this recognition method differs from that which should have been applied under IFRS, since according to the latter, the effect should have been recognized in previous years.

These issues do not change the conclusion stated in paragraph 4, but they should be taken into account by the users of IFRS for interpreting the accompanying financial statements mentioned in the paragraph 1.

6.	As further explained in Note 53. to the condensed consolidated interim financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the financial reporting framework set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	The Bank’s financial statements for the fiscal year ended December 31, 2021, were not audited by us, but by other auditors, who issued an unqualified opinion dated March 3, 2022, on the financial reporting framework set forth by the BCRA on such financial statements. In addition, the Bank’s financial statements for the six-month period ended June 30, 2021, were not reviewed by us but by other auditors, who expressed an unqualified conclusion dated August 24, 2021, on such financial statements.

8.	We also issued a separate report on the interim separate condensed financial statements of BANCO BBVA ARGENTINA S.A. as of the same date and for the same period indicated in paragraph 1.

A member firm of Ernst & Young Global Limited

--4--

II.	Report on other legal and regulatory requirements

In compliance with current regulations, we further report that:

a)	The condensed consolidated financial statements mentioned in paragraph 1 are being transcribed to the Book of Balance Sheets for Publication and result from books kept, in their formal respects, in conformity with current regulations considering what is mentioned in note 2.7.

b)	As of June 30, 2022, liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s accounting books, amounted to ARS 947,387,957 none of which was due and payable as of that date.

c)	The information included in the “Consolidated Balance Sheet Structure”, the “Consolidated Statement of Income Structure” and the “Consolidated Cash Flow Structure” of the Reporting Summary for the Fiscal Period ended June 30, 2022 filed by the Bank jointly with the financial statements to comply with CNV (Argentine Securities Commission) regulations, arises from the Bank’s accompanying interim condensed consolidated financial statements as of June 30, 2022, and as of June 30, 2021, 2020, and 2019, which are not included as exhibits. In addition, we report that the interim condensed consolidated financial statements as of June 30, 2021, 2020, and 2019, to which we refer, which should be read jointly with this report, were reviewed by other auditors who issued their review reports on August 24, 2021, August 25, 2020, and August 9, 2019, respectively.

The figures of the comparative information have been restated to consider the changes in the currency general purchasing power and are thus stated in the constant currency as of the end of the reporting period.

d)     As stated in note 47 to the accompanying condensed consolidated financial statements, the Bank carries shareholders’ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV regulations for these items as of June 30, 2022.

City of Buenos Aires, Argentina

August 23, 2022

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

JAVIER J. HUICI
Partner
Certified Public Accountant (U.B.A.)

A member firm of Ernst & Young Global Limited

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

REPORT ON THE REVIEW OF INTERIM CONDENSED
SEPARATE FINANCIAL STATEMENTS

To the Directors of

BANCO BBVA ARGENTINA S.A.

CUIT (Argentine taxpayer identification number): 30-50000319-3

Registered address: Av. Córdoba 111

City of Buenos Aires, Argentina

I.	Report on financial statements

Introduction

1.	We have reviewed the accompanying interim condensed separate financial statements of BANCO BBVA ARGENTINA S.A. (the “Bank”), which comprise: (a) the condensed separate statement of financial position as of June 30, 2022; (b) the condensed separate statements of income and other comprehensive income for the three and six months periods ended June 30, 2022, the changes in shareholders’ equity, and cash flows for the six-month period then ended, and (c) a summary of significant accounting policies and other explanatory information included in the notes and exhibits that supplement them.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Management and Board of Directors are responsible for the preparation and presentation of the financial statements mentioned in paragraph 1 in conformity with the financial reporting framework set forth by the Central Bank of Argentina (BCRA) which, as indicated in note 2 to the financial statements mentioned in paragraph 1, is based on IFRS (International Financial Reporting Standards), and in particular for the condensed interim financial statements on the International Accounting Standard (“IAS”) 34 "Interim Financial Reporting", as issued by the IASB (International Accounting Standards Board) and adopted by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), including the exceptions established by the BCRA explained in such note. The Bank’s Board and Management are also responsible for the internal control they may deem necessary for the interim financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

A member firm of Ernst & Young Global Limited

Auditor’s responsibilities

3.	Our responsibility is to conclude on the financial statements mentioned in paragraph 1 based on our review, which was performed in accordance with the provisions of FACPCE Technical Resolution No. 37 and with B.C.R.A. minimum external auditing standards applicable to the review of interim financial statements, and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim financial statements consists of making inquiries, mainly from the persons in charge of accounting and financial issues, as well as applying analytical procedures and other review procedures. The scope of a review is considerably narrower than that of a financial statements audit; therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Conclusion

4.	Based on our review, nothing came to our attention making us believe that the financial statements mentioned in paragraph 1 are not prepared, in all material respects, in accordance with the financial reporting framework set forth by the BCRA and referred to in paragraph 2.

Emphasis on certain matters disclosed in the financial statements

5.	We would like to draw attention to the information contained in the following notes to the financial statements mentioned in paragraph 1:

a)	Note 2. “Basis for the preparation of these Financial Statements and applicable accounting standards – Applicable Accounting Standards”, where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communiqué “A” 6847, which are explained in the note.

A member firm of Ernst & Young Global Limited

b)	Note 2. “Basis for the preparation of these Financial Statements and applicable accounting standards – Applicable Accounting Standards”, where the Bank discloses that (i) as of December 31, 2021, to measure the fair value of a specific equity instrument it applied the requirements issued by the BCRA through the memorandum dated April 29, 2019, and March 22, 2021, and (ii) given that in March 2022 the shares related to the abovementioned interest were transferred, the proceeds from the sale thereof were booked under net income for the current fiscal year, and this recognition method differs from the one that should have been afforded under IFRS.

c)	Note 2. “Basis for the preparation of these Financial Statements and applicable accounting standards – Applicable Accounting Standards”, whereby the Bank discloses that (i) for the purposes of measuring income tax liabilities it had applied the requirements established by BCRA Memorandum dated May 29, 2017 and (ii) due to the situation occurred in fiscal 2021 the accrual was fully reversed as of June 30, 2021, and the effects were booked under the net income for 2021; this recognition method differs from that which should have been applied under IFRS, since according to the latter, the effect should have been recognized in previous years.

These issues do not change the conclusion stated in paragraph 4, but they should be taken into account by the users of IFRS for interpreting the accompanying financial statements mentioned in the paragraph 1.

6.	As further explained in Note 43. to the condensed separated interim financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the financial reporting framework set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	The Bank’s financial statements for the fiscal year ended December 31, 2021, were not audited by us, but by other auditors, who issued an unqualified opinion dated March 3, 2022, on the financial reporting framework set forth by the BCRA on such financial statements. In addition, the Bank’s financial statements for the six-month period ended June 30, 2021, were not reviewed by us but by other auditors, who expressed an unqualified conclusion dated August 24, 2021, on such financial statements.

A member firm of Ernst & Young Global Limited

8.	We also issued a separate report on the interim consolidated condensed financial statements of BANCO BBVA ARGENTINA S.A. and its subsidiaries as of the same date and for the same period indicated in paragraph 1.

II.	Report on other legal and regulatory requirements

In compliance with current regulations, we further report that:

a)	The condensed separate financial statements mentioned in paragraph 1 are being transcribed to the Book of Balance Sheets for Publication and result from books kept, in their formal respects, in conformity with current regulations considering what was mentioned in note 2.7. to the condensed consolidated financial statements.

b)	As of June 30, 2022, liabilities accrued in contributions to the Integrated Pension Fund System resulting from the Bank’s accounting books amounted to ARS 947,387,957, none of which was due and payable as of that date.

c)	As stated in note 47 to the condensed consolidated financial statements as of such date, the Bank carries shareholders’ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV (Argentine Securities Commission) regulations for these items as of June 30, 2022.

City of Buenos Aires, Argentina

August 23, 2022

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

JAVIER J. HUICI
Partner
Certified Public Accountant (U.B.A.)

A member firm of Ernst & Young Global Limited

SUPERVISORY COMMITTEE'S REPORT

To the Shareholders of

BANCO BBVA ARGENTINA S.A.

Registered Office: Av. Córdoba 111

City of Buenos Aires

1.	Identification of the interim financial statements subject to review

In our capacity as members of the Supervisory Committee of Banco BBVA Argentina S.A. (hereinafter, either “BBVA” or the “Entity”) designated at the General Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2022, and in compliance with the terms of Section 294 of the Argentine Companies Law No. 19550, we have reviewed the consolidated condensed interim financial statements and its subsidiaries as of June 30, 2022, which include the consolidated condensed statement of financial position as of June 30, 2022, the consolidated condensed statements of income and other comprehensive income, changes in shareholders’ equity, and cash flows for the six-month period then ended and a summary of the significant accounting policies and other explanatory information included in their respective supplementary notes and exhibits, as well as the separate condensed financial statements of BBVA as of June 30, 2022, and the separate condensed statement of financial position as of June 30, 2022, the separate condensed statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the six-month period then ended, and a summary of the significant accounting policies and other explanatory information included in their supplementary notes and exhibits.

2.	Scope of our Review

In discharging our duties, we have examined the work performed by the Entity’s external auditors PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L., who, on August 23, 2022, issued their limited review report on the interim financial statements as of June 30, 2022, including an unqualified conclusion.

The review of interim financial statements conducted by such auditors is substantially lesser in scope than an audit and, therefore, is not sufficient to become aware of all substantial issues that might arise during an audit. Therefore, the auditors do not render such an opinion on the financial statements referred to in section I.

Since the Supervisory Committee is not responsible for management control, the review did not encompass the corporate criteria and decisions of the Entity’s several areas, for such issues are the exclusive responsibility of the Board of Directors.

3.	Supervisory Committee’s Opinion

Based on our review, we have no observations to raise, except as stated in paragraph 4, on the accompanying interim financial statements of BBVA for the six-month period ended June 30, 2022 referred to in the first paragraph of Section 1 of this report. Furthermore, such financial statements reflect all substantial facts and circumstances that are known to us.

4. Emphasis Matter

As explained in Note 2 to the accompanying consolidated and separate financial statements, such financial statements were prepared by the Entity’s Board of Directors and Management in accordance with the financial reporting framework set forth by the BCRA. Such financial reporting framework differs from the IFRS in the following aspects:

i. as stated in Note 2., to the accompanying consolidated and separate financial statements, “Basis for the preparation of these financial statements and applicable accounting standards - Applicable Accounting Standards – Impairment of financial assets”, in which the Entity quantifies the effects that the application of paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” to the financial assets comprising exposures to the public sector would have on the financial statements, which financial assets were temporarily excluded from said application by Communication “A” 6847 of the BCRA, as explained in said note.

ii. as stated in Note 2., to the accompanying consolidated and separate financial statements, “Basis of preparation of financial statements and applied accounting polices – Applicable Accounting Standards”, as regards the measurement of the remaining investment in Prisma Medio de Pago S.A., in which the Entity exposes that (i) as of December 31, 2021, for the purposes of measuring an investment in certain equity instruments at fair value, it has applied the standards set forth by the BCRA by means of Memoranda dated April 29, 2019 and March 22, 2021, and (ii) since during March 2022 the transfer of the shares corresponding to said interest was made, the Entity accounted for the proceeds of the sale in the income / (loss) for the current year, what differs from the recognition criteria that would have applied if IFRS had been applied.

iii. as stated in Note 2., to the accompanying consolidated and separate financial statements, “Basis for the preparation of financial statements and applied accounting policies – Applicable Accounting Standards”, as regards Memorandum No. 6/2017 on income tax reassessment, in which the Entity exposes that (i) for the purposes of measuring income tax liabilities, it has applied the standards set forth by the BCRA by means of a Memorandum dated May 29, 2017 and (ii) due to the situation verified in fiscal year 2021, the provision accounted for has been fully reversed as of June 30, 2021, accounting for the effect in income/(loss) for fiscal year 2021, what differs from the recognition criteria that would have applied if IFRS had been applied, pursuant to which the effect shall have been recognized in previous years.

Other matters

The Entity’s financial statements for the fiscal year ended December 31, 2021 were not audited by PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L. but by other auditors, who on June 3, 2022, expressed an unqualified opinion with respect to the financial reporting framework set forth by the BCRA on such financial statements. In addition, the Entity’s financial statements for the six-month period ended June 30, 2021 were not reviewed by the current auditors but by others who, on August 24, 2021, expressed an unqualified conclusion on such financial statements.

5.	Information Required by Applicable Provisions

We hereby report that in accordance with applicable standards in force, the enclosed consolidated condensed interim financial statements are pending transcription into the Financial Statements for Reporting Purposes book, and arise from the accounting records kept, in all formal aspects, in accordance with the current laws considering what was mentioned in note 57 to the consolidated and separate condensed financial statements.

We further represent that, during the reporting period, we have carried out all duties, to the extent applicable, set forth in Section 294 of Argentine Companies Law No. 19550.

We further represent that Dr. Alejandro Mosquera is expressly authorized to individually sign, on behalf of the Supervisory Committee, all documents referred to in the first paragraph herein and all copies of this report.

City of Buenos Aires, August 23, 2022

ALEJANDRO MOSQUERA ATTORNEY
CPACF Volume 30 – Page 536
CPSI Volume XXII – Page 433
On behalf of Supervisory Committee